

KAWASAKI

03 AUG 2? 7:21

KAWASAKI HEAVY INDUSTRIES, LTD.

TOKYO HEAD OFFICE: WORLD TRADE CENTER BLDG., 4-1, HAMAMATSU-CHO 2-CHOME, MINATO-KU, TOKYO, JAPAN.

PHONE: TOKYO (03)3435________ FACSIMILE: 03( )________ TELEX: 242-4371 CABLE: KAWASAKI HEAVY TOKYO

August 25, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549



03029654

Re : Kawasaki Heavy Industries, Ltd.
Rule 12g3-2(b) Exemption Application
(the Commission file number : 82-4389)

SUPPL

Dear Sirs:

We enclose some documents which were published by Kawasaki Heavy Industries, Ltd., a corporation incorporated under the laws of Japan, to be filed with the Stock Exchanges or to be distributed to our shareholders, between March 27, 2003 and August 25, 2003, and which are required to be furnished to the Commission pursuant to Rule 12g3-2(b). Such documents are listed in Annex A hereto.

If you have any questions or requests, please do not hesitate to contact Mr. Keisuke Otani, Finance & Accounting Department, Kawasaki Heavy Industries, Ltd., 4-1, Hamamatsu-cho 2-chome, Minato-ku, Tokyo 105-6116, Japan, telephone +81-3-3435-2998, facsimile +81-3-5402-7391.

Very truly yours,

KAWASAKI HEAVY INDUSTRIES, LTD.

By [signature]
Name: Hisashi Ishizaki
Title : Manager,
Finance & Accounting Department

ANNEX A

List of Documents published between March 27, 2003 AND Aug.25, 2003

A. English Language Documents

1. Annual Report for the year ended March31, 2003
   (Exhibit 1)

B. Japanese Language Documents

1. Annual Securities Report dated June27, 2003 which was filed with the Ministry of Finance describing the Company's capital, management, business, financial statements for the year ended March31, 2003 and other matters concerning the Company
   (Exhibit 2, Summary English translation attached)

2. Notice of General Meeting of Shareholders dated June4, 2003
   (Exhibit 3, Summary English translation attached)

3. Resolutions of General Meeting of Shareholders dated June27, 2003 (together with Annual Business Report)
   (Exhibit 4, Summary English translation attached)

4. Flash financial results for the year ended March 31, 2003(on consolidated and non-consolidated basis) dated May09, 2003 (Press release)
   (Exhibit 5, Summary English translation attached)

5. Announcement of KHI to Apply to Delist Its Stocks and Convertible Bonds from Certain Exchanges
   (Exhibit 6, Summary English translation attached)

6. Flash consolidated sales report for the first quarter ended June 30, 2003(Press release)
   (Exhibit 7, Summary English translation attached)

7. Extraordinary Report dated April1, 2003

   (Exhibit 8, Summary English translation attached)

EXHIBIT 2

第180期（自 平成14年４月１日 至 平成15年３月31日）

有価証券報告書

川崎重工業株式会社

第180期（自平成14年４月１日　至平成15年３月31日）

有 価 証 券 報 告 書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用して、平成15年６月27日に提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

川崎重工業株式会社

目　次

頁

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成15年６月27日
【事業年度】	第180期（自　平成14年４月１日　至　平成15年３月31日）
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	（078）682―5001（大代表）
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 （神戸クリスタルタワー）
【電話番号】	（078）371―9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 （東京都港区浜松町２丁目４番１号 （世界貿易センタービル）） 川崎重工業株式会社関西支社 （大阪市北区堂島浜２丁目１番29号（古河大阪ビル）） 株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号） 株式会社大阪証券取引所 （大阪市中央区北浜１丁目６番10号） 株式会社名古屋証券取引所 （名古屋市中区栄３丁目３番17号）

第一部 【企業情報】

第1 【企業の概況】

1 【主要な経営指標等の推移】

(1) 最近5連結会計年度に係る主要な経営指標等の推移

連結会計年度		平成10年度	平成11年度	平成12年度	平成13年度	平成14年度
決算年月		平成11年3月	平成12年3月	平成13年3月	平成14年3月	平成15年3月
売上高	(百万円)	1,202,188	1,149,698	1,060,479	1,144,534	1,239,598
経常利益 又は経常損失(△)	(百万円)	△524	△16,068	△3,512	14,208	16,273
当期純利益 又は当期純損失(△)	(百万円)	△6,132	△18,632	△10,319	6,281	13,022
純資産額	(百万円)	199,636	174,955	164,080	167,730	174,584
総資産額	(百万円)	1,204,856	1,206,806	1,247,471	1,255,074	1,149,160
1株当たり純資産額	(円)	143.56	125.81	117.99	120.61	125.55
1株当たり当期純利益 又は当期純損失(△)	(円)	△4.40	△13.39	△7.42	4.51	9.34
潜在株式調整後 1株当たり当期純利益	(円)	―	―	―	4.37	8.83
自己資本比率	(%)	16.5	14.4	13.1	13.3	15.1
自己資本利益率	(%)	―	―	―	3.7	7.6
株価収益率	(倍)	―	―	―	29.2	10.5
営業活動による キャッシュ・フロー	(百万円)	―	31,231	9,235	60,793	56,769
投資活動による キャッシュ・フロー	(百万円)	―	△46,578	△20,732	△28,089	△26,826
財務活動による キャッシュ・フロー	(百万円)	―	39,739	3,582	△18,588	△59,600
現金及び現金同等物 の期末残高	(百万円)	―	82,160	75,211	89,776	59,837
従業員数	(名)	―	29,772	29,162	28,936	28,642

(注) 1 売上高には、消費税等は含まれていない。

2 純資産額、総資産額、1株当たり純資産額、自己資本比率については、平成12年度より「金融商品に係る会計基準の設定に関する意見書」(企業会計審議会 平成11年1月22日)を適用したため、平成11年度以前との間に継続性はない。

3 平成10年度、平成11年度及び平成12年度の潜在株式調整後1株当たり当期純利益金額については当期純損失が計上されているため記載していない。

4 平成10年度、平成11年度及び平成12年度の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。

5 1株当たり純資産額、1株当たり当期純利益金額及び潜在株式調整後1株当たり当期純利益金額の算定については、平成14年度より「1株当たり当期純利益に関する会計基準」(企業会計基準第2号)及び「1株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第4号)を適用したため、平成13年度以前との間に継続性はない。

6 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の最近５事業年度に係る主要な経営指標等の推移

事業年度		平成10年度	平成11年度	平成12年度	平成13年度	平成14年度
決算年月		平成11年３月	平成12年３月	平成13年３月	平成14年３月	平成15年３月
売上高	(百万円)	1,006,977	944,770	850,801	914,616	894,715
経常利益 又は経常損失(△)	(百万円)	5,000	△22,026	△3,806	12,021	7,437
当期純利益 又は当期純損失(△)	(百万円)	3,553	△16,488	△12,663	7,863	6,057
資本金	(百万円)	81,426	81,426	81,426	81,426	81,427
発行済株式総数	(千株)	1,390,595	1,390,595	1,390,595	1,390,595	1,390,597
純資産額	(百万円)	162,092	141,321	141,521	142,208	146,494
総資産額	(百万円)	981,905	984,362	1,010,327	1,017,272	852,690
１株当たり純資産額	(円)	116.56	101.62	101.77	102.26	105.34
１株当たり配当額 (内１株当たり 中間配当額)	(円) (円)	6 (3)	― (―)	― (―)	― (―)	2 (―)
１株当たり当期純利益 又は当期純損失(△)	(円)	2.55	△11.85	△9.10	5.65	4.33
潜在株式調整後 １株当たり当期純利益	(円)	2.50	―	―	5.41	4.20
自己資本比率	(%)	16.5	14.3	14.0	13.9	17.1
自己資本利益率	(%)	2.1	―	―	5.5	4.1
株価収益率	(倍)	101.1	―	―	23.3	22.8
配当性向	(%)	234.8	―	―	―	45.9
従業員数	(名)	15,819	15,649	14,619	14,067	11,568

(注) 1 売上高には、消費税等は含まれていない。
2 純資産額、総資産額、１株当たり純資産額、自己資本比率については、平成12年度より「金融商品に係る会計基準の設定に関する意見書」（企業会計審議会　平成11年１月22日）を適用したため、平成11年度以前との間に継続性はない。
3 平成13年度から自己株式を資本に対する控除項目としており、また、１株当たりの各数値の計算については発行済株式数から自己株式数を控除して算出している。
4 平成11年度及び平成12年度の潜在株式調整後１株当たり当期純利益金額については当期純損失が計上されているため記載していない。
5 平成11年度及び平成12年度の自己資本利益率、株価収益率については当期純損失が計上されているため記載していない。
6 平成11年度、平成12年度及び平成13年度の配当性向については無配のため記載していない。
7 １株当たり純資産額、１株当たり当期純利益金額及び潜在株式調整後１株当たり当期純利益金額の算定については、平成14年度より「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用したため、平成13年度以前との間に継続性はない。
8 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

2 【沿革】

明治11年４月	川崎正蔵、東京築地南飯田町の官有地を借用し、川崎築地造船所を創業
明治14年３月	川崎正蔵、兵庫東出町に川崎兵庫造船所を開設
明治19年５月	川崎正蔵、官営兵庫造船所（東川崎町）を借り受け、川崎兵庫造船所を併合、川崎造船所と改称（創業）
明治19年９月	川崎築地造船所を兵庫に集約
明治29年10月	株式会社川崎造船所設立、資本金200万円、初代社長に松方幸次郎就任
明治39年９月	兵庫分工場開設
明治40年７月	兵庫分工場操業、造船用鋳鋼品の製造開始（川崎車輌株式会社の前身）
大正７年７月	葺合工場新設（川崎製鉄株式会社の前身） 兵庫工場内に自動車科および飛行機科を新設（川崎航空機工業株式会社の前身）
大正８年４月	川崎汽船株式会社を設立
大正８年７月	兵庫工場で飛行機の製作を開始
大正11年12月	岐阜工場を開設
昭和３年５月	兵庫工場を分離し、川崎車輌株式会社を設立
昭和12年11月	飛行機部門を分離し、川崎航空機工業株式会社を設立
昭和14年12月	社名を川崎重工業株式会社と改称
昭和15年９月	明石工場（川崎航空機工業株式会社）を開設
昭和25年８月	製鉄部門を分離し、川崎製鐵株式会社を設立
昭和26年６月	宝産業株式会社（現・連結子会社　川重商事株式会社）を設立
昭和28年12月	明発工業株式会社（現・連結子会社　株式会社カワサキモータースジャパン）を設立
昭和34年12月	電機部門を分離し、川崎電機製造株式会社を設立
昭和37年２月	加古川工場を開設
昭和37年８月	播州工場（川崎車輌株式会社）を開設
昭和39年12月	野田工場を開設
昭和41年３月	American Kawasaki Motorcycle Corp.（現・連結子会社　Kawasaki Motors Corp.,U.S.A.）を設立
昭和41年11月	横山工業株式会社を合併
昭和42年１月	坂出工場を開設
昭和43年８月	西神戸工場を開設
昭和44年４月	川崎航空機工業株式会社および川崎車輌株式会社を合併 千葉工場を開設
昭和44年６月	八千代工場を開設
昭和46年４月	播磨工場を開設
昭和47年４月	汽車製造株式会社を合併
昭和55年10月	加古川工場を播磨工場へ集約
昭和56年12月	Kawasaki Motors Manufacturing Corp.,U.S.A.（連結子会社）を設立
昭和59年６月	汎用ボイラ部門（滋賀工場）を分離し、川重冷熱工業株式会社に譲渡
昭和62年６月	袖ケ浦工場を開設
平成元年２月	Kawasaki Rail Car,Inc.（連結子会社）を設立
平成２年３月	西神工場を開設
平成４年12月	名古屋第一工場を開設
平成13年２月	千葉工場を播磨工場へ集約
平成13年３月	袖ケ浦工場を野田工場へ集約
平成14年10月	船舶事業を分離し、株式会社川崎造船（連結子会社）を設立 ガスタービン・機械事業の精機部門を分離し、株式会社カワサキプレシジョンマシナリ（連結子会社）に承継

3 【事業の内容】

当グループは、当社（提出会社）、子会社107社及び関連会社27社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでいる。なお、これらの７事業区分は事業の種類別セグメントの区分と同一である。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなる。

［主な事業内容］

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ＡＴＶ）、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」）、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

［当社及び主要関係会社の位置付け］

船舶事業

㈱川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っている。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っている。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、㈱カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当している。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機㈱（関連会社・平成15年４月１日完全子会社化）が独自に製造・販売ならびに製造の一部分担を行っている。

ガスタービン・機械事業

当社で製造・販売を行っているほか、㈱カワサキプレシジョンマシナリ（連結子会社）が油圧機器の製造・販売を行なっている。また、川重冷熱工業㈱（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、㈱カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っている。

プラント・環境・鉄構事業

当社で製造・販売を行っているほか、川重工事㈱（連結子会社）が鋼構造物等の製造・販売を行っている。

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ＡＴＶ）、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかが製造している。更に販売面においては、国内向二輪車ほかを㈱カワサキモータースジャパン（連結子会社）が、国内向産業用ロボットを㈱カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics (U.S.A.) Inc.（連結子会社）ほかがそれぞれ販売している。

その他事業

川重防災工業㈱（連結子会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事㈱、川崎興産㈱（いずれも連結子会社）ほかが商業を、Kawasaki Heavy Industries (U.S.A.) Inc.、Kawasaki Heavy Industries (U.K.) Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っている。また、上記のほか川重不動産㈱、川崎食品産業㈱（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでいる。

以上で述べた事項を事業系統図によって示せば、次頁のとおりである。

事業系統図

<table>
<tr><th></th><th>製造・販売</th><th>製造</th><th>販売</th><th>付帯関連事業</th></tr>
<tr><td>船舶</td><td rowspan="11">川崎重工業株式会社</td><td colspan="2">㈱川崎造船
南通中遠川崎船舶工程有限公司</td><td>川重神戸サポート㈱</td></tr>
<tr><td rowspan="2">車両</td><td colspan="2">Kawasaki Rail Car, Inc.
Kawasaki Construction Machinery Corp. of America</td><td rowspan="2">川重車両コンポ㈱
川重車両テクノ㈱</td></tr>
<tr><td>Kawasaki Motors Manufacturing Corp., U.S.A.</td><td>㈱カワサキマシンシステムズ</td></tr>
<tr><td>航空宇宙</td><td colspan="2">日本飛行機㈱</td><td>㈱ケージーエム
川重岐阜エンジニアリング㈱</td></tr>
<tr><td rowspan="2">ガスタービン・機械</td><td colspan="2">㈱カワサキプレシジョンマシナリ
川重冷熱工業㈱
Kawasaki Precision Machinery (U.K.) Limited</td><td rowspan="2"></td></tr>
<tr><td></td><td>㈱カワサキマシンシステムズ</td></tr>
<tr><td>プラント・環境・鉄構</td><td colspan="2">川重工事㈱</td><td>川崎エンジニアリング㈱
大阪動力工業㈱</td></tr>
<tr><td rowspan="4">汎用機</td><td rowspan="4">Kawasaki Motors Manufacturing Corp., U.S.A.</td><td>㈱カワサキモータースジャパン
㈱カワサキマシンシステムズ</td><td rowspan="4"></td></tr>
<tr><td>Kawasaki Motors Corp., U.S.A.
Kawasaki Motors Europe N.V.</td></tr>
<tr><td>Kawasaki Motors Enterprise (Thailand) Co, Ltd.</td></tr>
<tr><td>Kawasaki Robotics (U.S.A) Inc.</td></tr>
</table>

<table>
<tr><td rowspan="3">その他</td><td colspan="3">川重防災工業㈱</td></tr>
<tr><td>(商業)</td><td>(受注仲介)</td><td>(その他)</td></tr>
<tr><td>川崎興産㈱
川重商事㈱</td><td>Kawasaki Heavy Industries (U.S.A.) Inc.
Kawasaki Heavy Industries (U.K.) Ltd.</td><td>川重不動産㈱
川崎食品産業㈱</td></tr>
</table>

(注) 1　実線枠は連結子会社、点線枠は持分法適用関連会社を表す。
2　主要な会社のみ記載している。

4 【関係会社の状況】

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
(連結子会社)						
㈱川崎造船 (注) 2	神戸市中央区	百万円 10,000	船舶事業	100	—	役員の兼任5名 (うち従業員3名)
㈱明石船型研究所 (注) 4	兵庫県明石市	百万円 490	船舶事業	100 (100)	—	役員の兼任1名 (うち従業員1名)
川重神戸サポート㈱ (注) 4	神戸市中央区	百万円 50	船舶事業	100 (100)	—	役員の兼任4名 (うち従業員4名)
川重車両コンポ㈱	神戸市兵庫区	百万円 140	車両事業	99.96	—	当社製品の製造・運搬等 役員の兼任2名 (うち従業員2名)
川重車両テクノ㈱	神戸市兵庫区	百万円 125	車両事業	98.83	—	当社製品の設計・検査・修理等 役員の兼任1名 (うち従業員1名)
㈱日本除雪機製作所	札幌市手稲区	百万円 120	車両事業	50.04	—	当社への同社製品の販売 役員の兼任2名 (うち従業員2名)
Kawasaki Rail Car, Inc. (注) 4	New York, U.S.A.	千米ドル 60,600	車両事業	100 (100)	—	当社製品の製造・販売
Kawasaki Construction Machinery Corp. of America (注) 4	Georgia, U.S.A.	千米ドル 8,000	車両事業	100 (100)	—	当社製品の製造・販売
カワサキヘリコプタシステム㈱	岐阜県各務原市	百万円 200	航空宇宙事業	100	—	役員の兼任2名 (うち従業員2名)
川重岐阜エンジニアリング㈱	岐阜県各務原市	百万円 70	航空宇宙事業	100	—	当社製品の設計 役員の兼任2名 (うち従業員2名)
㈱ケージーエム	岐阜県各務原市	百万円 70	航空宇宙事業	100	—	当社製品の製造 役員の兼任2名 (うち従業員2名)
Kawasaki Aeronautica do Brazil Industria Ltda.	Sao Paulo Brazil	千レアル 10,000	航空宇宙事業	100	—	当社製品の製造・販売
㈱カワサキプレシジョンマシナリ	神戸市西区	百万円 3,000	ガスタービン・機械事業	100	—	役員の兼任4名 (うち従業員3名)
川重冷熱工業㈱ (注) 3, 4	滋賀県草津市	百万円 1,460	ガスタービン・機械事業	83.59 (0.07)	—	役員の兼任5名 (うち従業員4名)
Kawasaki Precision Machinery (U.K.) Limited (注) 4	Plymouth, United Kingdom	千英ポンド 5,000	ガスタービン・機械事業	100 (100)	—	—
武漢川崎船用機械有限公司	武漢市 中華人民共和国	百万円 1,100	ガスタービン・機械事業	55	—	当社製品の製造・販売 役員の兼任2名 (うち従業員1名)
大阪動力工業㈱	兵庫県尼崎市	百万円 90	プラント・環境・鉄構事業	100	—	当社製品の現地工事 役員の兼任4名 (うち従業員3名)
川重工事㈱	神戸市中央区	百万円 350	プラント・環境・鉄構事業	100	—	当社製品の現地工事 役員の兼任4名 (うち従業員4名)
川崎エンジニアリング㈱	神戸市長田区	百万円 100	プラント・環境・鉄構事業	100	—	当社製品の設計 役員の兼任3名 (うち従業員3名)
㈱カワサキモータースジャパン	兵庫県明石市	百万円 560	汎用機事業	100	—	当社製品の販売 役員の兼任4名 (うち従業員2名)
㈱カワサキマシンシステムズ	大阪市北区	百万円 343	車両事業、ガスタービン・機械事業、汎用機事業	100	—	当社製品の販売 役員の兼任6名 (うち従業員4名)

名称	住所	資本金又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
川崎金属工業㈱	三重県四日市市	百万円 350	汎用機事業	100	—	当社への同社製品の販売 役員の兼任5名 (うち従業員5名)
Kawasaki Robotics (UK) Ltd. (注) 4	Manchester, United Kingdom	千英ポンド 917	汎用機事業	100 (100)	—	当社製品の販売
Kawasaki Motors Corp., U.S.A. (注) 2, 5	Delaware, U.S.A.	千米ドル 65,900	汎用機事業	100	—	当社製品の販売
Kawasaki Motors Finance Corporation (注) 4, 5	Delaware, U.S.A.	千米ドル 10,000	汎用機事業	100 (100)	—	Kawasaki Motors Corp., U.S.A.のディーラーに対する在庫金融業
KM Receivables Corporation (注) 4, 5	Delaware, U.S.A.	米ドル 100	汎用機事業	100 (100)	—	Kawasaki Motors Finance Corporationの売掛債権管理
Kawasaki Motors Pty. Ltd.	New South Wales, Australia	千オーストラリアドル 2,000	汎用機事業	100	—	当社製品の販売 役員の兼任2名 (うち従業員2名)
P.T. Kawasaki Motor Indonesia	Jakarta, Indonesia	千米ドル 10,000	汎用機事業	51	—	当社製品の製造・販売 役員の兼任3名 (うち従業員3名)
Kawasaki Machine Systems Korea, Ltd.	Incheon, Korea	百万ウオン 1,500	汎用機事業	100	—	当社製品の販売 役員の兼任3名 (うち従業員3名)
Kawasaki Motors Europe N.V.	Hoofddorp, The Netherlands	千ユーロ 14,093	汎用機事業	100	—	当社製品の販売 役員の兼任1名 (うち従業員1名)
Kawasaki Motors (Phils.)Corporation	Metro Manila, Philippines	千ペソ 101,430	汎用機事業	50.001	—	当社製品の製造・販売 役員の兼任4名 (うち従業員4名)
Kawasaki Motors Manufacturing Corp., U.S.A. (注) 2	Nebraska, U.S.A.	千米ドル 70,000	車両事業、汎用機事業	100	—	当社製品の製造 役員の兼任2名 (うち従業員1名)
Kawasaki Motors Enterprise (Thailand)Co.,Ltd.	Rayong, Thailand	千バーツ 1,900,000	汎用機事業	92.63	—	当社製品の製造・販売 役員の兼任1名 (うち従業員1名)
Canadian Kawasaki Motors Inc.	Ontario, Canada	千カナダドル 2,000	汎用機事業	100	—	当社製品の販売
Kawasaki Robotics (U.S.A.) Inc. (注) 4	Delaware, U.S.A.	千米ドル 1,000	汎用機事業	100 (100)	—	当社製品の販売
川重不動産㈱	神戸市中央区	百万円 320	その他事業	100	—	当社福利施設の管理・修理及び当社への建物等の賃貸等 役員の兼任2名 (うち従業員2名)
川重商事㈱	神戸市中央区	百万円 600	その他事業	70	—	当社製品の販売、当社への機器類・資材の納入 役員の兼任2名 (うち従業員2名)
川重防災工業㈱ (注) 3	神戸市西区	百万円 1,708	その他事業	67.74	—	役員の兼任2名 (うち従業員2名)
川崎興産㈱	神戸市中央区	百万円 300	その他事業	100	—	当社への機器類の賃貸等 役員の兼任1名 (うち従業員1名)
川崎食品産業㈱	神戸市長田区	百万円 160	その他事業	100	—	当社事業所への給食 役員の兼任5名 (うち従業員5名)
川崎油工㈱	兵庫県明石市	百万円 436	その他事業	100	—	役員の兼任3名 (うち従業員3名)
川重苫小牧観光開発㈱	神戸市中央区	百万円 300	その他事業	100	—	役員の兼任2名 (うち従業員2名)

名称	住所	資本金 又は出資金	主要な事業の内容	議決権の所有(被所有)割合		関係内容
				所有割合(%)	被所有割合(%)	
Kawasaki Heavy Industries (U.S.A.) Inc.	New York, U.S.A.	千米ドル 600	その他事業	100	―	当社製品の販売・受注の仲介・斡旋 役員の兼任1名 (うち従業員1名)
Kawasaki do Brasil Industria e comercio Ltda.	Sao paulo, Brazil	千レアル 1,136	その他事業	100	―	当社製品の販売・受注の仲介・斡旋
Kawasaki Heavy Industries (U.K.) Ltd.	London, United Kingdom	千英ポンド 500	その他事業	100	―	当社製品の販売・受注の仲介・斡旋
その他59社						

名称	住所	資本金 又は出資金	主要な事業の内容	所有割合(%)	被所有割合(%)	関係内容
(持分法適用関連会社) 南通中遠川崎船舶工程有限公司 (注) 4	南通市 中華人民共和国	千米ドル 80,000	船舶事業	50 (50)	―	当社製品の製造・販売 役員の兼任2名 (うち従業員0名)
日本飛行機㈱ (注) 3	横浜市金沢区	百万円 6,048	航空宇宙事業	26.42	―	当社への同社製品の販売
ジャパンガスタービン㈱	神戸市中央区	百万円 1,500	プラント・環境・鉄構事業	40	―	役員の兼任2名 (うち従業員1名)
上海中遠川崎重工鋼結構有限公司	上海市 中華人民共和国	千米ドル 29,800	プラント・環境・鉄構事業	45	―	当社製品の製造・販売 役員の兼任2名 (うち従業員2名)
川崎設備工業㈱ (注) 3	名古屋市中区	百万円 1,581	その他事業	33.87	―	役員の兼任2名 (うち従業員1名)
その他10社						

(注) 1 「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載している。

2 特定子会社である。

3 有価証券報告書の提出会社である。

4 「議決権の所有(被所有)割合欄」の(内書)は間接所有である。

5 Kawasaki Motors Corp., U.S.A.については、売上高(連結会社相互間の内部売上高を除く)の連結売上高に占める割合が10%を超えている。なお、同社は同社の直接所有子会社であるKawasaki Motors Finance Corporation及びKM Receivables Corporationと実質的に不可分の関係で事業活動を行っている。このため、Kawasaki Motors Corp., U.S.A.単独の損益情報等では同社の実態を正しく表せないことから主要な損益情報等として同社に当該子会社2社を連結後の金額を記載している。

主要な損益情報等

①	売上高	157,506百万円
②	経常利益	1,285
③	当期純利益	1,536
④	純資産額	15,393
⑤	総資産額	97,902

5 【従業員の状況】

(1) 連結会社の状況

平成15年３月31日現在

事業の種類別セグメントの名称	従業員数(名)
船舶	2,388
車両	3,071
航空宇宙	4,316
ガスタービン・機械	3,714
プラント・環境・鉄構	3,771
汎用機	8,225
その他	2,495
全社共通	662
合計	28,642

(注) 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

(2) 提出会社の状況

平成15年３月31日現在

従業員数(名)	平均年齢(歳)	平均勤続年数(年)	平均年間給与(円)
11,568	42.9	21.5	6,967,584

(注) 1 従業員数は就業人員のみを対象としている。なお、臨時従業員数については従業員総数の百分の十未満であるため記載を省略している。

2 平均年間給与は、賞与及び基準外賃金を含んでいる。

(3) 労働組合の状況

当社の労働組合は、川崎重工労働組合と称し、上部団体は全国造船重機械労働組合連合会（略称造船重機労連）である。

また組合とは、信頼関係を基礎に労働協約を締結し、労働条件その他労使間の重要問題について労働協議会・経営協議会等を開催し、相互の理解と隔意ない意見交換により円満に解決をはかっている。

なお、当年度、連結会社において労働組合との間に特記すべき事項等は生じていない。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 当連結会計年度の連結業績の概況

当連結会計年度におけるわが国経済は、公共投資の抑制が続く中、不良債権処理問題の長期化など景気回復へ向けた足取りの重さや、失業率の高止まりと所得の伸び悩みによる個人消費の低迷などにより民間設備投資も回復せず、極めて低調に推移した。

このような経営環境の下、当グループは積極的に営業活動を展開した結果、受注高は大口受注のあった車両事業、プラント・環境・鉄構事業を中心に増加し１兆2,274億円と前期を1,926億円上回った。

一方、売上高は船舶事業、車両事業、汎用機事業を中心に増加し、前期を950億円上回る１兆2,395億円となった。

利益面では、安定的な収益基盤確立に向けた諸施策を推進した結果、営業利益は305億円とほぼ前期並みとなり、経常利益は162億円と前期比20億円増加した。

当期純利益は、固定資産の売却益など52億円を特別利益に、鉄構事業の生産拠点集約に伴う事業構造改善費用など43億円を特別損失にそれぞれ計上した結果、130億円と前期比67億円の増加となった。

なお、当事業年度の単独業績については、受注高9,153億円、売上高8,947億円、経常利益74億円、当期純利益60億円となった。

② 当連結会計年度の主要セグメント別業績概要

[事業種類別セグメント]

船舶事業

受注高は、ＬＰＧ船４隻、ＬＮＧ船３隻、ばら積み貨物船５隻の計12隻を受注した結果、1,109億円と前期を上回った。

売上高はＬＰＧ船、ばら積み貨物船、コンテナ船、潜水艦等の計上により、前期を129億円上回る1,054億円となったが、営業利益は為替レート悪化の影響などにより前期比41億円減の14億円となった。

車両事業

受注高は、国内向けでＪＲ各社向けならびに私鉄公営交通向け鉄道車両が増加したことに加え、海外向けでもニューヨーク市交通局向け次世代地下鉄車両や台湾向け新幹線軌道工事の大口受注があったため、1,766億円と大幅に増加した。

売上高は、私鉄・公営向け電車など国内向け鉄道車両やニューヨーク市交通局向け地下鉄電車の納入が増加したことなどにより1,647億円と前期比429億円の増加となり、営業利益も54億円（前期は４億円）と大きく増加した。

航空宇宙事業

受注高は、防衛庁より次期固定翼哨戒機・次期輸送機の国産開発について主契約企業として受注したことなどにより、前期を113億円上回る1,630億円となった。

売上高は、次期固定翼哨戒機・次期輸送機の開発作業開始により防衛庁向けは増加したものの、民需が米国同時多発テロ以降の需要低迷の影響で、ボーイング社向け分担製造品などを中心に減少したため、事業全体では1,548億円と前期を62億円下回った。営業利益も売上高の減少に為替レートの悪化も加わり、前期の138億円から60億円へと大きく減少した。

ガスタービン・機械事業

受注高は、防衛庁からヘリコプタ用エンジン、デイーゼル主機関などを受注したほか内外顧客から中小型ガスタービン発電設備、舶用蒸気タービン主機関、Ｖ２５００・トレント等の民需航空機用エンジン分担製造品を受注し1,578億円とほぼ前期並みとなった。

売上高は、舶用蒸気タービン主機関の納入が増加したこと、精機部門の売上が拡大したことで1,810億円と前期を94億円上回り、営業利益も60億円と６億円の増益となった。

プラント・環境・鉄構事業

受注高は、都市ごみ焼却設備、イラン向けアンモニア・肥料プラント、バンコク新空港向け旅客手荷物処理設備などの大口案件を受注したため2,082億円と前期比481億円増加した。

売上高は、各地方自治体向け都市ごみ焼却設備は減少したが、ブラジル向けコンバインドサイクル発電設備等を売上計上し、事業全体では2,190億円とほぼ前期並みとなった。営業損益は、厳しい事業環境の中採算確保に努めたものの、採算面で厳しい案件が残り、42億円の赤字となった（前期は６億円の赤字）。

汎用機事業

売上高は、米国市場で二輪車、四輪バギー車（ＡＴＶ）、産業用ロボットの販売が拡大したことに加え、欧州・国内向けも回復したことから3,180億円と前期比368億円の増加となった。営業利益は、売上高の増加に加えニューモデルを中心とした原価低減や販売経費の効率化等が寄与し、前期比82億円増の134億円となった。

[所在地別セグメント]

日本は、売上高は当社の車両部門などで増加した結果、前期比384億円増の9,071億円となったが、営業利益は260億円と前期比53億円減となった。

北米は車両製造会社・汎用機販売会社の増収で売上高は前期比476億円増の2,521億円となったが、営業利益は36億円と前期を14億円下回った。

欧州は汎用機販売会社が好調で売上高は569億円と98億円の増収となり、営業損益も６億円の黒字となった（前期は33億円の赤字）。

アジアは、二輪車販売が堅調に推移したことにより売上高191億円、営業利益８億円とほぼ前期並みとなった。

(2) キャッシュ・フローの状況

当連結会計年度の連結キャッシュ・フローは、営業活動においては、たな卸資産の減少などで567億円の資金の純増（前期は607億円の純増）となった。また、投資活動においては、設備投資などにより268億円の資金の純減（前期は280億円の純減）、財務活動では、借入債務の圧縮を進めたことで596億円の資金の純減（前期は185億円の純減）となった（フリーキャッシュ・フローは299億円の資金の純増）。これらの結果、当連結会計年度の現金及び現金同等物期末残高は、前期末に比べ299億円減少し598億円となった。

2 【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度における生産実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	生産高(百万円)	前年同期比(%)
船舶	97,296	11.8
車両	138,548	10.9
航空宇宙	145,573	3.4
ガスタービン・機械	171,771	△3.3
プラント・環境・鉄構	204,261	△0.4
汎用機	224,908	△2.6
その他	124,197	1.9
合計	1,106,557	1.6

(注) 上記金額には、消費税等は含まれていない。

(2) 受注実績

当連結会計年度における受注実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	受注高(百万円)	前年同期比(%)	受注残高(百万円)	前年同期比(%)
船舶	110,926	4.5	173,303	△10.7
車両	176,693	113.9	273,562	0.3
航空宇宙	163,023	7.5	208,409	6.6
ガスタービン・機械	157,801	△0.5	170,262	△16.8
プラント・環境・鉄構	208,267	30.0	327,910	△5.6
汎用機	318,024	13.0	—	—
その他	92,712	△1.8	22,113	△14.1
合計	1,227,449	18.6	1,175,562	△5.2

(注) 1 上記金額には、消費税等は含まれていない。

2 汎用機事業については、主として見込み生産を行っていることから、受注高について売上高と同額とし、受注残高を表示していない。

(3) 販売実績

当連結会計年度における販売実績を事業の種類別セグメントごとに示すと、次のとおりである。

事業の種類別セグメント	販売高(百万円)	前年同期比(%)
船舶	105,457	14.0
車両	164,773	35.3
航空宇宙	154,847	△3.8
ガスタービン・機械	181,043	5.5
プラント・環境・鉄構	219,092	△0.6
汎用機	318,024	13.0
その他	96,358	0.5
合計	1,239,598	8.3

(注) 1 上記金額には、消費税等は含まれていない。
2 最近2連結会計年度における主な相手先別の販売実績及び当該販売実績の総販売実績に対する割合

相手先	前連結会計年度		当連結会計年度	
	金額(百万円)	割合(%)	金額(百万円)	割合(%)
防衛庁	148,346	12.9	156,529	12.6

3 【対処すべき課題】

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としている。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、投下資本利益率（ＲＯＩＣ）９％（税引前）以上の達成を中期経営計画の具体的目標として掲げている。目標達成年度は、国内景気の長期低迷、想定を上回る公共事業の縮小、航空需要の低迷等の経営環境の著しい変化、並びに大型プロジェクトの期ずれ等により、中計策定当初に設定した2004年度から２年遅れになる見通しであるが、目標の達成へ向けて、引き続き事業の選択と集中、収益力向上のためのビジネスモデルの変革、経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところである。

また当グループは、タイムリーな情報開示を通して透明性の高い経営を目指すとともに、経営環境の変化に迅速に対応するため、社内カンパニー制・執行役員制を採用し、権限委譲を進める一方で、取締役会において経営計画を含む重要事項の意志決定と業務執行の監督を行っている。また全監査役が、取締役会および執行役員会に出席するとともに、重要書類を監査役閲覧に付すなど、監査機能の充実を図っている。

〔会社の対処すべき課題〕

内外ともに当面厳しい経営環境を想定せざるを得ないが、こうした中にあっても、安定的な収益基盤を確立し、持続的成長を果たすことによって企業価値を高めていくために、引き続き事業の構造改革や収益力強化のための諸施策を着実に推進していく。

平成15年度については、コストダウンや品質の向上をはじめとする不断の製品競争力の強化に加えて、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによって収益力を強化するとともに、事業構造の改革についても継続的に取り組み、安定的な収益を上げ得る経営基盤の確立を目指している。

また、事業の選択と集中についても、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業を中心に経営資源を重点投入し、収益の柱として強化していく。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制を充実させ、さらに中長期的視点に立った航空機生産工場の整備を進めるとともに、本年４月に日本飛行機株式会社を株式交換により当社の完全子会社とし、グループ全体としての開発・生産・整備体制を効率化していく。

汎用機事業では、商品競争力を高めるため開発体制を強化し、積極的に新機種を投入するとともに、スズキ株式会社との提携を深化させ、二輪車の相互ＯＥＭ供給や、部品の共通化・共同購入などに加え、共同開発を推進し、収益力の一層の向上を図ってゆく。

車両事業は、海外を中心に需要が拡大しており、米国に鉄道車両の一貫製造工場を建設するなど、海外展開を強化している。また国内では、台車事業や、部品・メンテナンス等の周辺事業を強化し、収益力の向上を図っていく。

ガスタービン・機械事業では、電力の自由化等に伴う分散型発電の需要拡大を背景にして、２万ｋＷクラスまでのラインアップを完成し、自社開発の強みを活かしながら、サービス・メンテナンスまでも視野に入れた事業展開を強化している。また、国内市場に続き、海外市場についても積極的に展開していく。

一方、船舶事業およびガスタービン・機械事業の精機部門については、事業運営のフレキシビリティーを一層高め、効率的な事業運営を行うため、昨年10月をもって株式会社川崎造船、株式会社カワサキプレシジョンマシナリとして分社した。これにより、確固たる自立体制の下で競争力の向上を図り、川崎重工グループ全体としての収益力を一層高めていく。

また、車両事業の破砕機部門については、本年４月に株式会社神戸製鋼所と営業・設計部門を統合した合弁会社を設立した。受注量の拡大を図るとともに、経営の効率化に向けて製造部門を含めた将来の事業統合についても協議を進めている。

さらに、民間設備投資の低迷、公共投資の削減等により、依然として厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減による固定費の削減等、損益分岐点の一層の引き下げに取り組んでいる。その一環として、鉄構部門の野田工場を本年９月末をもって閉鎖して播磨工場に集約するなど、市場規模の縮小に対応した生産体制の見直しも行っている。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿って諸施策を着実に実行することによって持続的成長を遂げ、企業価値の増大を図っていく所存である。

4 【経営上の重要な契約等】

(1) 技術援助契約（導入）

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ （当社）	Lockheed Martin Corporation （米国）	P-３C対潜哨戒機	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和53年６月30日 （平成22年６月９日まで）
	The Boeing Company （米国）	CH47ヘリコプタ	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費 (5) 技術者招へい費	昭和60年１月14日 （平成21年２月26日まで）
	Honeywell International Inc. （米国）	T55-L-712ターボシャフトエンジン	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術資料代 (4) 技術者訓練費	昭和59年12月12日 （平成21年12月31日まで）
	MAN B&W Diesel A/S （デンマーク）	２サイクル陸舶用ディーゼルエンジン	(1) ロイヤルティ (2) 技術資料代 (3) 技術者招へい費 (4) 技術者訓練費	昭和56年５月18日 （平成23年12月31日まで）
	Rolls-Royce Power Engineering plc （英国）	船用スペイＳＭ１Ｃモジュール	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成３年８月28日 （平成19年３月31日まで）
	United Conveyor Corporation （米国）	石炭焚パワープラント用空圧液圧灰処理装置	(1) 技術資料代 (2) ロイヤルティ (3) 見積作成料 (4) 設計図作成料 (5) 技術者招へい費	昭和47年４月１日 （平成18年９月30日まで）
	Holzmag Trading AG （スイス）	マルチローター、マルチプレス	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成６年９月26日 （平成16年９月25日まで）
㈱川崎造船 （連結子会社）	Kvaerner Moss Technology a.s （ノルウェー）	球形タンク式LNG運搬船	(1) ロイヤルティ (2) 技術者招へい費	昭和46年６月16日 （平成16年３月30日まで）

(2) 技術援助契約(供与)

契約会社名	契約の相手方・国籍	契約の対象品目	対価	契約の始期・終期
川崎重工業㈱ (当社)	Fisia S.p.A. (イタリア)	排煙脱硝プラント	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者招へい費	平成２年２月６日 (平成18年２月５日まで)
	Bajaj Auto Ltd. (インド)	二輪車	(1) イニシャルペイメント (2) ロイヤルティ (3) 技術者訓練費	昭和59年８月６日 (平成17年５月26日まで)
㈱川崎造船 (連結子会社)	南通中遠川崎船舶工程有限公司 (中国)	小型貨物船	(1) イニシャルペイメント (2) ロイヤルティ	平成８年10月24日 (貨物船８隻目の引渡日まで)
㈱カワサキプレシジョンマシナリ (連結子会社)	武漢船用機械廠 (中国)	電動油圧舵取機	(1) 一括金	昭和56年７月11日 (平成17年3月31日まで)

(3) 日本飛行機株式会社との株式交換について

当社は平成14年８月27日付で日本飛行機株式会社と商法第358条の規定に基づく株式交換により当社が同社を完全子会社化する契約を締結し、平成15年４月１日に株式交換を実施した。

これにより、当社は普通株式52,796,536株を発行し、株式交換期日前日の最終の同社の株主名簿に記載された当社を除く株主に対し、その所有する同社の普通株式１株につき当社の株式1.40株の割合をもって割当交付した。

5 【研究開発活動】

当連結会計年度は、今後の成長が期待される①航空宇宙事業、②汎用機事業（二輪車を中心とするコンシューマープロダクツ事業）、③車両事業、④ガスタービン・機械事業を中核・育成事業と位置づけ、それら製品のシステム化・高度化のための研究開発、製品価格競争力強化のための技術開発、および当グループ製品の差別化や付加価値向上に必要な基盤的技術の研究等を積極的に推進した。これらのための当連結会計年度における研究開発費は154億円である。

当連結会計年度における各事業セグメントの主な研究開発内容は以下の通りである。

船舶事業は、新船型開発、船殻構造の合理化研究をはじめ、自律無人潜水機システム（ＡＵＶ）や次世代ＤＰＳ (Dynamic Positioning System) の実用化開発などの新製品・新事業分野を中心に、５億円の研究開発投資を実施した。

車両事業は、車両分野では次期新幹線用車両の開発をはじめ、低コスト車両の開発、低床式路面電車（ＬＲＴ）の開発、振動低減等の性能向上や生産合理化、メンテナンス技術を中心に研究開発を実施した。建設機械分野では、排ガス規制・騒音規制に対応した次世代中大型ホイールローダ関連の開発を実施した。破砕機分野では、新型砕石機、メンテナンス、および自動化システムの開発をはじめ廃プラスチックや食品廃棄物の処理・リサイクル関連技術開発や精密鋳造技術の開発等を実施し、事業全体で10億円の研究開発投資を行った。

航空宇宙事業では、将来大型機を中心とした防衛関連の研究開発をはじめ、民間機、ＢＫ１１７－Ｃ２ヘリコプタなどの民需製品開発、環境適応型超音速輸送推進システムの研究、さらには成層圏プラットフォームや衛星フェアリングなどの宇宙分野を中心に22億円の研究開発投資を実施した。

ガスタービン・機械事業は、ガスタービン分野では、７ＭＷ級（Ｍ７Ａ）および２０ＭＷ級（Ｌ２０Ａ）ガスタービンエンジンをはじめとするコージェネ用高効率・低公害ガスタービン新機種の開発やそのシステム化、高温タービン設計技術や低公害型燃焼器技術の高度化などの研究開発を実施した。機械分野では、護衛艦用新推進装置や船舶電動機駆動推進装置の開発、ＣＣＰＰ用蒸気タービンや天然ガスコンプレッションモジュール用遠心圧縮機の性能向上のための研究開発を中心に実施した。さらに、油圧ポンプ・コントロール弁の開発や精密加工技術を活かした新事業分野開発、次世代型吸収冷温水機や分散型エネルギーシステムの開発を実施し、事業全体で33億円の研究開発投資を行った。

プラント・環境・鉄構事業は、プラント分野では、圧延プラントなどのコスト・技術競争力強化のための研究開発や物質・エネルギー併産（コプロダクション）システム、バイオガス・メタン発酵技術の開発、環境対応新型事業用ボイラや石炭灰利用技術の開発、環境装置分野では、次世代型環境装置（直溶炉や新型ストーカ炉、ガス化溶融炉、電気集塵機）や廃棄物のリサイクル技術の開発、鉄構分野では風力発電システムや幹線パイプライン用電子ビーム溶接技術、鋼・コンクリート複合新形式橋梁の開発を中心に、事業全体で19億円の研究開発投資を行った。

汎用機事業では、二輪車用エンジンの開発を中心に、車体組立ロボットや新機種ロボットおよびそのコントローラの開発を含め、４億円の研究開発投資を実施した。

上記の他、本社研究開発部門は、各事業製品のシステム化・高度化、差別化、性能・品質向上、価格競争力強化のための基盤技術（各種シミュレーション技術・解析技術など）の研究開発を実施した。

また、将来を見据えた新型蓄電池（粒子電池）、バイオマス利用等の次世代分散型エネルギーシステム、レーザプラズマＸ線等の光・レーザ関連技術、ＩＴ・メカトロ技術を活用したメンテナンスや次世代生産システム技術の開発および高機能材料・表面改質等の独自新技術を研究開発した。この他、新型空気呼吸器、介護支援システムの開発等を含め本社部門で61億円を投資した。

これらの研究開発の実施にあたっては、各事業と本社研究開発部門が相互に連携・協力し、総合技術力による製品の差別化、高度化を図っている。さらに、海外企業との共同開発をはじめ、先進分野での産・学・官とのコラボレーションを一層強化することにより、研究開発の効率化、新分野への取り組み強化を図っている。

第３　【設備の状況】

１【設備投資等の概要】

当グループでは、汎用機事業、航空宇宙事業を中心に、新機種・新製品対応のための設備投資や生産合理化・省力化のための設備投資などを実施した。その結果、当連結会計年度の設備投資額は、351億円（無形固定資産に係るものを含む）となった。

各セグメントの投資内容は以下の通りである。

船舶事業では、ＬＮＧ船建造設備の拡充などで25億円の設備投資を実施した。

車両事業では、車両生産工場の拡充および車両・建設機械の生産合理化設備などで32億円の設備投資を実施した。

航空宇宙事業では、新機種生産・開発設備を中心に55億円の投資を実施した。

ガスタービン・機械事業では、ガスタービンや舶用蒸気タービンの生産合理化設備を中心に32億円の投資を実施した。

プラント・環境・鉄構事業では情報化設備や生産合理化設備などで６億円の投資を実施した。

汎用機事業では、当社における二輪車の開発用設備の拡充や新機種対応、および生産合理化設備、米国製造子会社における四輪バギー車（ＡＴＶ）や汎用ガソリンエンジン等の生産設備の拡充などで、139億円の投資を実施した。

その他事業では、賃貸用資産、情報化・福利関連などで、60億円の投資を実施した。

所要資金については、自己資金、借入金等によっている。

また、プラント・環境・鉄構事業では、鉄構事業の生産拠点を播磨工場（兵庫県加古郡）へ集約するため、当連結会計年度および翌連結会計年度において設備の移転・除却を実施する。これにより発生する除却損、設備解体・移設等に係る費用のうちの翌連結会計年度に発生が見込まれるものについては事業構造改善費用引当金に計上している。

2 【主要な設備の状況】

(1) 提出会社

事業所名 (所在地)	セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)	摘要
			建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計		
兵庫工場 (兵庫県神戸市兵庫区)	車両事業	鉄道車両製造設備	4,189	2,294	8,599 (223)	353	15,436	1,033	
播州工場 (兵庫県加古郡稲美町)	車両事業	建設機械製造設備	1,046	1,290	706 (151)	289	3,332	323	
八千代工場 (千葉県八千代市)	車両事業	破砕機製造設備	853	1,327	676 (151)	125	2,982	240	
		その他設備	502	—	341 (12)	1	845		
岐阜工場 (岐阜県各務原市)	航空宇宙事業	航空機製造設備	7,131	6,948	2,479 (719)	1,820	18,379	2,986	注2
		その他設備	537	—	181 (21)	14	733		
名古屋第一工場 (愛知県海部郡弥富町)	航空宇宙事業	航空機製造設備	1,154	239	3,565 (71)	12	4,972	—	注2
名古屋第二工場 (愛知県海部郡飛島村)	航空宇宙事業	航空機製造設備	7	30	— (—)	2	40	—	注2
西神工場 (兵庫県神戸市西区)	ガスタービン・機械事業	エンジン製造設備	647	312	2,209 (50)	10	3,180	75	
神戸工場 (兵庫県神戸市中央区)	プラント・環境・鉄構事業、ガスタービン・機械事業	原動機等製造設備	3,543	3,199	228 (129)	601	7,572	1,119	
		その他設備	132	143	152 (1)	69	498		
播磨工場 (兵庫県加古郡播磨町)	プラント・環境・鉄構事業	鉄構製品製造設備	2,377	2,044	3,017 (445)	179	7,618	592	
		その他設備	33	156	— (—)	28	219		
野田工場 (千葉県野田市)	プラント・環境・鉄構事業	鉄構製品製造設備	870	843	422 (162)	50	2,186	228	
		その他設備	3,224	140	1,855 (32)	90	5,312		
明石工場 (兵庫県明石市)	汎用機事業、ガスタービン・機械事業	二輪車等製造設備	7,965	11,359	1,133 (968)	7,475	27,933	3,365	
		その他設備	1,843	528	435 (108)	381	3,189		
神戸本社 (兵庫県神戸市中央区)	全社	その他設備	8,211	496	5,685 (621)	550	14,943	657	注3
東京本社 (東京都港区)	全社	その他設備	4,648	233	7,483 (120)	143	12,509	950	注4
計			48,923	31,588	39,173 (3,983)	12,202	131,887	11,568	

(注) 1 上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2 名古屋第一工場・名古屋第二工場の従業員数は岐阜工場に含む。

3 神戸本社には、中部・関西・中国・四国・九州支社、関西地区寮社宅等福利厚生施設ほかを含む。

4 東京本社には、東京設計事務所、海外事務所、北海道支社、関東地区寮社宅等福利厚生施設ほかを含む。

5 上記のほか、連結会社以外から土地137千㎡及び建物73千㎡を賃借している。また、上記のうち、土地41千㎡ほかを連結会社以外に賃貸している。

6 リース契約により使用している主要な賃借設備のうち連結会社以外からのものは下記の通りである。

事業所名 (所在地)	セグメントの名称	設備の内容	台数	リース期間	年間リース料	リース契約残高	摘要
明石工場 (兵庫県明石市)	ガスタービン・機械事業	高電圧型電子ビーム溶接機	1セット	72ヶ月	51百万円	246百万円	所有権移転外ファイナンスリース
		門型5軸マシニングセンター	1セット	72ヶ月	29百万円	32百万円	
岐阜工場 (岐阜県各務原市)	航空宇宙事業	RS/6000 CATIA	38セット	60ヶ月	39百万円	181百万円	
		クライアント・サーバ	1セット	60ヶ月	33百万円	133百万円	

7 生産能力に重要な影響を及ぼすような設備の休止はない。

(2) 国内子会社

会社名	事業所名 (所在地)	セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)	摘要
				建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計		
㈱川崎造船	東京事務所 (東京都港区)	船舶事業	その他設備	—	—	— (—)	8	8	28	注2
	神戸工場 (兵庫県神戸市中央区)		船舶建造設備	4,297	1,541	233 (178)	311	6,383	928	
			その他設備	910	2	187 (31)	40	1,140		
	坂出工場 (香川県坂出市)		船舶建造設備	3,393	4,643	2,031 (911)	682	10,750	801	
			その他設備	202	0	111 (4)	6	320		
㈱カワサキプレシジョンマシナリ	西神戸工場 (兵庫県神戸市西区)	ガスタービン・機械事業	油圧機械製造設備	1,856	214	602 (175)	481	3,155	602	注3
㈱川重ガスタービン研究所	本社事業所 (千葉県袖ヶ浦市)	プラント・環境・鉄構事業	事業用ガスタービン発電設備	960	7,618	— (—)	16	8,595	11	
川重不動産㈱	神戸支店 (兵庫県神戸市中央区) 他6事業所	その他事業	その他設備	8,049	149	923 (46)	50	9,171	180	注4

(注) 1 上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2 ㈱川崎造船については、上記のほか、連結会社以外から土地3千㎡ほかを賃借している。また、上記のうち土地1千㎡、建物7千㎡を連結会社以外に賃貸している。

3 ㈱カワサキプレシジョンマシナリについては、上記のほか、連結会社以外から土地5千㎡ほかを賃借している。

4 川重不動産㈱については、上記のほか、連結会社以外から建物1千㎡を賃借している。また、上記のうち土地28千㎡、建物及び構築物19千㎡を連結会社以外に賃貸している。

5 生産能力に重要な影響を及ぼすような設備の休止はない。

(3) 在外子会社

会社名	事業所名 (所在地)	セグメントの名称	設備の内容	帳簿価額(百万円)					従業員数(名)
				建物及び構築物	機械装置及び運搬具	土地 (面積千㎡)	その他	合計	
Kawasaki Motors Manufacturing Corp., U.S.A	リンカーン工場 (米国ネブラスカ州)	車両事業、汎用機事業	二輪車・鉄道車両等製造設備	7,567	4,318	212 (1,364)	148	12,247	1,052
	メアリービル工場 (米国ミズーリ州)		エンジン製造設備	2,240	2,682	30 (460)	5	4,958	535

(注) 1 上記の帳簿価額には建設仮勘定ならびに無形固定資産の金額は含まない。

2 生産能力に重要な影響を及ぼすような設備の休止はない。

3 【設備の新設、除却等の計画】

(1) 重要な設備の新設等

当グループの当連結会計年度以後１年間の設備投資計画（新設・拡充など）については、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に約420億円を計画している。各セグメントの内訳は次のとおりである。

事業の種類別セグメントの名称	平成15年度計画金額(億円)	設備などの主な内容・目的
船舶	40	商船建造合理化設備など
車両	40	車両生産工場の拡充、車両・建設機械の生産合理化設備など
航空宇宙	140	航空機生産・開発設備、整備用設備の拡充など
ガスタービン・機械	25	舶用ディーゼルエンジンの生産合理化設備、ガスタービン関連設備など
プラント・環境・鉄構	10	情報化設備など
汎用機	120	当社での二輪車等の新機種対応および生産合理化設備、米国製造子会社での汎用ガソリンエンジンの生産設備拡充など
その他	45	油圧機器生産合理化設備、情報化・福利関連設備など
合計	420	

(注) 1　金額には消費税を含まない。
　　 2　所要資金については、自己資金、借入金等により賄う予定である。
　　 3　無形固定資産に係るものを含む。

(2) 重要な設備の除却等

重要な設備の除却等の計画はない。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数（株）
普通株式	3, 360, 000, 000
計	3, 360, 000, 000

② 【発行済株式】

種類	事業年度末現在発行数(株)（平成15年３月31日）	提出日現在発行数(株)（平成15年６月27日）	上場証券取引所名又は登録証券業協会名	内容
普通株式	1, 390, 597, 636	1, 443, 394, 172	東京、大阪、名古屋、福岡、札幌、各証券取引所	―
計	1, 390, 597, 636	1, 443, 394, 172	―	―

（注）１　提出日現在の発行数には、平成15年６月１日から当該有価証券報告書提出日までの新株予約権の行使（旧商法に基づき発行された転換社債の転換を含む。）により発行された株式数は含まれていない。

２　東京、大阪、名古屋各取引所は市場第一部である。

３　福岡、札幌各取引所については、平成15年４月１日に上場廃止申請を行い、平成15年５月11日に上場廃止となった。

４　平成15年４月１日をもって行われた日本飛行機株式会社との株式交換に伴い、発行済株式総数が52, 796, 536株増加した。

(2) 【新株予約権等の状況】

当社は、商法旧第341条ノ２の規定に基づき転換社債を発行している。当該転換社債の残高、転換価格及び資本組入額は、次のとおりである。

第４回無担保転換社債（平成６年８月10日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	9, 105, 000	9, 105, 000
転換価格（円）	459	459
資本組入額（円）	※	※

第５回無担保転換社債（平成６年８月10日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	17, 118, 000	17, 118, 000
転換価格（円）	459	459
資本組入額（円）	※	※

第６回無担保転換社債（平成８年７月25日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	9,974,000	9,974,000
転換価格（円）	598	598
資本組入額（円）	※	※

第７回無担保転換社債（平成８年７月25日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	9,609,000	9,609,000
転換価格（円）	598	598
資本組入額（円）	※	※

第８回無担保転換社債（平成８年７月25日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	7,520,000	7,520,000
転換価格（円）	598	598
資本組入額（円）	※	※

第９回無担保転換社債（平成８年７月25日発行）

	事業年度末現在（平成15年３月31日）	提出日の前月末現在（平成15年５月31日）
転換社債の残高（千円）	7,039,000	7,039,000
転換価格（円）	598	598
資本組入額（円）	※	※

※　資本組入額は、当該転換価額に0.5を乗じた額とし、計算の結果１円未満の端数を生じるときは、その端数を切り上げた額とする。

(3)【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（千円）	資本金残高（千円）	資本準備金増減額（千円）	資本準備金残高（千円）
平成14年４月１日～平成15年３月31日	1	1,390,597	499	81,427,090	499	24,682,591

（注）１　上記の増加は、転換社債の株式転換によるものである。

２　平成15年４月１日をもって行われた日本飛行機株式会社との株式交換に伴い、発行済株式総数が52,796,536株増加した。

(4) 【所有者別状況】

平成15年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等	外国法人等のうち個人	個人その他	計	
株主数（人）	2	125	100	1,156	301	26	108,277	109,961	―
所有株式数（単元）	13	564,655	17,692	130,524	97,352	120	573,689	1,383,925	6,672,636
所有株式数の割合（％）	0.00	40.80	1.27	9.43	7.03	0.00	41.45	100	―

（注）１　自己株式238,954株は「個人その他」に238単元、「単元未満株式の状況」に954株含まれている。
なお、自己株式238,954株は株主名簿記載上の株式数であり期末日現在の実質的な所有株式数は233,954株である。

２　「その他の法人」及び「単元未満株式の状況」の欄には、証券保管振替機構名義の株式が、650単元含まれている。

(5) 【大株主の状況】

平成15年３月31日現在

氏名又は名称	住所	所有株式数（千株）	発行済株式総数に対する所有株式数の割合（％）
日本トラスティ・サービス信託銀行株式会社（信託口）	東京都中央区晴海１丁目８番11号	68,585	4.93
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	東京都中央区晴海１丁目８番12号	57,443	4.13
川崎重工業従業員持株会	兵庫県神戸市中央区東川崎町１丁目１番３号	53,848	3.87
日本生命保険相互会社	東京都千代田区有楽町１丁目２番２号	53,400	3.84
東京海上火災保険株式会社	東京都千代田区丸の内１丁目２番１号	48,941	3.51
日本マスタートラスト信託銀行株式会社（信託口）	東京都港区浜松町２丁目11番３号	30,505	2.19
日本興亜損害保険株式会社	東京都千代田区霞ヶ関３丁目７番３号	28,274	2.03
ＵＦＪ信託銀行株式会社（信託勘定Ａ口）	東京都千代田区丸の内１丁目４番３号	27,917	2.00
川崎重工共栄会	兵庫県神戸市中央区東川崎町１丁目１番３号	27,626	1.98
川崎製鉄株式会社	兵庫県神戸市中央区北本町通１丁目１番28号	27,288	1.96
計	―	423,830	30.47

(6) 【議決権の状況】

① 【発行済株式】

平成15年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	―	―	―
議決権制限株式（自己株式等）	―	―	―
議決権制限株式（その他）	―	―	―
完全議決権株式（自己株式等）	（自己保有株式） 普通株式 233,000	―	―
	（相互保有株式） 普通株式 420,000	―	―
完全議決権株式（その他）	普通株式 1,383,272,000	1,383,272	―
単元未満株式	普通株式 6,672,636	―	一単元（1,000株） 未満の株式
発行済株式総数	1,390,597,636	―	―
総株主の議決権	―	1,383,272	―

（注）１　「完全議決権株式（その他）」には証券保管振替機構名義の株式が、650,000株（議決権650個）含まれている。

２　「単元未満株式」には当社所有の自己株式954株が含まれている。

② 【自己株式等】

平成15年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（％）
（自己保有株式）					
川崎重工業㈱	神戸市中央区東川崎町３丁目１番１号	233,000	―	233,000	0.01
（相互保有株式）					
川崎設備工業㈱	名古屋市中区大須１丁目21番８号	280,000	―	280,000	0.02
日本飛行機㈱	横浜市金沢区昭和町3175	100,000	―	100,000	0.00
上村航機㈱	兵庫県明石市貴崎５丁目10番37号	40,000	―	40,000	0.00
計	―	653,000	―	653,000	0.04

（注）　このほか、株主名簿上は当社名義となっているが実質的に所有していない株式が5,000株（議決権５個）ある。

なお、当該株式は①「発行済株式」の「完全議決権株式（その他）」の中に含めている。

(7) 【ストックオプション制度の内容】

該当事項なし。

2 【自己株式の取得等の状況】

(1) 【定時総会決議による自己株式の買受け等、子会社からの自己株式の買受け等又は再評価差額金による消却のための自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

イ 【株式の種類】 普通株式

(イ) 【定時総会決議による買受けの状況】

該当事項なし。

(ロ) 【子会社からの買受けの状況】

平成15年６月27日現在

区分	株式数（株）	価額の総額（円）
取締役会での決議状況（平成15年５月22日決議）	395,043	41,875,000
前決議期間における取得自己株式	395,043	41,875,000
残存決議株式数及び価額の総額	―	―
未行使割合（%）	―	―

(ハ) 【再評価差額金による消却のための買受けの状況】

該当事項なし。

(ニ) 【取得自己株式の処理状況】

該当事項なし。

(ホ) 【自己株式の保有状況】

平成15年６月27日現在

区分	株式数（株）
保有自己株式数	395,043
再評価差額金による消却のための所有自己株式数	―

② 【当定時株主総会における自己株式取得に係る決議状況】

該当事項なし。

(2) 【資本減少、定款の定めによる利益による消却又は償還株式の消却に係る自己株式の買受け等の状況】

該当事項なし。

3 【配当政策】

当社は将来の成長に備え収益力と経営基盤の強化・拡充を図るため、内部留保の充実に配慮しつつ、株主の皆様へ安定的な配当を継続することを基本方針としている。当期は前期に引き続き利益を計上したので利益水準・経営環境等を勘案し、１株あたり年間２円(中間０円、期末２円）の配当を決議した。

4 【株価の推移】

(1) 【最近５年間の事業年度別最高・最低株価】

事業年度	平成10年度	平成11年度	平成12年度	平成13年度	平成14年度
決算年月	平成11年３月	平成12年３月	平成13年３月	平成14年３月	平成15年３月
最高（円）	356	347	180	220	189
最低（円）	211	110	109	89	80

(注)　最高・最低株価は、東京証券取引所市場第一部におけるものである。

(2) 【最近６箇月間の月別最高・最低株価】

月別	平成14年10月	11月	12月	平成15年１月	２月	３月
最高（円）	122	103	105	109	111	108
最低（円）	95	80	86	88	98	94

(注)　最高・最低株価は、東京証券取引所市場第一部におけるものである。

5 【役員の状況】

役名	職名	氏名	生年月日	略歴		所有株式数 (千株)
取締役社長 代表取締役	―	田 﨑 雅 元	昭和10年９月６日生	昭和33年４月 平成元年12月 平成４年６月 平成８年６月 平成９年６月 平成12年６月	川崎航空機工業㈱（現・川崎重工業㈱）入社 Kawasaki Heavy Industries (U.S.A.) Inc. 代表取締役社長 当社取締役就任 常務取締役就任 専務取締役就任 取締役社長就任（現任）	64
取締役副社長 代表取締役	社長補佐 営業統括	西 村 正	昭和13年１月４日生	昭和36年４月 平成６年４月 平成７年６月 平成９年６月 平成13年４月	入社 精機事業部長 取締役就任 常務取締役就任 取締役副社長就任（現任）	39
取締役副社長 代表取締役	社長補佐 生産統括 調達部担当	佐 伯 武 彦	昭和12年８月８日生	昭和36年４月 平成元年４月 平成９年６月 平成12年６月 平成15年４月 [主要な兼職の状況] 平成12年３月	川崎航空機工業㈱（現・川崎重工業㈱）入社 Kawasaki Motors Manufacturing Corp., U.S.A. 代表取締役社長 当社取締役就任 常務取締役就任 取締役副社長就任（現任） Kawasaki Motors Manufacturing Corp., U.S.A. 代表取締役会長	136
常務取締役 代表取締役	航空宇宙 カンパニー プレジデント	須 郷 隆	昭和14年２月７日生	昭和37年４月 平成６年11月 平成９年６月 平成11年６月 平成13年４月 [主要な兼職の状況] 平成15年５月	川崎航空機工業㈱（現・川崎重工業㈱）入社 当社航空宇宙事業本部航空宇宙営業本部長 取締役就任 常務取締役就任（現任） 航空宇宙カンパニープレジデント就任（現任） 日本飛行機㈱代表取締役会長	61
常務取締役 代表取締役	プラント・ 環境・ 鉄構カンパニー プレジデント	前 田 卓 也	昭和15年６月２日生	昭和38年４月 平成11年４月 平成11年６月 平成13年４月	入社 産機プラント事業部長 取締役就任 常務取締役、プラント・環境・鉄構カンパニープレジデント就任（現任）	44
常務取締役 代表取締役	汎用機 カンパニー プレジデント	森 田 進 一	昭和17年３月31日生	昭和39年４月 平成12年２月 平成12年６月 平成13年４月 平成14年４月	川崎航空機工業㈱（現・川崎重工業㈱）入社 総合企画室長 取締役就任 常務取締役就任（現任） 汎用機カンパニープレジデント就任（現任）	45
常務取締役 代表取締役	技術開発本部長 知的財産部担当	中 山 幹 彦	昭和16年10月２日生	昭和40年４月 平成11年４月 平成13年４月 平成14年６月	入社 船舶事業部神戸造船工場長 執行役員就任 常務取締役、技術本部長就任（現任）	135

役名	職名	氏名	生年月日	略歴		所有株式数（千株）
常務取締役 代表取締役	経営企画部長 財務経理部、 法務部担当	寺　崎　正　俊	昭和17年11月18日生	昭和41年4月 平成13年4月 平成14年1月 平成14年6月	入社 執行役員就任、人事労政部長 経営企画部長（現任） 常務取締役就任（現任）	39
常務取締役 代表取締役	ガスタービン・ 機械 カンパニー プレジデント	吉　野　　隆	昭和18年5月29日生	昭和44年4月 平成13年4月 平成15年4月 平成15年6月	入社 執行役員就任 ガスタービン・機械カンパニープレジデント就任（現任） 常務取締役就任（現任）	13
常務取締役 代表取締役	車両 カンパニー プレジデント	大　橋　忠　晴	昭和19年11月9日生	昭和44年4月 平成13年4月 平成15年4月 平成15年6月	入社 執行役員就任 車両カンパニープレジデント就任（現任） 常務取締役就任（現任）	14
取締役	—	田　所　修　一	昭和15年10月27日生	昭和39年4月 平成11年4月 平成11年6月 平成13年4月 平成14年10月 ［主要な兼職の状況］ 平成14年10月	入社 船舶事業部長 取締役就任 常務取締役、船舶カンパニープレジデント就任 取締役（現任） ㈱川崎造船代表取締役社長	38
監査役 （常勤）	—	西　尾　常　光	昭和17年1月13日生	昭和40年4月 平成9年6月 平成13年6月	川崎車輛㈱（現・川崎重工業㈱）入社 秘書室長 監査役就任（現任）	42
監査役 （常勤）	—	和　田　義　次	昭和18年9月5日生	昭和41年4月 平成13年6月 平成13年12月 平成14年6月	入社 大阪動力工業㈱代表取締役社長 川崎重工業㈱退職 当社監査役就任（現任）	37
監査役	—	前　田　　貢	昭和7年2月28日生	昭和40年4月 昭和49年4月 平成5年4月 平成12年6月	弁護士登録 前田法律事務所（現・前田村田法律事務所）開設 神戸弁護士会会長（1年間） 当社監査役就任（現任）	11
監査役	—	川　本　　洋	昭和11年1月5日生	平成10年1月 平成11年6月 平成12年10月 平成13年10月 平成14年6月	川崎汽船㈱取締役副社長 日東物流㈱代表取締役会長 ㈱ケイライン物流ホールディングス代表取締役社長 ㈱ケイロジスティックス代表取締役社長 当社監査役就任（現任）	11
計						729

（注）1　監査役 前田 貢、川本 洋は「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める「社外監査役」である。

2　当社では、コーポレートの全体最適を追求する戦略的意思決定機能と、それぞれの事業の業務執行機能を分離・強化して経営の効率性を高めるため、執行役員制度を導入している。提出日現在の業務執行体制は以下のとおりである。

	地位	氏名	担当業務
○	執行役員社長	田　崎　雅　元	
○	執行役員副社長	西　村　　　正	社長補佐、営業統括
○	執行役員副社長	佐　伯　武　彦	社長補佐、生産統括、調達部担当
○	執行役員常務	須　郷　　　隆	航空宇宙カンパニープレジデント
○	執行役員常務	前　田　卓　也	プラント・環境・鉄構カンパニープレジデント
○	執行役員常務	森　田　進　一	汎用機カンパニープレジデント
○	執行役員常務	中　山　幹　彦	技術開発本部長、知的財産部担当
○	執行役員常務	寺　崎　正　俊	経営企画部長、財務経理部、法務部担当
○	執行役員常務	吉　野　　　隆	ガスタービン・機械カンパニープレジデント
○	執行役員常務	大　橋　忠　晴	車両カンパニープレジデント
	上席執行役員	池　田　志　朗	総務部長
	上席執行役員	佐　藤　禔　員	財務経理部長
	執行役員	新　藤　　　功	プラント・環境・鉄構カンパニーバイスプレジデント 兼プラントビジネスセンター長
	執行役員	黒　崎　泰　充	技術開発本部副本部長兼技術研究所長
	執行役員	青　木　昭　二	航空宇宙カンパニーバイスプレジデント（営業担当）
	執行役員	中　村　明　人	航空宇宙カンパニーバイスプレジデント（技術担当）
	執行役員	松　崎　　　昭	車両カンパニーバイスプレジデント（建設機械・破砕機担当） 兼建設機械ビジネスセンター長
	執行役員	元　山　近　思	航空宇宙カンパニーバイスプレジデント（企画・生産担当）
	執行役員	浜　田　　　滋	社長特命事項（Kawasaki Motors Corp.,U.S.A.担当）
	執行役員	三　原　修　二	汎用機カンパニーバイスプレジデント兼企画本部長
	執行役員	池　田　光　昭	ガスタービン・機械カンパニーバイスプレジデント兼営業本部長
	執行役員	鶴　谷　将　俊	社長特命事項（Kawasaki Motors Europe N.V.担当）
	執行役員	野　口　二　郎	人事労政部長
	執行役員	富　家　　　勝	プラント・環境・鉄構カンパニーバイスプレジデント 兼環境ビジネスセンター長
	執行役員	田　中　徳　夫	関西支社長
	執行役員	糸　賀　興　右	技術開発本部システム技術開発センター長
	執行役員	天　江　文　昭	汎用機カンパニーバイスプレジデント兼技術本部長
	執行役員	渡　辺　昭　男	ガスタービン・機械カンパニーバイスプレジデント兼ガスタービンビジネスセンター長
	執行役員	三　嶋　和　彦	車両カンパニーバイスプレジデント（車両担当）

○印は取締役である。

第５　【経理の状況】

１　連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成している。

なお、前連結会計年度（平成13年４月１日から平成14年３月31日まで）は、改正前の「連結財務諸表規則」に基づき、当連結会計年度（平成14年４月１日から平成15年３月31日まで）は、改正後の「連結財務諸表規則」に基づいて作成している。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成している。

なお、前事業年度（平成13年４月１日から平成14年３月31日まで）は改正前の「造船業財務諸表準則」及び「財務諸表等規則」に基づき、当事業年度（平成14年４月１日から平成15年３月31日まで）は改正後の「財務諸表等規則」に基づいて作成している。

２　監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（平成13年４月１日から平成14年３月31日まで）及び前事業年度（平成13年４月１日から平成14年３月31日まで）並びに当連結会計年度（平成14年４月１日から平成15年３月31日まで）及び当事業年度（平成14年４月１日から平成15年３月31日まで）の連結財務諸表及び財務諸表について、朝日監査法人により監査を受けている。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

区分	注記番号	前連結会計年度(平成14年3月31日現在) 金額(百万円)		構成比(%)	当連結会計年度(平成15年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)							
I 流動資産							
1 現金及び預金			91,344			61,184	
2 受取手形及び売掛金	注9,10		389,986			380,544	
3 たな卸資産	注9		372,268			342,387	
4 繰延税金資産			16,993			18,423	
5 その他	注8		37,970			30,597	
貸倒引当金			△5,892			△5,175	
流動資産合計			902,670	71.9		827,961	72.0
II 固定資産							
1 有形固定資産	注1						
(1) 建物及び構築物	注9	91,216			93,296		
(2) 機械装置及び運搬具	注9	65,201			60,550		
(3) 土地	注9	54,115			53,429		
(4) 建設仮勘定		8,744			6,467		
(5) その他		22,237	241,516		20,608	234,352	
2 無形固定資産	注11		10,076			10,084	
3 投資その他の資産							
(1) 投資有価証券	注2	76,368			46,962		
(2) 長期貸付金		3,965			3,830		
(3) 繰延税金資産		4,916			10,764		
(4) その他	注2	20,710			20,248		
貸倒引当金		△5,150	100,810		△5,044	76,761	
固定資産合計			352,403	28.0		321,199	27.9
資産合計			1,255,074	100.0		1,149,160	100.0

区分	注記番号	前連結会計年度(平成14年3月31日現在) 金額(百万円)		構成比(%)	当連結会計年度(平成15年3月31日現在) 金額(百万円)		構成比(%)
(負債の部)							
Ⅰ 流動負債							
1 支払手形及び買掛金	注9,10		325,663			294,768	
2 短期借入金	注9		223,112			172,168	
3 未払法人税等			3,347			7,560	
4 繰延税金負債			320			283	
5 賞与引当金			18,953			19,540	
6 保証工事引当金			2,479			2,302	
7 事業構造改善費用引当金			—			2,259	
8 受注工事損失引当金			79			832	
9 その他							
(1) 前受金		111,423			100,828		
(2) 1年以内に償還予定の社債		20,000			29,079		
(3) その他	注8,10	47,176	178,599		60,565	190,473	
流動負債合計			752,556	59.9		690,190	60.0
Ⅱ 固定負債							
1 社債			160,366			131,286	
2 長期借入金	注9		87,803			95,650	
3 繰延税金負債			4,337			2,824	
4 退職給付引当金			66,770			41,350	
5 役員退職慰労引当金			1,042			1,017	
6 その他			9,284			6,665	
固定負債合計			329,604	26.2		278,794	24.2
負債合計			1,082,161	86.2		968,985	84.3
(少数株主持分)							
少数株主持分			5,183	0.4		5,590	0.4
(資本の部)							
Ⅰ 資本金			81,426	6.4		—	—
Ⅱ 資本準備金			24,682	1.9		—	—
Ⅲ 連結剰余金			64,109	5.1		—	—
Ⅳ その他有価証券評価差額金			5,925	0.4		—	—
Ⅴ 為替換算調整勘定			△8,406	△0.6		—	—
Ⅵ 自己株式			△6	△0.0		—	—
資本合計			167,730	13.3		—	—
負債、少数株主持分及び資本合計			1,255,074	100.0		—	—
Ⅰ 資本金			—	—		81,427	7.0
Ⅱ 資本剰余金			—	—		24,682	2.1
Ⅲ 利益剰余金			—	—		77,069	6.7
Ⅳ その他有価証券評価差額金			—	—		3,671	0.3
Ⅴ 為替換算調整勘定			—	—		△12,225	△1.0
Ⅵ 自己株式			—	—		△40	△0.0
資本合計			—	—		174,584	15.1
負債、少数株主持分及び資本合計			—	—		1,149,160	100.0

② 【連結損益計算書】

区分	注記番号	前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日) 金額(百万円)		百分比(%)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日) 金額(百万円)		百分比(%)
Ⅰ　売上高			1,144,534	100.0		1,239,598	100.0
Ⅱ　売上原価			977,875	85.4		1,069,341	86.2
売上総利益			166,658	14.5		170,256	13.7
Ⅲ　販売費及び一般管理費							
1　給料手当		37,334			40,489		
2　賃借料		4,729			5,020		
3　旅費交通費		5,326			5,603		
4　通信費		1,205			1,257		
5　減価償却費		3,549			3,504		
6　広告宣伝費		12,433			14,594		
7　貸倒引当金繰入額		1,705			34		
8　研究開発費	注1	16,549			15,493		
9　その他		52,515	135,348	11.8	53,715	139,713	11.2
営業利益			31,310	2.7		30,543	2.4
Ⅳ　営業外収益							
1　受取利息		3,996			3,923		
2　受取配当金		801			760		
3　持分法による投資利益		378			—		
4　有価証券売却益		109			877		
5　その他		1,958	7,244	0.6	2,862	8,423	0.6
Ⅴ　営業外費用							
1　支払利息		12,146			10,290		
2　為替差損		4,371			2,452		
3　持分法による投資損失		—			466		
4　その他		7,828	24,346	2.1	9,483	22,693	1.7
経常利益			14,208	1.2		16,273	1.3
Ⅵ　特別利益							
1　固定資産売却益	注2	6,542			3,286		
2　子会社株式売却益	注3	—			76		
3　退職給付信託設定益	注4	—	6,542	0.5	1,902	5,265	0.4
Ⅶ　特別損失							
1　不動産開発事業関連損失		—			923		
2　事業構造改善費用	注5	—			3,181		
3　退職給付会計基準変更時差異償却額	注6	205			205		
4　投資有価証券評価損失	注7	3,903			—		
5　関係会社投融資等評価損失	注8	648	4,757	0.4	—	4,310	0.3
税金等調整前当期純利益			15,993	1.3		17,228	1.3
法人税、住民税及び事業税		6,113			11,395		
法人税等調整額		3,130	9,244	0.8	△7,555	3,839	0.3
少数株主利益			467	0.0		365	0.0
当期純利益			6,281	0.5		13,022	1.0

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)		当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)	
Ⅰ 連結剰余金期首残高			58,452		—
Ⅱ 連結剰余金減少高					
1 役員賞与		49		—	
(うち監査役賞与)		(2)		(—)	
2 持分比率変動等に伴う減少高		575	624	—	—
Ⅲ 当期純利益			6,281		—
Ⅳ 連結剰余金期末残高			64,109		—
(資本剰余金の部)					
Ⅰ 資本剰余金期首残高					
資本準備金期首残高		—	—	24,682	24,682
Ⅱ 資本剰余金増加高					
1 転換社債転換に伴う増加高		—	—	0	0
Ⅲ 資本剰余金期末残高			—		24,682
(利益剰余金の部)					
Ⅰ 利益剰余金期首残高					
連結剰余金期首残高		—	—	64,109	64,109
Ⅱ 利益剰余金増加高					
1 当期純利益		—	—	13,022	13,022
Ⅲ 利益剰余金減少高					
1 役員賞与		—	—	62	
(うち監査役賞与)		—	—	(3)	62
Ⅳ 利益剰余金期末残高			—		77,069

(注) 役員賞与は、連結子会社の役員に係るものである。

④ 【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)	当連結会計年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
1 税金等調整前当期純利益		15,993	17,228
2 減価償却費		31,997	31,595
3 退職給付引当金の増加額	注2	10,182	1,954
4 賞与引当金の増加額		3,478	603
5 貸倒引当金の増加額又は減少額(△)		1,793	△717
6 受注工事損失引当金の増加額又は減少額(△)		△6,516	752
7 事業構造改善費用引当金の増加額		—	2,259
8 たな卸資産処分損		—	1,155
9 投資有価証券評価損失		3,903	909
10 関係会社投融資等評価損失		648	—
11 株式売却損益		△109	△954
12 固定資産売却損益		△5,047	△2,052
13 退職給付信託設定益		—	△1,902
14 受取利息及び受取配当金		△4,797	△4,683
15 支払利息		12,146	10,290
16 売上債権の減少額		38,986	3,736
17 たな卸資産の増加額(△)または減少額		△18,809	24,835
18 その他流動資産の増加額(△)又は減少額		△3,972	8,955
19 仕入債務の減少額		△9,971	△26,737
20 前受金の増加額又は減少額(△)		6,969	△10,646
21 その他流動負債の増加額又は減少額(△)		△3,582	13,147
22 その他		△110	△576
小計		73,183	69,154
23 利息及び配当金の受取額		4,730	4,220
24 利息の支払額		△11,400	△10,120
25 法人税等の支払額		△5,720	△6,485
営業活動によるキャッシュ・フロー		60,793	56,769
Ⅱ 投資活動によるキャッシュ・フロー			
1 定期預金(預入期間3ヵ月超)の純減少額		268	220
2 有形固定資産取得による支出		△31,405	△31,348
3 有形固定資産売却による収入		10,676	8,428
4 無形固定資産取得による支出		△2,904	△2,207
5 無形固定資産売却による収入		133	40
6 投資有価証券取得による支出		△6,594	△4,239
7 投資有価証券売却による収入		204	2,642
8 短期貸付金の純増額(△)又は純減少額		368	△179
9 長期貸付けによる支出		△2,086	△1,804
10 長期貸付金の回収による収入		3,156	762
11 その他		93	859
投資活動によるキャッシュ・フロー		△28,089	△26,826
Ⅲ 財務活動によるキャッシュ・フロー			
1 短期借入金の純増加額又は純減少額(△)		837	△53,048
2 長期借入れによる収入		12,938	34,128
3 長期借入金の返済による支出		△11,771	△20,579
4 社債の償還による支出		△20,531	△20,000
5 自己株式取得に伴う支出		—	△1
6 配当金の支払額		△5	△1
7 少数株主への配当金の支払額		△56	△98
財務活動によるキャッシュ・フロー		△18,588	△59,600
Ⅳ 現金及び現金同等物に係る換算差額		448	△280
Ⅴ 現金及び現金同等物の増加額又は減少額(△)		14,564	△29,939
Ⅵ 現金及び現金同等物の期首残高		75,211	89,776
Ⅶ 現金及び現金同等物の期末残高	注1	89,776	59,837

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1　連結の範囲に関する事項 (1) 連結子会社の数は105社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注) 当連結会計年度より、子会社2社を新たに連結の範囲に含めた。また、連結子会社の減少2社のうち、Kawasaki Motors N.V.は、当連結会計年度中にKawasaki Motors Europe N.V.に吸収合併され消滅したため、連結の範囲から除外した。 (2) 主要な非連結子会社名 大動プラントサービス㈱（休眠中） (3) 非連結子会社はその総資産、売上高、損益及び剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。 2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は17社であり、それぞれ次のとおりである。 非連結子会社…　―社 関連会社………　17社　日本飛行機㈱、川崎設備工業㈱ほか (注) 従来、持分法適用会社であった海南新大洲川崎発動機有限公司は、出資売却により関連会社に該当しなくなったため、当連結会計年度より持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱（休眠中） 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。	1　連結の範囲に関する事項 (1) 連結子会社の数は104社であり、その主要な会社名は「第1企業の概況」の「4 関係会社の状況」に記載している。 (注) 連結子会社の増加5社のうち、㈱川崎造船は分社設立のため、㈱明石船型研究所は所有率変更のため、他3社は新たに設立したため、連結の範囲に含めた。また、連結子会社の減少6社のうち、Kawasaki Motoren G.m.b.H、Kawasaki Motors France S.A.、Kawasaki Motors Italy S.p.A.他1社は、当連結会計年度中に清算したため、また宇治観光㈱他1社は売却したため、連結の範囲から除外した。 (2) 主要な非連結子会社名 大動プラントサービス㈱（休眠中） (3) 非連結子会社はその総資産、売上高、損益及び利益剰余金等の観点からみて、連結財務諸表に与える影響が重要でないため連結の範囲から除いている。 2　持分法の適用に関する事項 (1) 持分法を適用した非連結子会社及び関連会社の数は15社であり、それぞれ次のとおりである。 非連結子会社…　―社 関連会社………　15社　日本飛行機㈱、川崎設備工業㈱ほか (注) 従来、持分法適用会社であった㈱明石船型研究所は株式取得により関連会社から子会社になったため、また㈱コミュータヘリコプタ先進技術研究所は清算に伴い、当連結会計年度より持分法の適用範囲から除外した。 (2) 持分法を適用しない非連結子会社及び関連会社のうち主要な会社名 非連結子会社 大動プラントサービス㈱（休眠中） 関連会社 民間航空機㈱、朝日アルミニウム㈱ これらの関係会社については、損益及び利益剰余金等の観点からみて連結財務諸表に与える影響が重要でないため持分法を適用していない。

前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
３　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Kawasaki Motoren G.m.b.H.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Motors France S.A.、 Kawasaki Motors Italy S.p.A.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Precision Machinery (U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 川崎重工大連科技開発有限公司、 及び武漢川崎船用機械有限公司 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっているが、その差異が３ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。	３　連結子会社の事業年度等に関する事項 ㈱カワサキモータースジャパン、 Kawasaki Motors Corp., U.S.A.、 Kawasaki Motors (U.K.) Ltd.、 Canadian Kawasaki Motors Inc.、 Kawasaki Motors Manufacturing Corp., U.S.A.、 Kawasaki Motors Pty. Ltd.、 Kawasaki Motors Finance Corporation、 KM Receivables Corporation、 Kawasaki Motors (Phils.) Corporation、 Kawasaki Motors Enterprise (Thailand) Co.,Ltd.、 Kawasaki Rail Car, Inc.、 Kawasaki Motors Europe N.V.、 Kawasaki Robotics (U.S.A.) Inc.、 Green River Insurance Company、 Kawasaki Construction Machinery Corp. of America、 Kawasaki Precision Machinery (U.K.) Limited、 P.T.Kawasaki Motor Indonesia、 Kawasaki Gas Turbine Europe G.m.b.H.、 Kawasaki Heavy Industries (U.K.) Ltd.、 Kawasaki Heavy Industries G.m.b.H.、 Kawasaki Heavy Industries (Singapore) Pte.Ltd.、 Kawasaki Robotics (UK) Ltd.、 Kawasaki Robotics G.m.b.H.、 Kawasaki Machine Systems Korea, Ltd.、 KHI Design & Technical Service Inc.、 Kawasaki do Brasil Industria e Comercio Ltda.、 Kawasaki Aeronautica Do Brasil Industria Ltda.、 川崎重工大連科技開発有限公司、 及び武漢川崎船用機械有限公司 の決算日は毎年12月31日であり、また川重鉄構工事㈱の決算日は毎年２月末日であり、連結決算日（毎年３月31日）と異なっているが、その差異が３ヶ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
4　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 満期保有目的の債券 主として償却原価法により評価している。 その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法(評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定)により評価している。 ・時価のないもの 主として移動平均法による原価法により評価している。 なお、売買目的有価証券については保有していない。 ②たな卸資産 主として個別法、移動平均法及び先入先出法による原価法により評価している。 ③デリバティブ取引により生ずる正味の債権債務 時価法により評価している。 (2) 減価償却資産の償却方法 ①有形固定資産 主として定率法により償却している。ただし、平成10年4月1日以降取得した建物(建物附属設備を除く)については、定額法により償却している。 ②無形固定資産 定額法により償却している。 (3) 引当金の計上基準 ①貸倒引当金 債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 ②賞与引当金 従業員の期末手当に充てるため、支給見込額に基づき計上している。 ③保証工事引当金 船舶、汎用機製品等の保証工事費用の支出に備え、過去の実績を基礎にして将来の保証見込額に基づき計上している。 ―――― ⑤受注工事損失引当金 年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。	4　会計処理基準に関する事項 (1) 資産の評価基準及び評価方法 ①有価証券 同左 ②たな卸資産 同左 ③デリバティブ取引により生ずる正味の債権債務 同左 (2) 減価償却資産の償却方法 ①有形固定資産 同左 ②無形固定資産 同左 (3) 引当金の計上基準 ①貸倒引当金 同左 ②賞与引当金 同左 ③保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。 ④事業構造改善費用引当金 当連結会計年度から実施している鉄構事業の生産拠点集約により翌連結会計年度以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。 ⑤受注工事損失引当金 同左

<table>
<tr><th>前連結会計年度
(自　平成13年４月１日
至　平成14年３月31日)</th><th>当連結会計年度
(自　平成14年４月１日
至　平成15年３月31日)</th></tr>
<tr><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務の見込額に基づき当連結会計年度末において発生していると認められる額を計上している。
なお、会計基準変更時差異(130,927百万円)については、一部子会社を除き10年による按分額を費用処理している。</td><td>⑥退職給付引当金
従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異（130,927百万円）は、一部子会社を除き10年による按分額を費用処理している。
また、数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。</td></tr>
<tr><td>⑦役員退職慰労引当金
役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。</td><td>⑦役員退職慰労引当金
同左</td></tr>
<tr><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会　平成11年10月22日))によっている。</td><td>(4) 外貨建の資産又は負債の本邦通貨への換算の基準
同左</td></tr>
<tr><td>(5) 重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。</td><td>(5) 重要なリース取引の処理方法
同左</td></tr>
<tr><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
繰延ヘッジ処理を採用している。
②ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・
債務等
(予定取引を含む)</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>
③ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
④ヘッジ有効性評価の方法
金融商品会計に関する実務指針に基づき評価している。</td><td>(6) ヘッジ会計の方法
①ヘッジ会計の方法
同左
②ヘッジ手段とヘッジ対象
同左
③ヘッジ方針
同左
④ヘッジ有効性評価の方法
同左</td></tr>
<tr><td>(7) その他連結財務諸表作成のための重要な事項
①消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。</td><td>(7) その他連結財務諸表作成のための重要な事項
①消費税等の会計処理
同左</td></tr>
</table>

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
	②自己株式及び法定準備金取崩等に関する会計基準 当連結会計年度から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第1号）を適用している。 この変更による当連結会計年度の損益への影響は軽微である。 なお、連結財務諸表規則の改正により、当連結会計年度における連結貸借対照表の資本の部及び連結剰余金計算書については、改正後の連結財務諸表規則により作成している。 ③1株当たり当期純利益に関する会計基準等 当連結会計年度から「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用している。なお、これによる影響については、「1株当たり情報に関する注記」に記載している。
5　連結子会社の資産及び負債の評価に関する事項 連結子会社の資産及び負債の評価については、全面時価評価法を採用している。	5　連結子会社の資産及び負債の評価に関する事項 同左
6　連結調整勘定の償却に関する事項 連結調整勘定の償却については、発生日以後5年間の均等償却を行っている。但し、金額的重要性に乏しいものについては、連結剰余金増加高または減少高として処理している。	6　連結調整勘定の償却に関する事項 同左
7　利益処分項目等の取扱いに関する事項 利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。	7　利益処分項目等の取扱いに関する事項 同左
8　連結キャッシュ・フロー計算書における資金の範囲 連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から3ヵ月以内に償還期限の到来する短期投資からなる。	8　連結キャッシュ・フロー計算書における資金の範囲 同左

表示方法の変更

前連結会計年度 (自 平成13年４月１日 至 平成14年３月31日)	当連結会計年度 (自 平成14年４月１日 至 平成15年３月31日)
(連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「固定資産売却損益」ならびに投資活動によるキャッシュ・フローの「定期預金（預入期間３ヶ月超）の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」は、明瞭性の観点から区分掲記した。 なお、前連結会計年度の「固定資産売却損益」は2,824百万円で、営業活動によるキャッシュ・フローの「その他」に、「定期預金（預入期間３ヶ月超）の純減少額」「有形固定資産売却による収入」「無形固定資産取得による支出」「無形固定資産売却による収入」「投資有価証券取得による支出」はそれぞれ1,785百万円、599百万円、△1,321百万円、50百万円、△1,283百万円で、投資活動によるキャッシュ・フローの「その他」に含めて表示している。	――――

注記事項

(連結貸借対照表関係)

<table>
<tr><th colspan="2">前連結会計年度
(平成14年３月31日現在)</th><th colspan="2">当連結会計年度
(平成15年３月31日現在)</th></tr>
<tr><td colspan="2">1　有形固定資産に対する減価償却累計額は、532,636百万円である。</td><td colspan="2">1　有形固定資産に対する減価償却累計額は、526,757百万円である。</td></tr>
<tr><td colspan="2">2　非連結子会社及び関連会社に係る注記</td><td colspan="2">2　非連結子会社及び関連会社に係る注記</td></tr>
<tr><td>株式</td><td>11,055百万円</td><td>株式</td><td>9,923百万円</td></tr>
<tr><td>出資金</td><td>4,853</td><td>出資金</td><td>5,183</td></tr>
<tr><td colspan="2">3　保証債務
(1) 銀行借入金等</td><td colspan="2">3　保証債務
(1) 銀行借入金等</td></tr>
<tr><td>南通中遠川崎船舶工程有限公司</td><td>18,251百万円</td><td>南通中遠川崎船舶工程有限公司</td><td>13,874百万円</td></tr>
<tr><td>㈶日本航空機エンジン協会</td><td>3,478</td><td>㈶日本航空機エンジン協会</td><td>3,535</td></tr>
<tr><td>民間航空機㈱</td><td>3,276</td><td>民間航空機㈱</td><td>2,504</td></tr>
<tr><td>上海中遠川崎重工鋼結構有限公司</td><td>2,021</td><td>㈱ギャラクシーエクスプレス</td><td>1,603</td></tr>
<tr><td>P.T. Indocement Tunggal Prakarsa</td><td>1,599</td><td>P.T. Indocement Tunggal Prakarsa</td><td>1,456</td></tr>
<tr><td>その他</td><td>4,100</td><td>その他13社</td><td>3,601</td></tr>
<tr><td>計</td><td>32,727</td><td>計</td><td>26,576</td></tr>
<tr><td>(2) 従業員住宅資金の銀行借入金</td><td>6,077百万円</td><td>(2) 従業員住宅資金の銀行借入金</td><td>4,949百万円</td></tr>
<tr><td>(3) 合計</td><td>38,805百万円</td><td>(3) 合計</td><td>31,526百万円</td></tr>
<tr><td colspan="2">4　受取手形割引高は、873百万円である。</td><td colspan="2">4　受取手形割引高は、26百万円である。</td></tr>
<tr><td colspan="2">5　受取手形裏書譲渡高は、30百万円である。</td><td colspan="2">5　受取手形裏書譲渡高は、30百万円である。</td></tr>
</table>

前連結会計年度 (平成14年３月31日現在)	当連結会計年度 (平成15年３月31日現在)
――――	6　当社の発行済株式総数は、普通株式1,390,597千株である。
――――	7　連結会社、持分法を適用した関連会社が保有する自己株式の数は、普通株式365千株である。
8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。	8　未収消費税等は流動資産の「その他」に、未払消費税等は流動負債の「その他」にそれぞれ含めて表示している。
9　担保資産及び担保付債務 (1) 担保資産 受取手形及び売掛金　481百万円 たな卸資産　11,651 建物及び構築物　6,484 機械装置及び運搬具　356 土地　5,830 その他　287 計　25,091 上記のうち、工場財団抵当に供している資産 建物及び構築物　199百万円 機械装置及び運搬具　356 土地　111 計　668 (2) 担保付債務 支払手形及び買掛金　98百万円 借入金　26,527 計　26,626 上記のうち、工場財団抵当に対応する債務 借入金　997百万円	9　担保資産及び担保付債務 (1) 担保資産 たな卸資産　10,699百万円 建物及び構築物　4,448 機械装置及び運搬具　308 土地　5,383 その他　299 計　21,139 上記のうち、工場財団抵当に供している資産 建物及び構築物　184百万円 機械装置及び運搬具　308 土地　111 計　605 (2) 担保付債務 支払手形及び買掛金　173百万円 借入金　29,171 計　29,344 上記のうち、工場財団抵当に対応する債務 借入金　751百万円
10　期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお、当連結会計年度末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　2,897百万円 支払手形　8,116 その他(設備支払手形)　194	――――
11　無形固定資産に含まれている連結調整勘定の残高は352百万円である。	11　無形固定資産に含まれている連結調整勘定の残高は16百万円である。

（連結損益計算書関係）

前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
1　一般管理費及び当期製造費用に含まれる研究開発費は16,549百万円である。	1　一般管理費及び当期製造費用に含まれる研究開発費は15,493百万円である。
2　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。	2　固定資産売却益は、社宅跡地等の売却によるものである。
――――	3　子会社株式売却益は、宇治観光㈱等の株式売却益である。
――――	4　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。
――――	5　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用であり、事業構造改善費用引当金繰入額2,259百万円を含む。
6　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。	6　退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。
7　投資有価証券評価損失は、上場有価証券の評価減によるものである。	――――
8　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司に対する出資金の評価減等である。	――――

(連結キャッシュ・フロー計算書関係)

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　91,344百万円 預入期間が3ヶ月を超える定期預金　△1,567 現金及び現金同等物　89,776 ――	1　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　61,184百万円 預入期間が3ヶ月を超える定期預金　△1,347 現金及び現金同等物　59,837 2　退職給付信託設定に伴う投資有価証券の減少額と退職給付引当金の減少額は相殺表示している。

(リース取引関係)

前連結会計年度
(自　平成13年4月1日
至　平成14年3月31日)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	6,514	3,041	3,473
その他	8,717	4,584	4,132
無形固定資産	939	430	508
合計	16,170	8,056	8,114

②　未経過リース料期末残高相当額

1年内	2,911百万円
1年超	5,405
合計	8,316

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	3,658百万円
減価償却費相当額	3,418
支払利息相当額	223

④　減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっている。

⑤　利息相当額の算定方法

リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。

(2) オペレーティング・リース取引

未経過リース料

1年内	50百万円
1年超	142
合計	192

当連結会計年度
(自　平成14年4月1日
至　平成15年3月31日)

1　借主側

(1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

①　リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

	取得価額相当額(百万円)	減価償却累計額相当額(百万円)	期末残高相当額(百万円)
有形固定資産			
機械装置及び運搬具	11,712	4,198	7,514
その他	10,238	4,485	5,753
無形固定資産	1,347	553	793
合計	23,298	9,236	14,062

②　未経過リース料期末残高相当額

1年内	4,079百万円
1年超	10,200
合計	14,280

③　支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	4,385百万円
減価償却費相当額	4,087
支払利息相当額	341

④　減価償却費相当額の算定方法

同左

⑤　利息相当額の算定方法

同左

(2) オペレーティング・リース取引

未経過リース料

1年内	73百万円
1年超	323
合計	397

前連結会計年度 (自　平成13年４月１日 至　平成14年３月31日)	当連結会計年度 (自　平成14年４月１日 至　平成15年３月31日)
２　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額、減価償却累計額及び期末残高	２　貸主側 (1) リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 ①　リース物件の取得価額、減価償却累計額及び期末残高

前連結会計年度

	取得価額(百万円)	減価償却累計額(百万円)	期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,030	588	442
その他	403	186	217
合計	1,434	775	659

当連結会計年度

	取得価額(百万円)	減価償却累計額(百万円)	期末残高(百万円)
有形固定資産			
機械装置及び運搬具	1,545	756	789
その他	324	170	154
無形固定資産	140	90	50
合計	2,010	1,017	993

前連結会計年度	当連結会計年度
②　未経過リース料期末残高相当額 １年内　196百万円 １年超　496 合計　692	②　未経過リース料期末残高相当額 １年内　266百万円 １年超　763 合計　1,029
③　受取リース料、減価償却費及び受取利息相当額 受取リース料　250百万円 減価償却費　207 受取利息相当額　35	③　受取リース料、減価償却費及び受取利息相当額 受取リース料　311百万円 減価償却費　271 受取利息相当額　41
④　利息相当額の算定方法 リース料総額と見積残存価額の合計額からリース物件の購入価額を控除した額を利息相当額とし、各期への配分方法については、利息法によっている。	④　利息相当額の算定方法 同左
(2) オペレーティング・リース取引 該当取引なし	(2) オペレーティング・リース取引 同左

（有価証券関係）

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

1　売買目的有価証券
該当事項なし。

2　満期保有目的の債券で時価のあるもの
該当事項なし。

3　その他有価証券で時価のあるもの

区分	取得原価（百万円）	連結決算日における連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	21,402	37,411	16,009
小計	21,402	37,411	16,009
連結貸借対照表計上額が取得原価を超えないもの			
(1) 株式	21,706	16,262	△5,443
(2) その他	94	80	△14
小計	21,800	16,343	△5,457
合計	43,203	53,755	10,551

4　当連結会計年度中に売却したその他有価証券

種類	売却額（百万円）	売却益の合計額（百万円）	売却損の合計額（百万円）
株式	349	140	△31
合計	349	140	△31

5　時価のない有価証券
(1) 満期保有目的の債券

内容	連結貸借対照表計上額（百万円）
非上場内国債券	25
合計	25

(2) その他有価証券

内容	連結貸借対照表計上額（百万円）
① 非上場株式(店頭売買株式を除く)	6,181
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
合計	11,533

(3) 子会社株式及び関連会社株式

内容	連結貸借対照表計上額（百万円）
① 子会社株式	9
② 関連会社株式	3,439
合計	3,449

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

内容	1年内	1年超5年以内	5年超10年以内	10年超
非上場内国債券(百万円)	—	25	—	—
合計(百万円)	—	25	—	—

当連結会計年度（自　平成14年4月1日　至　平成15年3月31日）

1　売買目的有価証券
　該当事項なし。

2　満期保有目的の債券で時価のあるもの
　該当事項なし。

3　その他有価証券で時価のあるもの

区分	取得原価（百万円）	連結決算日における連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの			
株式	11,610	19,636	8,026
小計	11,610	19,636	8,026
連結貸借対照表計上額が取得原価を超えないもの			
株式	4,394	3,134	△1,260
小計	4,394	3,134	△1,260
合計	16,005	22,770	6,765

4　当連結会計年度中に売却したその他有価証券

種類	売却額 (百万円)	売却益の合計額 (百万円)	売却損の合計額 (百万円)
(1) 株式	1,669	998	△140
(2) その他	59	—	△35
合計	1,728	998	△175

(注)　このほか、退職給付信託に株式27,274百万円拠出し信託設定益1,902百万円を計上している。

5　時価のない有価証券

(1) 満期保有目的の債券

内容	連結貸借対照表計上額 (百万円)
非上場内国債券	25
合計	25

(2) その他有価証券

内容	連結貸借対照表計上額 (百万円)
① 非上場株式（店頭売買株式を除く）	8,956
② 優先出資証券	5,000
③ 事業団等に対する出資証券	295
合計	14,252

(3) 子会社株式及び関連会社株式

内容	連結貸借対照表計上額 (百万円)
① 子会社株式	18
② 関連会社株式	7,537
合計	7,556

6　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

内容	1年内	1年超5年以内	5年超10年以内	10年超
非上場内国債券(百万円)	—	25	—	—
合計(百万円)	—	25	—	—

(デリバティブ取引関係)

1　取引の状況に関する事項

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
(1) 取引の内容及び取組方針 ①通貨関連 当グループは、外貨建資産・負債に係る将来の為替変動によるリスクを軽減するため、為替予約取引、通貨オプション取引を利用している。 なお、当グループは外貨建輸出が外貨建輸入を大きく上回る構造となっているため、主として外貨建資産に対するヘッジとして利用している。 ②金利関連 当グループは、金融負債に係る将来の金利変動による収益及びキャッシュフローへの影響を軽減するため、金利スワップ取引、金利オプション取引を利用している。具体的には、変動金利支払借入金に対し、将来の金利上昇による支払金利の増加を緩和するため変動金利支払額を固定化する金利スワップ、変動金利支払額に上限を設けた金利キャップ及び変動金利支払額を一定の範囲内に収める金利カラーを主に実施している。	(1) 取引の内容及び取組方針 ①通貨関連 同左 ②金利関連 同左
(2) 取引の利用目的 上記のデリバティブ取引は、事業活動に伴い発生する為替や金利の変動リスクを回避することを目的としたもので、投機やトレーディングを目的としたものではない。なお、当グループでは金融商品会計基準に基づきヘッジ会計の要件を満たすデリバティブ取引については、ヘッジ会計を適用している。 ・ヘッジ会計の方法：繰延ヘッジによっている。 ・ヘッジ手段とヘッジ対象 ［ヘッジ手段］　［ヘッジ対象］ 為替予約、通貨スワップ　外貨建金銭債権・債務等(予定取引を含む) 金利スワップ、金利オプション　借入金 ・ヘッジ方針 社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。 ・ヘッジ有効性評価の方法 金融商品会計に関する実務指針に基づき評価している。	(2) 取引の利用目的 同左
(3) 取引に係るリスクの内容(信用リスク) 当グループは、取引の相手方を信用度の高い国際的に優良な金融機関に分散させているため、相手方の契約不履行によるリスクはほとんどないと判断している。また、当グループでは、実需原則に基づいてデリバティブ取引を導入しているので、デリバティブ取引の時価変動はヘッジ対象取引の時価変動と相殺され、投機やディーリング取引で認識するような為替変動ならびに金利変動によるリスクはほとんどない。	(3) 取引に係るリスクの内容(信用リスク) 同左
(4) 取引に係るリスク管理体制 当グループは、デリバティブ取引に関して、取引目的、取引権限、取引商品、取引相手、取引限度額、取引状況報告体制等を定めた社内管理規定を各社に設け、この規定に基づいて取引の実行及びリスク管理を財務・経理部門が行っている。	(4) 取引に係るリスク管理体制 同左

2　取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

(1) 通貨関連

種類	前連結会計年度(平成14年3月31日現在)				当連結会計年度(平成15年3月31日現在)			
	契約額等	契約額等のうち1年超(百万円)	時価(百万円)	評価損益(百万円)	契約額等	契約額等のうち1年超(百万円)	時価(百万円)	評価損益(百万円)
市場取引以外の取引								
為替予約取引								
売建	65,290	―	69,022	△3,731	82,855	―	83,823	△968
買建	7,981	―	8,077	95	4,926	―	4,920	△5
オプション取引								
売建	―	―			6,244	―		
(オプション料)	(―)	(―)	―	―	(94)	(―)	218	△124
買建	―	―			6,030	―		
(オプション料)	(―)	(―)	―	―	(94)	(―)	60	△34
合計	―	―	―	△3,635	―	―	―	△1,132

(注) 1　時価の算定方法
為替予約取引・・・先物相場を使用している。
オプション取引・・主たる金融機関から提示された価格によっている。
2　デリバティブ取引の評価については、期末日現在の時価により評価している。
なお、外貨建金銭債権債務についても期末日現在の為替相場をもって期末換算を行っており、デリバティブ取引の時価評価損益と外貨建金銭債権債務の換算損益は、個別に認識をしたうえで損益計算書上両者の損益を相殺し、その効果を実現させている。
3　予定取引に対するデリバティブ取引については、ヘッジ会計を適用しているため開示の対象から除いている。
4　当グループでは、実需原則に基づき、為替の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

(2) 金利関連

種類	前連結会計年度(平成14年3月31日現在)				当連結会計年度(平成15年3月31日現在)			
	契約額等	契約額等のうち1年超(百万円)	時価(百万円)	評価損益(百万円)	契約額等	契約額等のうち1年超(百万円)	時価(百万円)	評価損益(百万円)
市場取引以外の取引								
オプション取引								
カラー	10,000	―			―	―		
(支払カラー料)	(1)	(―)	△65	△65	(―)	(―)	―	―
合計	―	―	―	△65	―	―	―	―

(注) 1　時価の算定方法
オプション取引・・主たる金融機関から提示された価格によっている。
2　デリバティブ取引の評価については、期末日現在の時価により評価をしている。また、ヘッジ会計を適用したデリバティブ取引については開示の対象から除いている。
3　当グループでは、実需原則に基づき、金利の変動リスクを回避することを目的としてデリバティブ取引を導入しており、投機やディーリング取引を目的としたデリバティブ取引は行っていない。

（退職給付関係）

前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
1　採用している退職給付制度の概要 当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。	1　採用している退職給付制度の概要 当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社において当連結会計年度より退職給付信託を設定している。
2　退職給付債務に関する事項	2　退職給付債務に関する事項
(1) 退職給付債務　△192,450百万円	(1) 退職給付債務　△181,281百万円
(2) 年金資産　（注２）　5,095	(2) 年金資産　（注２）　26,683
(3) 未積立退職給付債務((1)＋(2))　△187,355	(3) 未積立退職給付債務((1)＋(2))　△154,597
(4) 未認識過去勤務債務（注３）　△2,518	(4) 未認識過去勤務債務（注３）　△2,187
(5) 未認識数理計算上の差異　20,058	(5) 未認識数理計算上の差異　25,552
(6) 会計基準変更時差異の未処理額　103,438	(6) 会計基準変更時差異の未処理額　90,353
(7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△66,376	(7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△40,880
(8) 前払年金費用（注２）　393	(8) 前払年金費用（注２）　470
(9) 退職給付引当金（(7)－(8)）　△66,770	(9) 退職給付引当金（(7)－(8)）　△41,350
（注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 （注２）海外連結子会社の退職年金制度に係るものである。 （注３）当社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。	（注１）一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。 （注２）海外連結子会社の退職年金制度および当社の退職給付信託に係るものである。 （注３）当社において、退職一時金制度を変更したことにより過去勤務債務（債務の減額）が発生している。
3　退職給付費用に関する事項	3　退職給付費用に関する事項
(1) 勤務費用　9,443百万円	(1) 勤務費用　9,696百万円
(2) 利息費用　6,166	(2) 利息費用　5,707
(3) 期待運用収益（注２）　△378	(3) 期待運用収益（注２）　△466
(4) 過去勤務債務の費用処理額　―	(4) 過去勤務債務の費用処理額　△243
(5) 数理計算上の差異の費用処理額　407	(5) 数理計算上の差異の費用処理額　2,041
(6) 会計基準変更時差異の費用処理額　13,059	(6) 会計基準変更時差異の費用処理額　13,181
(7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6))　28,697	(7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6))　29,918
（注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 （注２）海外連結子会社の退職年金制度に係るものである。	（注１）簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。 （注２）海外連結子会社の退職年金制度に係るものである。

前連結会計年度 (自　平成13年4月1日 至　平成14年3月31日)	当連結会計年度 (自　平成14年4月1日 至　平成15年3月31日)
4　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.0% (3) 期待運用収益率(注)　8.5% (4) 過去勤務債務の額の処理年数　10年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による） (5) 数理計算上の差異の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている） (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。 (注) 海外連結子会社の退職年金制度に係るものである。	4　退職給付債務等の計算の基礎に関する事項 (1) 退職給付見込額の期間配分方法　期間定額基準 (2) 割引率　主として3.0% (3) 期待運用収益率(注)　9.0% (4) 過去勤務債務の額の処理年数　10年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による） (5) 数理計算上の差異の処理年数　10年～15年（発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている） (6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または5年の期間によっている。 (注) 海外連結子会社の退職年金制度に係るものである。

（税効果会計関係）

前連結会計年度（平成14年3月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(繰延税金資産)	
賞与引当金損金算入限度超過額	5,748百万円
退職給付引当金損金算入限度超過額	6,202
貸倒引当金損金算入限度超過額	3,440
固定資産に含まれる未実現利益消去額	1,013
減価償却限度超過額	1,099
繰越欠損金	13,013
投資有価証券等評価損否認額	2,144
繰越外国税額控除	1,296
その他	8,036
繰延税金資産　小計	41,995
評価性引当額	△9,081
繰延税金資産　合計	32,913
(繰延税金負債)	
固定資産圧縮積立金等	4,160
工事進行基準に係る損益申告調整額	2,650
その他有価証券評価差額金	4,425
その他	4,424
繰延税金負債　合計	15,661
繰延税金資産の純額	17,251

当連結会計年度（平成15年3月31日現在）

1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(繰延税金資産)	
賞与引当金損金算入限度超過額	7,572百万円
退職給付引当金損金算入限度超過額	13,281
貸倒引当金損金算入限度超過額	3,191
棚卸資産に含まれる未実現利益消去額	3,380
固定資産に含まれる未実現利益消去額	905
減価償却限度超過額	1,194
繰越欠損金	5,952
投資有価証券等評価損否認額	1,264
繰越外国税額控除	805
その他	10,307
繰延税金資産　小計	47,855
評価性引当額	△7,173
繰延税金資産　合計	40,681
(繰延税金負債)	
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金	5,110
工事進行基準に係る損益申告調整額	1,247
その他有価証券評価差額金	2,999
その他	5,245
繰延税金負債　合計	14,601
繰延税金資産の純額	26,079

前連結会計年度 (平成14年3月31日現在)	当連結会計年度 (平成15年3月31日現在)
2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率　41.9 % (調整) 交際費等永久に損金に算入されない項目　7.0 連結子会社からの受取配当金消去　5.3 課税所得を超過する未実現利益消去　4.6 受取配当金等永久に益金に算入されない項目　△5.0 その他　3.9 税効果会計適用後の法人税等の負担率　57.8	2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳 法定実効税率　41.9 % (調整) 交際費等永久に損金に算入されない項目　7.3 連結子会社からの受取配当金消去　9.2 前連結会計年度税効果を認識できなかった課税所得を超過する未実現利益　△15.5 受取配当金等永久に益金に算入されない項目　△9.2 子会社の繰越欠損金に係る評価性引当額　△7.5 その他　△3.8 税効果会計適用後の法人税等の負担率　22.2
――――	3　地方税法等の一部を改正する法律（平成15年法律第9号）が平成15年3月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び負債の計算（ただし、平成16年4月1日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前連結会計年度の41.9%から40.5%へ変更された。その結果、繰延税金資産の金額（繰延税金負債の金額を控除した金額）が119百万円減少し、当連結会計年度に計上された法人税等調整額が242百万円、その他有価証券評価差額金が122百万円、それぞれ増加している。

（セグメント情報）

【事業の種類別セグメント情報】

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	―	1,144,534
(2) セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	(93,459)	―
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	(93,459)	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	(93,212)	1,113,223
営業利益又は損失(△)	5,555	464	13,864	5,439	△636	5,182	1,687	31,556	(246)	31,310
Ⅱ　資産、減価償却費及び資本的支出										
資産	88,687	141,332	150,933	170,754	237,688	267,796	120,146	1,177,339	77,734	1,255,074
減価償却費	1,941	2,897	3,425	4,254	2,664	11,553	2,873	29,610	2,387	31,997
資本的支出	1,462	6,925	2,570	4,598	814	12,873	2,592	31,838	1,294	33,132

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建築機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）155,580百万円である。

４　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

当連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

	船舶事業（百万円）	車両事業（百万円）	航空宇宙事業（百万円）	ガスタービン・機械事業（百万円）	プラント・環境・鉄構事業（百万円）	汎用機事業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益										
売上高										
(1) 外部顧客に対する売上高	105,457	164,773	154,847	181,043	219,092	318,024	96,358	1,239,598	―	1,239,598
(2) セグメント間の内部売上高又は振替高	1,555	3,157	2,372	20,880	22,556	3,033	39,774	93,329	(93,329)	―
計	107,013	167,930	157,220	201,923	241,649	321,057	136,133	1,332,927	(93,329)	1,239,598
営業費用	105,605	162,440	151,125	195,831	245,891	307,654	134,229	1,302,777	(93,722)	1,209,055
営業利益又は損失(△)	1,408	5,490	6,095	6,091	△4,242	13,403	1,903	30,150	393	30,543
Ⅱ　資産、減価償却費及び資本的支出										
資産	95,660	117,276	166,223	160,875	191,519	260,359	143,509	1,135,424	13,736	1,149,160
減価償却費	1,962	2,853	3,370	3,944	2,307	12,190	2,534	29,163	2,431	31,595
資本的支出	2,550	3,266	5,522	3,263	622	13,927	1,676	30,829	4,335	35,164

（注）１　事業区分は、当社が採用している管理上の区分をもとに分類した。

２　各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建築機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウオータークラフト、四輪バギー車（ＡＴＶ）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）108,724百万円である。

４　減価償却費及び資本的支出のうち、「消去又は全社」の項目には全社共通固定資産に係る償却費及び支出額がそれぞれ含まれている。

【所在地別セグメント情報】

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	—	1,144,534
(2) セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	(213,679)	—
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	(213,679)	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	(211,119)	1,113,223
営業利益又は損失(△)	31,383	5,096	△3,340	664	67	33,870	(2,560)	31,310
Ⅱ　資産	1,012,985	148,412	38,570	21,064	1,965	1,222,997	32,076	1,255,074

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）155,580百万円である。

当連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

	日本（百万円）	北米（百万円）	欧州（百万円）	アジア（百万円）	その他の地域（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　売上高及び営業損益								
売上高								
(1) 外部顧客に対する売上高	907,166	252,178	56,940	19,105	4,207	1,239,598	—	1,239,598
(2) セグメント間の内部売上高又は振替高	202,170	13,686	5,520	11,271	114	232,764	(232,764)	—
計	1,109,337	265,864	62,461	30,377	4,322	1,472,362	(232,764)	1,239,598
営業費用	1,083,291	262,249	61,850	29,494	4,214	1,441,101	(232,045)	1,209,055
営業利益	26,046	3,615	610	882	107	31,261	(718)	30,543
Ⅱ　資産	958,762	140,742	41,581	18,768	2,763	1,162,617	(13,456)	1,149,160

（注）１　国又は地域の区分は、主として地理的近接度に基づいて設定している。

２　各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

３　資産のうち、「消去又は全社」の項目に含めた全社資産は、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）108,724百万円である。

【海外売上高】

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	272,066	62,138	95,832	65,988	496,025
Ⅱ　連結売上高（百万円）	—	—	—	—	1,144,534
Ⅲ　連結売上高に占める海外売上高の割合（％）	23.7	5.4	8.3	5.7	43.3

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　２　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア、メキシコ

当連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

	北米	欧州	アジア	その他の地域	計
Ⅰ　海外売上高（百万円）	303,681	92,154	87,014	52,493	535,344
Ⅱ　連結売上高（百万円）	—	—	—	—	1,239,598
Ⅲ　連結売上高に占める海外売上高の割合（％）	24.4	7.4	7.0	4.2	43.1

（注）１　海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
　　　２　国又は地域の区分は、主として地理的近接度に基づいて設定している。
　　　３　各国又は地域の区分に属する主な地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ドイツ、ノルウェー、フランス、イギリス、オランダ
アジア	中国、台湾、韓国
その他の地域	ブラジル、パナマ、トルコ

【関連当事者との取引】

前連結会計年度（自　平成13年４月１日　至　平成14年３月31日）

1　役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額(百万円)	科目	期末残高(百万円)
役員及びその近親者	亀井 俊郎	当社取締役会長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る賦課金の支払	299 51	— —	— —

取引条件及び取引条件の決定方針等

1　取引条件は当社と関連を有しない他の当事者と同様である。

2　上記の取引は、いわゆる第三者のための取引である。

3　上記金額のうち、取引金額は消費税等を含んでいない。

4　亀井俊郎は平成13年６月28日付で当社取締役を退任している。

2　子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額(百万円)	科目	期末残高(百万円)
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任１名 転籍２名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	40,164	売掛金	14,556
関連会社	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売、修繕等	直接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,251	—	—

取引条件及び取引条件の決定方針等

1　民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。

2　上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

当連結会計年度（自　平成14年４月１日　至　平成15年３月31日）

1　役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有（被所有）割合	取引の内容	取引金額（百万円）	科目	期末残高（百万円）
					百万円		百万円
役員及びその近親者	田﨑 雅元	当社代表取締役社長 (財)日本航空機開発協会理事長	(被所有) 直接 0%	(財)日本航空機開発協会との営業取引 ・同社の借入金についての債務保証 ・民間航空機用機体の開発に係る民間分担金の支払 ・民間航空機用機体の研究開発作業の受託	 594 511 282	 ― ― ―	 ― ― ―
		当社代表取締役社長 スーパーマリンガスタービン技術研究組合理事長	(被所有) 直接 0%	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払	 543 195	 ― ―	 ― ―
	須郷 隆	当社代表取締役 (株)コミュータヘリコプタ先進技術研究所代表清算人	(被所有) 直接 0%	(株)コミュータヘリコプタ先進技術研究所の清算に伴う同社所有の特許権・ノウハウ等の買取	8	―	―

取引条件及び取引条件の決定方針等

1　取引条件は当社と関連を有しない他の当事者と同様である。

2　上記の取引は、いわゆる第三者のための取引である。

3　上記金額のうち、取引金額は消費税等を含んでいない。

2　子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有（被所有）割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
関連会社	民間航空機(株)	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	(所有) 直接 40%	兼任１名 転籍２名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	26,394	売掛金	12,666
	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売等	(所有) 間接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	13,874	―	―

取引条件及び取引条件の決定方針等

1　民間航空機(株)に対する販売価格は、総原価を勘案して交渉の上決定している。

2　上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

（１株当たり情報）

前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）		当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）	
１株当たり純資産額	120.61円	１株当たり純資産額	125.55円
１株当たり当期純利益	4.51円	１株当たり当期純利益	9.34円
潜在株式調整後１株当たり当期純利益	4.37円	潜在株式調整後１株当たり当期純利益	8.83円
		当連結会計年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる１株当たり情報への影響は軽微である。	

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

	前連結会計年度 （自　平成13年４月１日 至　平成14年３月31日）	当連結会計年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	―――	13,022
普通株主に帰属しない金額（百万円）	―――	30
（うち利益処分による役員賞与金（百万円））	(―――)	(30)
普通株式に係る当期純利益（百万円）	―――	12,992
普通株式の期中平均株式数（千株）	―――	1,390,344
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	―――	296
（うち支払利息（税額相当額控除後）（百万円））	(―――)	(296)
普通株式増加数（千株）	―――	114,224
（うち転換社債（千株））	(―――)	(114,224)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	―――	―――

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高 （百万円）	当期末残高 （百万円）	利率 (%)	担保	償還期限
川崎重工業㈱ （当社）	第14回無担保 普通社債	平成10年 3月19日	10,000 (10,000)	—	2.000	無担保	平成15年 3月19日
	第15回無担保 普通社債	平成10年 3月19日	10,000	10,000	2.775	無担保	平成20年 3月19日
	第16回無担保 普通社債	平成10年 7月8日	20,000	20,000	1.940	無担保	平成16年 7月8日
	第17回無担保 普通社債	平成10年 7月8日	10,000	10,000	2.510	無担保	平成20年 7月8日
	第18回無担保 普通社債	平成11年 4月28日	10,000 (10,000)	—	1.000	無担保	平成14年 4月30日
	第19回無担保 普通社債	平成11年 4月28日	10,000	10,000	1.670	無担保	平成17年 4月28日
	第20回無担保 普通社債	平成11年 11月24日	10,000	10,000 (10,000)	1.050	無担保	平成15年 11月21日
	第21回無担保 普通社債	平成11年 11月24日	10,000	10,000	1.870	無担保	平成18年 11月24日
	第22回無担保 普通社債	平成11年 11月24日	10,000	10,000	2.330	無担保	平成21年 11月24日
	第23回無担保 普通社債	平成12年 11月14日	10,000	10,000	1.500	無担保	平成17年 11月14日
	第24回無担保 普通社債	平成12年 11月14日	10,000	10,000	2.000	無担保	平成19年 11月14日
	普通社債計	—	120,000 (20,000)	100,000 (10,000)	—	—	—
	第4回無担保 転換社債（注）2	平成6年 8月10日	9,105	9,105 (9,105)	0.900	無担保	平成15年 9月30日
	第5回無担保 転換社債（注）2	平成6年 8月10日	17,118	17,118	1.100	無担保	平成18年 9月29日
	第6回無担保 転換社債（注）2	平成8年 7月25日	9,974	9,974 (9,974)	0.650	無担保	平成15年 9月30日
	第7回無担保 転換社債（注）2	平成8年 7月25日	9,609	9,609	0.750	無担保	平成17年 9月30日
	第8回無担保 転換社債（注）2	平成8年 7月25日	7,521	7,520	0.900	無担保	平成20年 9月30日
	第9回無担保 転換社債（注）2	平成8年 7月25日	7,039	7,039	1.000	無担保	平成23年 9月30日
	転換社債計	—	60,366	60,365 (19,079)	—	—	—
合計	—	—	180,366 (20,000)	160,365 (29,079)	—	—	—

（注）1　当期末残高欄の（内書）は、1年内償還予定の金額である。

2　転換社債の転換条件等は次のとおりである。

銘柄	転換の条件	転換により発行すべき株式の内容	転換を請求できる期間
第４回	転換価額459円につき普通株式１株の割合をもって転換	普通株式	自　平成６年９月１日 至　平成15年９月29日
第５回	転換価額459円につき普通株式１株の割合をもって転換	普通株式	自　平成６年９月１日 至　平成18年９月28日
第６回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成15年９月29日
第７回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成17年９月29日
第８回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成20年９月29日
第９回	転換価額598円につき普通株式１株の割合をもって転換	普通株式	自　平成８年９月２日 至　平成23年９月29日

3　連結決算日後５年内における１年ごとの償還予定額は次のとおりである。

１年以内（百万円）	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
29,079	20,000	29,609	27,118	20,000

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	206,146	150,932	1.374	―
１年以内に返済予定の長期借入金	16,966	21,236	1.696	―
長期借入金（１年以内に返済予定のものを除く）	87,803	95,650	1.657	平成47年９月
合計	310,916	267,819	―	―

（注）1　「返済期限」は最終返済期限を記載している。
2　「平均利率」については、借入金等の期末残高に対する加重平均利率を記載している。
3　長期借入金（１年以内に返済予定のものを除く）の連結決算日後５年内における返済予定額は以下のとおりである。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	32,307	14,989	18,478	11,239

(2)　【その他】

平成15年４月１日付で完全子会社となった日本飛行機株式会社は平成15年５月、過年度の防衛庁との取引に関し、過大請求の事実が判明したため、同庁に対し補正の申し出を行った。なお、補正額については現在調査中であり、未定である。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度(平成14年3月31日現在) 金額(百万円)		構成比(%)	当事業年度(平成15年3月31日現在) 金額(百万円)		構成比(%)
(資産の部)							
Ⅰ 流動資産							
1 現金預金			64,231			33,698	
2 受取手形	注6,10		5,568			2,735	
3 売掛金	注6		330,683			268,387	
4 原材料及び貯蔵品			30,157			23,277	
5 仕掛品			—			211,545	
6 半成工事			243,405			—	
7 前渡金			14,404			5,513	
8 前払費用			232			235	
9 繰延税金資産			9,698			7,914	
10 その他							
(1) 短期貸付金	注6	17,667			31,047		
(2) 未収入金		7,888			9,164		
(3) 未収収益		78			40		
(4) その他	注9	1,245	26,880		1,866	42,118	
貸倒引当金			△2,466			△1,914	
流動資産合計			722,796	71.0		593,512	69.6
Ⅱ 固定資産							
1 有形固定資産	注2						
(1) 建物	注1	43,997			41,113		
(2) 構築物		11,925			7,810		
(3) ドック船台		2,168			—		
(4) 機械装置	注3	38,640			29,924		
(5) 船舶		33			36		
(6) 航空機		243			654		
(7) 車両運搬具		742			972		
(8) 工具器具備品	注3	13,716			12,202		
(9) 土地	注1	42,654			39,173		
(10) 建設仮勘定		3,126	157,248		3,406	135,294	
2 無形固定資産							
(1) ソフトウェア		3,741			3,679		
(2) 製造実施権		862			614		
(3) その他		897	5,501		1,732	6,026	

区分	注記番号	前事業年度（平成14年３月31日現在） 金額（百万円）		構成比（%）	当事業年度（平成15年３月31日現在） 金額（百万円）		構成比（%）
3　投資その他の資産							
(1) 投資有価証券		63,999			34,841		
(2) 関係会社株式		51,506			66,389		
(3) 関係会社出資金		5,767			3,021		
(4) 長期貸付金		2,790			2,128		
(5) 従業員長期貸付金		929			674		
(6) 関係会社長期貸付金		―			360		
(7) 更生債権等		2,848			2,186		
(8) 繰延税金資産		―			3,923		
(9) その他		8,452			8,645		
貸倒引当金		△4,568	131,726		△4,313	117,857	
固定資産合計			294,475	28.9		259,178	30.3
資産合計			1,017,272	100.0		852,690	100.0

区分	注記番号	前事業年度 (平成14年３月31日現在) 金額(百万円)		構成比(%)	当事業年度 (平成15年３月31日現在) 金額(百万円)		構成比(%)
(負債の部)							
Ⅰ　流動負債							
1　支払手形	注6,10		68,527			31,759	
2　買掛金	注6		220,350			202,075	
3　短期借入金			124,275			72,086	
4　1年内に返済予定の長期借入金	注1		9,624			15,224	
5　未払金	注7		7,633			9,185	
6　未払費用			14,824			16,448	
7　未払法人税等			72			3,340	
8　前受金			106,916			77,934	
9　預り金			2,270			3,147	
10　前受収益			17			15	
11　賞与引当金			12,677			11,408	
12　保証工事引当金			514			481	
13　事業構造改善費用引当金			—			2,259	
14　その他							
(1)　1年内に償還予定の社債		20,000			10,000		
(2)　1年内に償還予定の転換社債		—			19,079		
(3)　設備支払手形	注10	1,563			799		
(4)　その他		5,239	26,803		2,315	32,194	
流動負債合計			594,508	58.4		477,560	56.0
Ⅱ　固定負債							
1　社債			100,000			90,000	
2　転換社債			60,366			41,286	
3　長期借入金	注1		62,571			73,155	
4　長期未払金			1,505			1,136	
5　繰延税金負債			1,716			—	
6　退職給付引当金			52,976			21,859	
7　役員退職慰労引当金			306			308	
8　その他			1,113			889	
固定負債合計			280,554	27.5		228,635	26.8
負債合計			875,063	86.0		706,196	82.8

		前事業年度 (平成14年３月31日現在)			当事業年度 (平成15年３月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(資本の部)							
Ⅰ　資本金	注４		81,426	8.0		―	―
Ⅱ　資本準備金			24,682	2.4		―	―
Ⅲ　利益準備金			15.997	1.5		―	―
Ⅳ　その他の剰余金							
1　任意積立金							
(1) 特別償却積立金		724			―		
(2) 海外投資等損失準備金		6			―		
(3) 固定資産圧縮積立金		2,384	3,115		―	―	
2　当期未処分利益			11,300			―	
その他の剰余金合計			14,415	1.4		―	―
Ⅴ　その他有価証券評価差額金			5,689	0.5		―	―
Ⅵ　自己株式			△3	△0.0		―	―
資本合計			142,208	13.9		―	―
負債・資本合計			1,017,272	100.0		―	―
Ⅰ　資本金			―	―		81,427	9.5
Ⅱ　資本剰余金							
1　資本準備金			―			24,682	
資本剰余金合計			―	―		24,682	2.8
Ⅲ　利益剰余金							
1　利益準備金			―			15,997	
2　任意積立金							
(1) 特別償却積立金		―			627		
(2) 海外投資等損失準備金		―			2		
(3) 固定資産圧縮積立金		―			3,451		
(4) 固定資産圧縮特別勘定積立金		―	―		1,975	6,057	
3　当期未処分利益			―			14,415	
利益剰余金合計			―	―		36,471	4.2
Ⅳ　その他有価証券評価差額金			―	―		3,939	0.4
Ⅴ　自己株式			―	―		△25	0.0
資本合計			―	―		146,494	17.1
負債・資本合計			―	―		852,690	100.0

② 【損益計算書】

区分	注記番号	前事業年度 (自 平成13年4月1日 至 平成14年3月31日) 金額(百万円)		百分比(%)	当事業年度 (自 平成14年4月1日 至 平成15年3月31日) 金額(百万円)		百分比(%)
Ⅰ 売上高	注1		914,616	100.0		894,715	100.0
Ⅱ 売上原価			821,226	89.7		814,947	91.0
売上総利益			93,389	10.2		79,768	8.9
Ⅲ 販売費及び一般管理費							
1 給料手当		15,486			15,775		
2 福利厚生費		6,865			5,929		
3 減価償却費		911			729		
4 旅費交通費		2,765			2,694		
5 貸倒引当金繰入額		353			—		
6 研究開発費	注2	15,619			13,772		
7 共通部門費受入額		11,940			10,866		
8 その他		14,189	68,131	7.4	13,664	63,432	7.0
営業利益			25,258	2.7		16,335	1.8
Ⅳ 営業外収益							
1 受取利息	注1	1,115			840		
2 受取配当金	注1	2,507			4,597		
3 その他		736	4,358	0.4	1,091	6,529	0.7
Ⅴ 営業外費用							
1 支払利息		2,718			2,402		
2 社債利息		2,994			2,705		
3 為替差損		4,946			2,495		
4 たな卸資産処分損		2,006			—		
5 その他		4,929	17,595	1.9	7,823	15,427	1.7
経常利益			12,021	1.3		7,437	0.8
Ⅵ 特別利益							
1 固定資産売却益	注3	6,542			3,530		
2 子会社株式売却益	注4	—			486		
3 退職給付信託設定益	注5	—	6,542	0.7	1,902	5,919	0.6
Ⅶ 特別損失							
1 不動産開発事業関連損失		—			923		
2 事業構造改善費用	注6	—			3,181		
3 投資有価証券評価損失	注7	3,903			—		
4 関係会社投融資等評価損失	注8	1,082	4,985	0.5	—	4,105	0.4
税引前当期純利益			13,578	1.4		9,251	1.0
法人税、住民税及び事業税		666			6,763		
法人税等調整額		5,048	5,715	0.6	△3,569	3,193	0.3
当期純利益			7,863	0.8		6,057	0.6
前期繰越利益			3,437			8,357	
当期未処分利益			11,300			14,415	

売上原価明細書

		前事業年度 （自　平成13年４月１日 至　平成14年３月31日）		当事業年度 （自　平成14年４月１日 至　平成15年３月31日）	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
1　直接材料費		421,893	51.3	428,375	52.5
2　直接経費		158,552	19.3	171,965	21.1
3　用役費		53,675	6.5	45,485	5.5
4　加工費		158,880	19.3	145,219	17.8
5　原価差額		2,642	0.3	1,467	0.1
6　保証工事引当金繰入額		295	0.0	225	0.0
7　販売直接費		25,286	3.0	22,209	2.7
売上原価合計		821,226	100.0	814,947	100.0

（注）　原価計算の方法

当社の採用している原価計算は、主として個別原価計算の方法によっているが、二輪車など一部の製品については総合原価計算を採用している。

原価は原則として実際額で計算しているが、直接材料費の一部・用役費・加工費（直接労務費及び間接費）などは予定率をもって計算している。この予定額と実際額との差額は税法の規定に基づき処理している。

また、加工費に占める直接労務費の割合は、前事業年度約27％、当事業年度約25％である。

③ 【利益処分計算書】

		前事業年度		当事業年度	
		株主総会承認日 (平成14年6月27日)		株主総会承認日 (平成15年6月27日)	
区分	注記番号	金額(百万円)		金額(百万円)	
Ⅰ 当期未処分利益			11,300		14,415
Ⅱ 任意積立金戻入額					
1 特別償却積立金戻入額		175		276	
2 固定資産圧縮積立金戻入額		23		91	
3 海外投資等損失準備金戻入額		3		0	
4 固定資産圧縮特別勘定積立金戻入額		—	202	1,239	1,607
計			11,502		16,023
Ⅲ 利益処分額					
1 配当金		—		2,780	
2 役員賞与金		—		30	
(うち監査役賞与金)		(—)		(—)	
3 任意積立金					
(1) 特別償却積立金		78		143	
(2) 海外投資等損失準備金		—		0	
(3) 固定資産圧縮積立金		1,090		1,332	
(4) 固定資産圧縮特別勘定積立金		1,975	3,145	1,629	5,916
Ⅳ 次期繰越利益			8,357		10,107

重要な会計方針

	前事業年度 (自　平成13年４月１日 至　平成14年３月31日)	当事業年度 (自　平成14年４月１日 至　平成15年３月31日)
1　有価証券の評価基準及び評価方法	(1) 子会社及び関連会社株式 移動平均法による原価法により評価している。 (2) その他有価証券 ・時価のあるもの 決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定）により評価している。 ・時価のないもの 移動平均法による原価法により評価している。 なお、売買目的有価証券ならびに満期保有目的の債券については保有していない。	同左
2　たな卸資産の評価基準及び評価方法	個別法及び移動平均法による原価法により評価している。	同左
3　デリバティブ取引により生じる正味の債権債務の評価基準および評価方法	時価法により評価している。	同左
4　固定資産の減価償却の方法	(1) 有形固定資産 定率法により償却している。 ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。 (2) 無形固定資産 定額法により償却している。 なお、ソフトウェア（自社利用分）については、社内における利用可能期間（５年）に基づく定額法により償却している。	同左
5　引当金の計上基準	(1) 貸倒引当金 債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。 (2) 賞与引当金 当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。	同左 同左

	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
	(3) 保証工事引当金 船舶等の保証工事費用の支出に備え、過去の実績を基礎に将来の保証見込額に基づき計上している。	(3) 保証工事引当金 保証工事費用の支出に備え、過去の実績または個別の見積りに基づき計上している。
	―――	(4) 事業構造改善費用引当金 当事業年度から実施している鉄構事業の生産拠点集約により翌事業年度以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。
	(5) 退職給付引当金 従業員の退職給付に備え、当期末の退職給付債務の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異（122,048百万円）は、10年による按分額を費用処理している。	(5) 退職給付引当金 従業員の退職給付に備え、当事業年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当事業年度末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。 また、数理計算上の差異は、10年による定額法により翌事業年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。
	(6) 役員退職慰労引当金 役員の退職慰労金支給に備え、社内規定に基づく50%相当額を計上している。	同左
6　収益の計上基準	長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。 なお、引渡受注工事の売上金額が決定せず及び（又は）売上原価の集計が完了していない工事についてはいずれも見積り計上を行っている。	同左
7　外貨建の資産及び負債の本邦通貨への換算基準	改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））によっている。	同左
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。	同左

<table>
<tr><th></th><th>前事業年度
(自　平成13年４月１日
至　平成14年３月31日)</th><th>当事業年度
(自　平成14年４月１日
至　平成15年３月31日)</th></tr>
<tr><td>9　ヘッジ会計の方針</td><td>(1) ヘッジ会計の方法
繰延ヘッジ処理を採用している。
(2) ヘッジ手段とヘッジ対象
<table><tr><th>ヘッジ手段</th><th>ヘッジ対象</th></tr><tr><td>為替予約、
通貨スワップ</td><td>外貨建金銭債権・債務等（予定取引を含む）</td></tr><tr><td>金利スワップ、
金利オプション</td><td>借入金</td></tr></table>(3) ヘッジ方針
社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。
(4) ヘッジ有効性の評価
金融商品会計に関する実務指針に基づき評価している。</td><td>同左</td></tr>
<tr><td>10　その他財務諸表作成のための基本となる重要な事項</td><td>(1) 消費税等の会計処理
消費税及び地方消費税の会計処理は、税抜方式によっている。
―――</td><td>同左

(2) 自己株式及び法定準備金の取崩等に関する会計基準
当事業年度から「自己株式及び法定準備金の取崩等に関する会計基準」（企業会計基準第１号）を適用している。
この変更による当事業年度の損益に与える影響はない。
なお、財務諸表等規則の改正により、当事業年度における貸借対照表の資本の部については、改正後の財務諸表等規則により作成している。
(3) １株当たり当期純利益に関する会計基準等
当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。
なお、これによる影響については、「１株当たり情報に関する注記」に記載している。</td></tr>
</table>

表示方法の変更

前事業年度 (自　平成13年４月１日 至　平成14年３月31日)	当事業年度 (自　平成14年４月１日 至　平成15年３月31日)
――――	(貸借対照表関係) 従来、流動資産の部において記載している「半成工事」については、当事業年度より造船業財務諸表準則を適用しなくなったため、「仕掛品」として記載している。
(損益計算書関係) (1) 営業外収益の「有価証券売却益」については、営業外収益の総額の百分の十以下となったため、「その他」に含めて表示している。 なお、営業外収益の「その他」に含まれる「有価証券売却益」の金額は118百万円である。 (2) 営業外費用の「固定資産廃却損」については、営業外費用の総額の百分の十以下となったため、「その他」に含めて表示している。 なお、営業外費用の「その他」に含まれる「固定資産廃却損」の金額は1,748百万円である。	(損益計算書関係) 営業外費用の「たな卸資産処分損」については、営業外費用の総額の百分の十以下となったため、「その他」に含めて表示している。 なお、営業外費用の「その他」に含まれる「たな卸資産処分損」の金額は1,155百万円である。

注記事項

(貸借対照表関係)

前事業年度 (平成14年3月31日現在)	当事業年度 (平成15年3月31日現在)
1　担保について 下記の資産については借入金1,047百万円の担保に供されている。 (1) 有形固定資産のうち建物　168百万円 (2) 有形固定資産のうち土地　1,807百万円	1　担保について 下記の資産については借入金8,928百万円の担保に供されている。 (1) 有形固定資産のうち建物　154百万円 (2) 有形固定資産のうち土地　527百万円 (3) 投資有価証券　30百万円
2　有形固定資産に対する減価償却累計額は、444,136百万円である。	2　有形固定資産に対する減価償却累計額は、357,321百万円である。
3　有形固定資産に係る国庫補助金等の受入れによる圧縮記帳累計額は、次のとおりである。 機械装置　2,340百万円 工具器具備品　34百万円	――
4　株式の状況 会社が発行する株式総数は3,360,000,000株、発行済株式総数は1,390,595,964株である。	4　株式の状況 会社が発行する株式総数は普通株式3,360,000,000株、発行済株式総数は普通株式1,390,597,636株である。
――	5　自己株式 当社が保有する自己株式の数は、普通株式233千株である。
6　保証債務 (1) 銀行借入金等 (財)日本航空機エンジン協会　3,478百万円 P.T. Indocement Tunggal Prakarsa　1,599 その他3社　1,042 計　6,120 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　18,251百万円 (株)川重ガスタービン研究所　10,464 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　5,079 民間航空機(株)　3,276 川重商事(株)　2,248 その他6社　3,933 計　43,254 (3) 従業員住宅資金の銀行借入金　5,886百万円 (4) 合計　55,261百万円 (うち外貨によるものは180,118千米ドルほか29,116百万円である)	6　保証債務 (1) 銀行借入金等 (財)日本航空機エンジン協会　3,535百万円 (株)ギャラクシーエクスプレス　1,603 P.T. Indocement Tunggal Prakarsa　1,456 その他2社　389 計　6,985 (2) 関係会社銀行借入金等 南通中遠川崎船舶工程有限公司　13,874百万円 (株)川崎造船　12,030 (株)カワサキプレシジョンマシナリ　6,233 (株)川重ガスタービン研究所　9,267 Kawasaki Motors Europe N.V.　5,551 Kawasaki Motors Enterprise (Thailand)Co., Ltd.　3,467 その他9社　5,276 計　55,701 (3) 従業員住宅資金の銀行借入金　4,810百万円 (4) 合計　67,497百万円 (うち外貨によるものは238,386千米ドルほか38,374百万円である)
7　関係会社に係る注記 受取手形及び売掛金　141,363百万円 短期貸付金　15,464百万円 その他の資産合計　12,450百万円 支払手形及び買掛金　58,822百万円 その他の負債合計　13,938百万円	7　関係会社に係る注記 受取手形及び売掛金　129,646百万円 短期貸付金　28,884百万円 その他の資産合計　4,882百万円 支払手形及び買掛金　56,024百万円 その他の負債合計　20,513百万円

前事業年度 (平成14年３月31日現在)	当事業年度 (平成15年３月31日現在)
8　未払消費税等は「未払金」に含めて表示している。	8　同左
9　配当制限 (1) 平成６年８月10日発行の第４回無担保転換社債、第５回無担保転換社債については、当該転換社債の管理委託契約により次のとおり配当の制限を受けている。 当社は、本社債の未償還残高が存する限り、本社債の払込期日の属する決算期以降の配当（中間配当を含む）累計額が、監査済の損益計算書（財務諸表等規則による）に示される経常損益から法人税及び住民税を控除した額の累計額に100億円を加えた額を超えることとなるような配当（中間配当を含む）を行わない。この場合、平成７年４月１日以降の中間配当は各直前決算期の配当とみなす。但し、株式分割についてはこの限りではない。 ――――	9　配当制限 同左 (2) 商法旧第290条第１項第６号の規定により、配当に充当することが制限されている金額は3,939百万円である。
10　―――― （追加情報） 前期まで流動資産に掲記していた自己株式は、財務諸表等規則の改正により当期より資本に対する控除項目として資本の部の末尾に表示している。	――――
11　期末日満期手形の会計処理については、手形交換日をもって決済処理している。 なお、当会計期間の末日は金融機関の休日であったため、次の期末日満期手形が期末残高に含まれている。 受取手形　5百万円 支払手形　4,583百万円 設備支払手形　176百万円	――――

（損益計算書関係）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
1　関係会社に係る注記 売上高　298,671百万円 受取利息　781百万円 受取配当金　1,782百万円	1　関係会社に係る注記 売上高　303,536百万円 受取利息　169百万円 受取配当金　3,878百万円
2　一般管理費及び当期製造費用に含まれる研究開発費は15,619百万円である。	2　一般管理費及び当期製造費用に含まれる研究開発費は13,772百万円である。
3　固定資産売却益は、旧東京設計事務所の土地売却等によるものである。	3　固定資産売却益は、社宅跡地等の売却によるものである。
――	4　子会社株式売却益は、宇治観光㈱等の株式売却益によるものである。
――	5　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。
――	6　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用であり、事業構造改善費用引当金繰入額2,259百万円を含む。
7　投資有価証券評価損失は、上場有価証券の評価減によるものである。	――
8　関係会社投融資等評価損失は、上海中遠川崎重工鋼結構有限公司等に対する出資金の評価減、貸付金に対する貸倒引当金計上に伴う損失等である。	――

（リース取引関係）

前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額及び期末残高相当額

前事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置	5,986	2,877	3,109
工具器具備品	7,399	3,842	3,557
その他	36	11	25
無形固定資産	288	132	156
合計	13,711	6,863	6,848

当事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	期末残高相当額（百万円）
有形固定資産			
機械装置	7,971	3,381	4,590
工具器具備品	9,019	3,994	5,024
その他	74	26	47
無形固定資産	660	203	457
合計	17,725	7,606	10,119

前事業年度	当事業年度
(2) 未経過リース料期末残高相当額	(2) 未経過リース料期末残高相当額
１年内　2,444百万円	１年内　3,153百万円
１年超　4,571	１年超　7,142
合計　7,016	合計　10,295
(3) 支払リース料、減価償却費相当額及び支払利息相当額	(3) 支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　2,886百万円	支払リース料　3,495百万円
減価償却費相当額　2,694	減価償却費相当額　3,284
支払利息相当額　189	支払利息相当額　227
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっている。	(4) 減価償却費相当額の算定方法 同左
(5) 利息相当額の算定方法 リース料総額とリース物件の取得価額相当額の差額を利息相当額とし、各期への配分方法については、利息法によっている。	(5) 利息相当額の算定方法 同左
２　オペレーティング・リース取引 該当取引なし	２　オペレーティング・リース取引 同左

（有価証券関係）

前事業年度（平成14年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合計	6,470	14,095	7,625

当事業年度（平成15年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

種類	貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
子会社株式	2,167	7,051	4,883
関連会社株式	324	826	502
合計	2,491	7,878	5,386

（税効果会計関係）

<table>
<tr><th>前事業年度
（平成14年３月31日現在）</th><th>当事業年度
（平成15年３月31日現在）</th></tr>
<tr><td>
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
（繰延税金資産）
賞与引当金損金算入限度超過額　3,908百万円
退職給付引当金損金算入限度超過額　1,375
投資有価証券等評価損否認額　2,134
貸倒引当金損金算入限度超過額　2,193
減価償却限度超過額　1,003
繰越欠損金　4,813
繰越外国税額控除　1,296
その他　3,551
繰延税金資産　合計　20,277
（繰延税金負債）
固定資産圧縮積立金　3,913
その他有価証券評価差額金　4,246
工事進行基準に係る損益申告調整額　2,650
その他　1,483
繰延税金負債　合計　12,295
繰延税金資産の純額　7,981

2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率と税効果会計適用後の法人税等の負担率との差異が法定実効税率の百分の五以下であるため、記載していない。

――――
</td><td>
1　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳
（繰延税金資産）
賞与引当金損金算入限度超過額　4,780百万円
退職給付引当金損金算入限度超過額　8,370
投資有価証券等評価損否認額　1,236
貸倒引当金損金算入限度超過額　1,917
減価償却限度超過額　879
繰越外国税額控除　805
その他　4,447
繰延税金資産　合計　22,437
（繰延税金負債）
固定資産圧縮積立金及び固定資産圧縮特別勘定積立金　4,810
その他有価証券評価差額金　2,777
工事進行基準に係る損益申告調整額　1,077
その他　1,934
繰延税金負債　合計　10,599
繰延税金資産の純額　11,837

2　法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率　41.9 %
（調整）
交際費等永久に損金に算入されない項目　6.6
受取配当金等永久に益金に算入されない項目　△16.5
その他　2.4
税効果会計適用後の法人税等の負担率　34.5

3　地方税法等の一部を改正する法律（平成15年法律第９号）が平成15年３月31日に公布されたことに伴い、当事業年度の繰延税金資産及び負債の計算（ただし、平成16年４月１日以降解消が見込まれるものに限る。）に使用した法定実効税率は、前事業年度の41.9%から40.5%へ変更された。その結果、繰延税金資産の金額（繰延税金負債の金額を控除した金額）が54百万円増加し、当連結会計年度に計上された法人税等調整額が77百万円、その他有価証券評価差額金が131百万円、それぞれ増加している。
</td></tr>
</table>

（１株当たり情報）

	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり純資産額	102.26円	105.34円
１株当たり当期純利益	5.65円	4.33円
潜在株式調整後 １株当たり当期純利益	5.41円	4.20円 当事業年度から「１株当たり当期純利益に関する会計基準」（企業会計基準第２号）及び「１株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第４号）を適用している。 なお、これによる１株当たり情報への影響は軽微である。

（注）１　１株当たり情報の計算については、自己株式数を控除して計算している。

２　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下の通りである。

項目	前事業年度 （自　平成13年４月１日 至　平成14年３月31日）	当事業年度 （自　平成14年４月１日 至　平成15年３月31日）
１株当たり当期純利益金額		
当期純利益（百万円）	――	6,057
普通株主に帰属しない金額（百万円）	――	30
（うち利益処分による役員賞与金（百万円））	(――)	(30)
普通株式に係る当期純利益（百万円）	――	6,027
普通株式の期中平均株式数（千株）	――	1,390,477
潜在株式調整後 １株当たり当期純利益金額		
当期純利益調整額（百万円）	――	296
（うち支払利息（税額相当額控除後）（百万円））	(――)	(296)
普通株式増加数（千株）	――	114,224
（うち転換社債（千株））	(――)	(114,224)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	――	――

④ 【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数(株)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	ＪＦＥホールディングス㈱	2,229,352	3,344
		㈱みずほフィナンシャルグループ	3,000	3,000
		川崎汽船㈱	10,923,073	2,850
		東海旅客鉄道㈱	2,500	1,772
		㈱商船三井	4,462,665	1,267
		川鉄商事㈱	11,961,450	1,076
		MOTOSIKAL DAN ENJIN NASIONAL SDN. BHD.	24,700,000	781
		住友信託銀行㈱	2,298,890	735
		富士電機㈱	3,606,012	735
		台湾高速鉄路股份有限公司	21,000,000	724
		その他 265銘柄	46,804,649	13,256
計			127,991,591	29,545

【債券】

銘柄			券面総額(百万円)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	地方債（１銘柄）	0	0
計			0	0

【その他】

種類及び銘柄			投資口数等(口)	貸借対照表計上額(百万円)
投資有価証券	その他有価証券	㈱みずほフィナンシャルグループ優先出資証券	50	5,000
		出資証券（11銘柄）	3,120	295
計			3,170	5,295

（注） 売買目的有価証券及び満期保有目的の債券は保有していない。

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	139,435	6,147	23,340	122,241	81,128	3,555	41,113
構築物	41,350	876	13,527	28,699	20,888	877	7,810
ドック船台	14,061	—	14,061	—	—	65	—
機械装置	233,441	6,616	55,791	184,266	154,341	6,755	29,924
船舶	99	53	76	75	39	20	36
航空機	1,777	555	—	2,333	1,678	144	654
車両運搬具	4,630	799	1,489	3,940	2,967	332	972
工具器具備品	120,808	6,478	18,808	108,479	96,276	5,651	12,202
土地	42,654	83	3,564	39,173	—	—	39,173
建設仮勘定	3,126	22,138	21,857	3,406	—	—	3,406
有形固定資産計	601,384	43,749	152,518	492,615	357,321	17,403	135,294
無形固定資産							
ソフトウェア	—	—	—	5,755	2,075	1,130	3,679
製造実施権	—	—	—	1,656	1,041	306	614
その他	—	—	—	1,998	266	60	1,732
無形固定資産計	—	—	—	9,409	3,383	1,496	6,026
長期前払費用	—	—	—	—	—	—	—
繰延資産							
—	—	—	—	—	—	—	—
繰延資産計	—	—	—	—	—	—	—

（注）1　当期減少額のうち主なものは、会社分割により㈱川崎造船及び㈱カワサキプレシジョンマシナリへ承継した建物21,316百万円、構築物13,168百万円、ドック船台14,059百万円、機械装置 44,828百万円、工具器具備品11,569百万円である。

2　無形固定資産の金額は資産の総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略した。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)		81,426	0	—	81,427
資本金のうち既発行株式	普通株式 (株)	(1,390,595,964)	(1,672)	(—)	(1,390,597,636)
	普通株式 (百万円)	81,426	0	—	81,427
	計 (株)	(1,390,595,964)	(1,672)	(—)	(1,390,597,636)
	計 (百万円)	81,426	0	—	81,427
資本準備金及びその他資本剰余金	(資本準備金)				
	株式払込剰余金 (百万円)	8,105	—	—	8,105
	合併差益 (百万円)	1,503	—	—	1,503
	転換社債転換差金 (百万円)	13,963	0	—	13,964
	再評価積立金の組入 (百万円)	1,110	—	—	1,110
	計 (百万円)	24,682	0	—	24,682
利益準備金及び任意積立金	利益準備金 (百万円)	15,997	—	—	15,997
	任意積立金				
	特別償却積立金 (百万円)	724	78	175	627
	海外投資等損失準備金 (百万円)	6	—	3	2
	固定資産圧縮積立金 (百万円)	2,384	1,090	23	3,451
	固定資産圧縮特別勘定積立金 (百万円)	—	1,975	—	1,975
	小計 (百万円)	3,115	3,145	202	6,057
	計 (百万円)	19,112	3,145	202	22,055

(注) 1 当期末における自己株式数は233,954株である。
2 資本金、普通株式、転換社債転換差金の増加の原因は、転換社債の転換によるものである。
3 任意積立金の増減の原因は、すべて利益処分によるものである。

【引当金明細表】

区分	前期末残高(百万円)	当期増加額(百万円)	当期減少額(目的使用)(百万円)	当期減少額(その他)(百万円)	当期末残高(百万円)
貸倒引当金	7,034	781	1,297	290	6,228
賞与引当金	12,677	11,408	12,677	—	11,408
保証工事引当金	514	481	514	—	481
事業構造改善費用引当金	—	2,259	—	—	2,259
役員退職慰労引当金	306	116	114	—	308

(注) 貸倒引当金の当期減少額欄の「その他」290百万円は、一般貸倒引当金の洗替による減少額255百万円、債権の回収に伴う個別貸倒引当金の取崩額34百万円である。

(2) 【主な資産及び負債の内容】

① 資産の部

a 現金及び預金

摘要	金額(百万円)
現金	59
預金	
当座預金	1,794
普通預金	3,932
通知預金	15,913
定期預金	12,000
計	33,639
合計	33,698

b 受取手形

(ア)相手先別内訳

相手先	金額(百万円)
丸茶㈱	840
ハウス食品㈱	269
大阪ガスエンジニアリング㈱	216
千代田興産㈱	152
日九興産㈱	92
その他	1,164
計	2,735

(イ)期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額(百万円)	289	9	131	1,044	1,023	236	2,735

c　売掛金

(ア)相手先別内訳

相手先	金額(百万円)
Kawasaki Motors Europe N.V.	24,531
Kawasaki Motors Corp., U.S.A.	23,777
防衛庁	20,674
㈱カワサキマシンシステムズ	13,430
Kawasaki Motors Manufacturing Corp., U.S.A.	12,935
その他	173,037
計	268,387

(イ)回収状況ならびに滞留状況

期間	期首残高 (A) (百万円)	期中発生高 (B) (百万円)	期中回収高 (C) (百万円)	期末残高 (D) (百万円)	回収率(%) $\frac{(C)}{(A)+(B)}\times 100$	滞留期間(日) $\frac{(D)\times 12\times 30日}{(B)}$
第180期 (平成14年4月 ～平成15年3月)	330,683	920,445	982.741	268,387	78.54	104

(注)　消費税等の会計処理は税抜方式を採用しているが、上記期中発生高には消費税等が含まれている。

d　原材料及び貯蔵品

品名	金額(百万円)
鋼材	543
非鉄金属・電線	1,837
副資材	449
素型材	1,423
一般部品	14,730
その他	4,292
計	23,277

e　仕掛品

摘要	金額(百万円)
車両部門	15,884
航空宇宙部門	71,430
ガスタービン・機械部門	50,002
プラント・環境・鉄構部門	60,187
汎用機部門	14,040
計	211,545

②　固定資産

a　関係会社株式

銘柄	金額(百万円)
Kawasaki Motors Corp., U.S.A.	15,067
㈱川崎造船	10,451
Kawasaki Motors Manufacturing Corp.,U.S.A.	10,423
㈱カワサキプレシジョンマシナリ	6,160
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	5,137
その他	19,150
計	66,389

③　流動負債

a　支払手形

(ア)振出先別内訳

振出先	金額(百万円)
日商岩井エアロマリン㈱	1,706
伊藤忠アビエーション㈱	1,138
富士通㈱	946
㈱島津製作所	701
光工業㈱	658
その他	26,607
計	31,759

(イ)期日別内訳

期日別	1カ月内	2カ月内	3カ月内	4カ月内	5カ月内	5カ月をこえるもの	計
金額(百万円)	8,276	7,415	6,268	7,276	2,376	146	31,759

b　買掛金

相手先	金額(百万円)
川重ファイナンス㈱	17,860
㈱オールスターファンディング	17,527
住友商事㈱	9,379
川重商事㈱	7,649
大阪動力工業㈱	4,715
その他	144,942
計	202,075

c　短期借入金

借入先	金額(百万円)
㈱みずほコーポレート銀行	15,865
㈱三井住友銀行	13,246
㈱りそな銀行	6,900
㈱東京三菱銀行	6,555
農林中央金庫	3,000
その他29社	26,520
小計	72,086
一年内返済予定の長期借入金	15,224
合計	87,311

d　前受金

摘要		金額(百万円)
プラント・環境・鉄構部門	三井物産㈱ほか	55,311
車両部門	台湾新幹線㈱ほか	13,369
その他の部門	ROLLS ROYCE LTD.ほか	9,253
計		77,934

④　固定負債

a　社債　90,000百万円

内訳は「⑤連結附属明細表　a社債明細表」に記載している。

b　長期借入金

借入先	金額(百万円)
国際協力銀行	12,121
㈱みずほコーポレート銀行	12,000
日本政策投資銀行	7,765
日本生命保険(相)	7,750
住友生命保険(相)	6,940
その他9社	26,579
計	73,155

(注)　上記金額には一年内に返済される予定の金額は含んでいない。

(3) 【その他】

当社は平成14年10月１日をもって、船舶事業部門およびガスタービン・機械事業部門の精機事業を会社分割により、それぞれ「株式会社川崎造船」、「株式会社カワサキプレシジョンマシナリ」として分社独立させた。

なお、分社により当社からそれぞれの会社に承継された資産および負債の金額は以下のとおりである。

①「株式会社川崎造船」

区分	(百万円)
流動資産	59,542
固定資産	26,788
資産計	86,330
流動負債	68,219
固定負債	7,659
負債計	75,878

②「株式会社カワサキプレシジョンマシナリ」

区分	(百万円)
流動資産	17,404
固定資産	6,377
資産計	23,782
流動負債	15,303
固定負債	2,388
負債計	17,691

第６ 【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月
株主名簿閉鎖の期間	基準日制度を採っているため閉鎖しない
基準日	３月31日
株券の種類	１　1,000株券、10,000株券、100,000株券　ただし、1,000株未満の株式については、その株数を表示する株券を発行することができる。 ２　単元未満株式の数を表示した株券は、喪失による再発行または汚損、き損、満欄による代券発行の場合を除き発行しない。
中間配当基準日	９月30日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店
代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店
名義書換手数料	無料
新券交付手数料	１枚につき200円
単元未満株式の買取り	
取扱場所	大阪市中央区北浜２丁目２番21号 中央三井信託銀行株式会社　大阪支店
代理人	東京都港区芝３丁目33番１号 中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　本店および全国各支店 日本証券代行株式会社　本店および全国各支店
買取手数料	株式の売買の委託に係る手数料相当額として別途定める金額
公告掲載新聞名	日本経済新聞（定款紙）および神戸新聞
株主に対する特典	なし

第７　【提出会社の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出している。

(1) 有価証券報告書及びその添付書類	事業年度（第179期）	自 平成13年４月１日 至 平成14年３月31日	平成14年６月27日 関東財務局長に提出。
(2) 臨時報告書	企業内容等の開示に関する内閣府令第19条第２項第９号（代表取締役の異動）の規定に基づく臨時報告書		平成14年４月２日 関東財務局長に提出。
	企業内容等の開示に関する内閣府令第19条第２項第２号（募集によらないで取得される提出会社が発行者である有価証券の発行に対する取締役会の承認）の規定に基づく臨時報告書		平成14年８月27日 関東財務局長に提出。
	企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）及び第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成14年10月１日 関東財務局長に提出。
	企業内容等の開示に関する内閣府令第19条第２項第９号（提出会社の代表取締役の異動）の規定に基づく臨時報告書		平成15年４月１日 関東財務局長に提出。
(3) 訂正報告書	平成13年12月27日関東財務局長に提出の臨時報告書（当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定）に係る訂正報告書（船舶事業部門の分割計画書の承認）		平成14年４月15日 関東財務局長に提出。
	平成13年12月27日関東財務局長に提出の臨時報告書（当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定）に係る訂正報告書（精機事業部門の分割契約書の締結）		平成14年５月27日 関東財務局長に提出。
	平成13年12月27日関東財務局長に提出の臨時報告書（当社船舶事業部門及び精機事業部門の会社分割による分社独立の方針決定）に係る訂正報告書（両事業部門の分社独立の完了）		平成14年10月１日 関東財務局長に提出。
(4) 訂正発行登録書	平成13年10月22日関東財務局長に提出の発行登録書（社債）に係る訂正発行登録書		平成14年４月２日 平成14年４月15日 平成14年５月27日 平成14年６月27日 平成14年８月27日 平成14年10月１日 平成14年12月18日 平成15年４月１日及び 平成15年６月27日 関東財務局長に提出。
(5) 半期報告書	（第180期中）	自 平成14年４月１日 至 平成14年９月30日	平成14年12月18日 関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項なし。

監査報告書

平成14年６月27日

川崎重工業株式会社
　取締役社長　田　崎　雅　元　殿

朝　日　監　査　法　人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成13年４月１日から平成14年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、連結財務諸表について会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、下記事項を除き前連結会計年度と同一の基準に従って継続して適用されており、また、連結財務諸表の表示方法は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号)の定めるところに準拠しているものと認められた。

記

セグメント情報の「１．事業の種類別セグメント情報」の「事業区分の変更」に記載のとおり、従来、会社が採用している管理上の区分をもとに、一般的な業種分類を勘案して分類していたが、当連結会計年度から、会社の各カンパニー及びその主管子会社を事業グループ単位とする分類に変更した。

この変更は、会社がカンパニー制を導入したことを契機に、開示セグメント区分を内部管理上の区分と一致させ、事業の実態を反映したより適切なセグメント情報とするために行ったものであり、正当な理由に基づく変更と認められた。

この変更によるセグメント情報に与える影響は、「１．事業の種類別セグメント情報」の「事業区分の変更」に記載されているとおりである。

よって、当監査法人は、上記の連結財務諸表が川崎重工業株式会社及び連結子会社の平成14年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）　当社(有価証券報告書提出会社)が提出した有価証券報告書に綴り込まれた前連結会計年度の監査報

独立監査人の監査報告書

平成15年６月27日

川崎重工業株式会社
　取締役会　御中

朝日監査法人

代表社員 関与社員	公認会計士	中　谷　紀　之　㊞
代表社員 関与社員	公認会計士	橘　　　和　良　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社及び連結子会社の平成15年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

監 査 報 告 書

平成14年６月27日

川崎重工業株式会社

取締役社長　田　﨑　雅　元　殿

朝 日 監 査 法 人

代表社員 関与社員	公認会計士	中　谷　紀　之	㊞
代表社員 関与社員	公認会計士	橘　　　和　良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成13年４月１日から平成14年３月31日までの第179期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。

この監査に当たって、当監査法人は、一般に公正妥当と認められる監査の基準に準拠し、通常実施すべき監査手続を実施した。

監査の結果、会社の採用する会計処理の原則及び手続は、一般に公正妥当と認められる企業会計の基準に準拠し、かつ、前事業年度と同一の基準に従って継続して適用されており、また、財務諸表の表示方法は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号）の定めるところに準拠しているものと認められた。

よって、当監査法人は、上記の財務諸表が川崎重工業株式会社の平成14年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績を適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、当社（有価証券報告書提出会社）が提出した有価証券報告書に綴り込まれた前事業年度の監査報告書に記載された事項を電子化したものである。

独立監査人の監査報告書

平成15年６月27日

川崎重工業株式会社
　取締役会　御中

朝日監査法人

代表社員 関与社員	公認会計士	中	谷	紀	之	㊞
代表社員 関与社員	公認会計士	橘		和	良	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの第180期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、川崎重工業株式会社の平成15年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は有価証券報告書提出会社が別途保管している。

EXHIBIT 2

(Brief description)

Annual Securities Report dated June 27, 2003

Annual Securities Report for the period from April 1st, 2002 to March 31st, 2003, describing the Corporation's capital, management, business, financial statements for the year and other matters concerning the Corporation.

[Contents]

EXHIBIT 3

平成15年６月４日

株　主　各　位

神戸市中央区東川崎町３丁目１番１号
（本社事務所）
神戸市中央区東川崎町１丁目１番３号
川崎重工業株式会社
取締役社長　田　﨑　雅　元

第180期定時株主総会招集ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、当社第180期定時株主総会を下記のとおり開催いたしますので、ご出席くださいますようご通知申しあげます。

なお、当日ご出席願えない場合は、お手数ながら後記の「議決権の行使についての参考書類」をご検討くださいまして、同封の議決権行使書用紙に賛否をご表示、ご押印のうえ、折り返しご送付いただくか、議決権行使書用紙に記載しております議決権行使コードとパスワードによりインターネットウェブサイト（http://www.web54.net）にアクセスし、画面の案内にしたがって議決権を行使いただきますようお願い申しあげます。

敬　具

記

1.　日　時　平成15年６月27日（金曜日）午前10時
（開場午前９時）

2.　場　所　神戸市中央区東川崎町１丁目５番７号
神戸情報文化ビル４階　神戸新聞松方ホール
［末尾記載の「会場ご案内図」をご参照ください。］

3.　会議の目的事項

報告事項　第180期（平成14年4月1日から 平成15年3月31日まで）営業報告書、貸借対照表および損益計算書報告の件

第1号議案　第180期利益処分案承認の件

第2号議案　利益準備金減少の件
（議案の要領は、後記の「議決権の行使についての参考書類」26ページに記載のとおりであります。）

第3号議案　定款一部変更の件
（議案の要領は、後記の「議決権の行使についての参考書類」27ページから28ページに記載のとおりであります。）

第4号議案　取締役11名選任の件

第5号議案　監査役1名選任の件

第6号議案　退任取締役に退職慰労金贈呈の件

以　上

当日ご出席の場合は、お手数ながら同封の議決権行使書用紙を会場受付にご提出くださいますようお願い申しあげます。

なお、インターネットにより議決権を行使される場合は、後記35ページに記載の「インターネットによる議決権行使について」をお読みいただきますようお願い申しあげます。

添付書類(1)

営　業　報　告　書

(平成14年４月１日から
平成15年３月31日まで)

Ⅰ．営業の概況

1.　営業の経過および成果

(1)　全般の概況

当期におけるわが国経済は、公共投資の抑制が続く中、不良債権処理問題の長期化など景気回復へ向けた足取りの重さや、失業率の高止まりと所得の伸び悩みによる個人消費の低迷などにより民間設備投資も回復せず、極めて低調に推移しました。

このような経営環境の下、当社は積極的に営業活動を展開した結果、受注高は車両部門、プラント・環境・鉄構部門などが増加したため、10月に船舶部門およびガスタービン・機械部門の精機事業を分社したものの、9,153億円と前期を約11%上回りました。

売上高につきましては、車両部門、汎用機部門で増加しましたが、分社の影響などにより8,947億円と前期を約２%下回りました。

利益面につきましても、安定的な収益基盤確立に向けた諸施策を推進しましたが、分社の影響により経常利益は74億円と前期を約38%下回りました。当期利益は、固定資産の売却益など59億円を特別利益に、鉄構事業の工場集約に係る事業構造改善費用など41億円を特別損失に計上した結果、60億円となりました。

(2)　部門別の状況

船舶部門は、平成14年10月１日付けで株式会社川崎造船として分社したことにより、受注高・売上高ともに上半期のみの計上となっています。

受注高は、世界的な需給ギャップを背景に、新造船マーケットにおいて激しい受注競争が続く中、LNG船３隻、LPG船１隻、ばら積み貨物船２隻、計６隻を受注し、727億円となりました。

売上高は、LPG船、ばら積み貨物船などを計上し、476億円となりました。

車両部門では、JR各社から新幹線電車、特急電車、通勤・近郊電車、機関車を、各私鉄・公営鉄道から電車などを受注し、海外からは台湾向け新幹線軌道工事や次世代ニューヨーク地下鉄電車の大口受注がありました。また、建設機械の受注も前期より増加しました。これにより、受注高は1,375億円と前期を大幅に上回りました。

売上高は、ニューヨーク地下鉄電車などの納入は減少しましたが、JR向けの新幹線電車、特急電車および各私鉄・公営鉄道向けの電車の納入がともに増加し、建設機械の売上も増加しましたので、1,038億円と前期をかなり上回りました。

航空宇宙部門では、防衛庁から一昨年に開発主担当企業の指名を受けた次期固定翼哨戒機・次期輸送機の開発プロジェクトを受注したほか、CH－47大型輸送ヘリコプタ、OH－1観測ヘリコプタ、対戦車ミサイルなどを受注しました。また、民需製品では、ボーイング社向けB777・B767旅客機分担製造品、ブラジルエンブラエル社向けリージョナルジェット機「エンブラエル170」分担製造品などを受注しました。米国同時多発テロの影響によりボーイング社向け旅客機分担製造品は減少しましたが、防衛庁向けの受注が増加しましたので、受注高は1,614億円と前期を若干上回りました。
売上高は、防衛庁向けは次期固定翼哨戒機・次期輸送機の開発作業開始により増加しましたが、民需製品においてはボーイング社向け旅客機分担製造品の納入が減少したため、1,532億円と前期をわずかに下回りました。

ガスタービン・機械部門では、防衛庁向けのヘリコプタ用エンジン、ディーゼル主機関を受注し、内外の顧客向けに中小型ガスタービン発電設備、舶用蒸気タービン主機関のほか、V2500・トレント等の民需航空機用エンジン分担製造品を受注しましたが、平成14年10月1日付けで株式会社カワサキプレシジョンマシナリとして分社した精機事業が上半期のみの計上となったことなどにより、受注高は1,251億円と前期をかなり下回りました。
売上高は、舶用蒸気タービン主機関の納入は増加しましたが、民需航空機用エンジン分担製造品の納入が減少したほか、精機事業の分社の影響もあり、1,519億円と前期をわずかに下回りました。

プラント・環境・鉄構部門では、国内において都市ごみ焼却設備の大口受注があったほか、リサイクルプラザ設備、高速道路高架橋、風力発電設備、LPGタンクなどを、海外においてはイラン向けアンモニア・肥料プラント、バンコク新空港向け旅客手荷物処理設備、トルクメニスタン向けセメントプラントなどを受注し、受注高は1,937億円となり、大口案件が少なかった前期を大幅に上回りました。
売上高は、国内向けに都市ごみ焼却設備、RDF製造・発電設備など、海外向けにコンバインドサイクル発電設備など各種プラントの納入があり、2,133億円と前期をわずかに上回りました。

汎用機部門では、米国・欧州向けの二輪車、四輪バギー車、多用途四輪車の販売が増加し、産業用ロボットおよび汎用ガソリンエンジンの販売も前期並みに推移したため、売上高は2,247億円と前期をかなり上回りました。

(当期の部門別受注高・売上高・受注残高)

部門	受注高		売上高		受注残高	
	金額	対前期比増減	金額	対前期比増減	金額	対前期比増減
	億円	%	億円	%	億円	%
船舶部門	727	—	476	—	—	—
車両部門	1,375	92.5	1,038	12.1	2,253	15.5
航空宇宙部門	1,614	8.2	1,532	△ 3.4	2,080	6.6
ガスタービン・機械部門	1,251	—	1,519	—	1,642	—
プラント・環境・鉄構部門	1,937	30.1	2,133	2.0	3,291	△ 7.9
汎用機部門	2,247	11.2	2,247	11.2	—	—
合計	9,153	10.9	8,947	△ 2.1	9,266	△19.7
(うち輸出)	(4,614)	(24.0)	(4,023)	(△ 0.9)	(4,025)	(△20.0)

(注) 1. 船舶部門については、受注高、売上高は上半期(分社前)の実績のみを表示し、受注残高は全て株式会社川崎造船に引き継ぎましたので表示しておりません。また、対前期比増減は表示しておりません。
2. ガスタービン・機械部門については、受注高、売上高に下半期(分社後)の精機事業の実績を含んでおらず、受注残高から精機事業を除いております。また、対前期比増減は表示しておりません。
3. 汎用機部門については、売上高をもって受注高とし、受注残高を表示しておりません。

(3) 設備投資の状況

当期は、新機種・新製品対応のための設備や生産合理化・省力化のための設備を中心に、総額240億円の設備投資を実施しました。

なお、当期中に完工・取得した主な設備、および当期末現在において工事中の主な設備は、以下のとおりであります。

①当期中に完工・取得した主な設備
- 航空機新機種生産設備 (航空宇宙部門)

②当期末現在において工事中の主な設備
- 車両生産工場の合理化 (車両部門)
- 航空機生産・開発設備、整備用設備 (航空宇宙部門)
- 二輪車新機種開発設備 (汎用機部門)

(4) 資金調達の状況

当期は、長期借入金260億円などの調達を行ない、社債の償還、長期借入金の約定弁済、設備資金、運転資金等に充当しました。

2. 会社が対処すべき課題

わが国経済は、民間設備投資の回復は見込めず、さらに財政支出の抑制による公共投資の減少もあいまって、当面厳しい状況が続くものと思われます。また、これまで牽引役であった輸出も、欧米経済そのものが減速傾向にあるうえ、米国財政・経常赤字の拡大もあって、輸出に期待することも難しい状況にあります。

こうした経営環境の中にあっても、安定的な収益基盤を確立し、持続的成長を果たすことによって企業価値を高めていくために、引き続き事業の構造改革や収益力強化のための諸施策を着実に推進してまいります。

平成15年度につきましては、コストダウンや品質の向上をはじめとする不断の製品競争力の強化、質主量従型経営の方針の下での技術やブランドで差別化された製品・サービスの提供に加えて、ビジネスモデルの見直しに取り組むことによって収益力を強化するとともに、事業構造の改革についても継続的に取り組み、安定的な収益を上げ得る経営基盤の確立を目指しております。

また、事業の選択と集中につきましても、今後の成長が期待される航空宇宙部門、汎用機部門、車両部門、ガスタービン・機械部門の中核・育成事業を中心に経営資源を重点投入し、収益の柱として事業を強化してまいります。

この一環として、航空宇宙部門では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制を充実させ、さらに中長期的視点に立った航空機生産工場の整備を進めるとともに、本年４月に日本飛行機株式会社を株式交換により当社の完全子会社とし、グループ全体としての開発・生産・整備体制を効率化してまいります。

汎用機部門では、商品競争力を高めるため開発体制を強化し、積極的に新機種を投入するとともに、スズキ株式会社との提携を深化させ、二輪車の相互ＯＥＭ供給や、部品の共通化・共同購入などに加え、共同開発を推進し、収益力の一層の向上を図ってまいります。

車両部門では、海外を中心に需要が拡大しており、米国に鉄道車両の一貫製造工場を建設するなど、海外展開を強化しております。また、国内では、台車事業や、部品・メンテナンス等の周辺事業を強化し、収益力の向上を図ってまいります。

ガスタービン・機械部門では、電力の自由化等に伴う分散型発電の需要拡大を背景にして、２万kW クラスまでのラインアップを完成し、自社開発の強みを活かしながら、サービス・メンテナンスまでも視野に入れた事業展開を強化しております。また、国内市場に続き、海外市場についても積極的に展開してまいります。

一方、船舶部門およびガスタービン・機械部門の精機事業については、事業運営のフレキシビリティーを一層高め、効率的な事業運営を行なうため、昨年10月をもって株式会社川崎造船、株式会社カワサキプレシジョンマシナリとして分社しました。これにより、確固たる自立体制の下で競争力の向上を図り、川崎重工グループ全体としての収益力を一層高めてまいります。

また、車両部門の破砕機事業については、本年４月に株式会社神戸製鋼所と営業・設計部門を統合した合弁会社を設立し、受注量の拡大を図るとともに、経営の効率化に向けて

製造部門を含めた将来の事業統合についても協議を進めております。

さらに、民間設備投資の低迷、公共投資の削減等により、依然として厳しい事業環境に直面しているプラント・環境・鉄構部門については、人員のスリム化や諸経費の圧縮による固定費の削減等、損益分岐点の一層の引き下げに取り組んでおります。その一環として、野田工場を本年９月末をもって閉鎖して、鉄構事業を播磨工場に集約するなど、市場規模の縮小に対応した生産体制の見直しも行なっております。

当社は、このように事業環境の変化に適応させるべく、中期経営計画に沿った諸施策を着実に実行することによって持続的成長を遂げ、企業価値の増大を図っていく所存でありますので、株主の皆様におかれましては、当社のこうした方針に深いご理解をいただきまして、今後とも一層のご支援とご協力を賜わりますようお願い申しあげます。

３．業績および財産の状況の推移

区　　分	第177期	第178期	第179期	第180期(当期)
受注高(億円)	8,653	10,546	8,250	9,153
売上高(億円)	9,447	8,508	9,146	8,947
経常利益(億円)	△220	△38	120	74
当期利益(億円)	△164	△126	78	60
１株当たり当期利益	△11円85銭	△9円10銭	5円65銭	4円33銭
総資産(億円)	9,843	10,103	10,172	8,526
純資産(億円)	1,413	1,415	1,422	1,464

第177期につきましては、為替の影響に加えて、売上高の減少、プラントの工事採算の悪化などのため、220億円の経常損失を計上し、当期損益は有価証券の評価損失等39億円を特別損失として計上したため、164億円の損失となりました。

第178期につきましては、経営全般にわたる収益改善策の推進や為替レート好転の影響があったものの、売上高が低水準にとどまり38億円の経常損失を計上しました。また、当期損益は投資有価証券等売却益37億円を特別利益に、有価証券・債権等の評価損失等205億円を特別損失に計上したことにより、126億円の損失となりました。

第179期につきましては、プラント・環境・鉄構部門、航空宇宙部門を中心に売上高が増加したことに加え為替レートの好転もあり、経常利益は120億円となり、当期損益も固定資産売却益65億円を特別利益に、投資有価証券の評価損失など49億円を特別損失に計上した結果、78億円の利益となりました。

第180期につきましては、前記の「営業の経過および成果」に記載のとおりであります。

Ⅱ. 会社の現況（平成15年３月31日現在）

1. 株式の状況

(1) 当社が発行する株式の総数　3,360,000,000株

(2) 発行済株式総数　1,390,597,636株

（注）1. 当期中に、転換社債の株式への転換があったため、前期末比1,672株増加しております。

2. 平成15年４月１日付けで日本飛行機株式会社との間で簡易株式交換を実施したことに伴い、同日付けで新たに52,796,536株を発行しました。

(3) 株主数　129,656名

(4) 大株主

株主名	当社への出資状況		当社の当該株主への出資状況	
	所有株式数	議決権比率	所有株式数	議決権比率
	千株	%	千株	%
日本トラスティ・サービス信託銀行株式会社(信託口)	68,585	4.9	—	—
みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託	57,443	4.1	—	—
川崎重工業従業員持株会	53,848	3.8	—	—
日本生命保険相互会社	53,400	3.8	—	—
東京海上火災保険株式会社	48,941	3.5	—	—
日本マスタートラスト信託銀行株式会社(信託口)	30,505	2.2	—	—
日本興亜損害保険株式会社	28,274	2.0	40	0.0
ＵＦＪ信託銀行株式会社(信託勘定Ａ口)	27,917	2.0	—	—
川崎重工共栄会	27,626	1.9	—	—
川崎製鉄株式会社	27,288	1.9	—	—

（注）1. みずほ信託退職給付信託みずほ銀行口再信託受託者資産管理サービス信託の所有する株式については、委託者である株式会社みずほ銀行が議決権の指図権を留保しております。
なお、当社は株式会社みずほ銀行のグループ持株会社である株式会社みずほフィナンシャルグループの普通株式20,857株（議決権比率0.2%）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

2. 当社は、東京海上火災保険株式会社の完全親会社である株式会社ミレアホールディングスの普通株式2,635株（議決権比率0.1%）を退職給付信託の信託財産に拠出しており、当社が議決権の指図権を留保しております。

3. 当社は、川崎製鉄株式会社の完全親会社であるJFEホールディングス株式会社の普通株式2,229,352株（議決権比率0.3%）を所有しております。
なお、川崎製鉄株式会社は平成15年４月１日付けでJFEスチール株式会社およびJFEエンジニアリング株式会社となりました。

4. 株式会社みずほフィナンシャルグループへの出資状況の議決権比率については、同社の発行する議決権のない優先株式を除いて算出しております。

(5) 自己株式の取得、処分および保有

①取得株式

単元未満株式の買取りによる取得

普　通　株　式　　208,331株

取得価額の総額　　22,585千円

②処分株式

なし

③決算期における保有株式

普　通　株　式　　233,954株

2. 主要な借入先

借　入　先	借入残高			当社株式の所有数
	長期	短期	合計	
	億円	億円	億円	千株
株式会社みずほコーポレート銀行	132	158	290	8,561
株式会社三井住友銀行	38	132	170	26,828
国際協力銀行	121	—	121	—
日本生命保険相互会社	106	—	106	53,400
住友信託銀行株式会社	76	29	105	5,419

3. 重要な企業結合の状況

(1) 重要な子会社

会　社　名	資本金	当社議決権比率	事業内容
株式会社川崎造船	10,000百万円	100%	船舶、艦艇、海洋機器、その他輸送機器およびそれらの設備、部品の設計、製造、販売ならびに修理等
川重商事株式会社	600百万円	70%	各種産業用機械類、石油、鋼材、空調機器等の販売
株式会社カワサキプレシジョンマシナリ	3,000百万円	100%	油圧機器・装置、機電製品、制御システムの設計、製造、販売、アフターサービス、メンテナンス
株式会社カワサキマシンシステムズ	344百万円	100%	建設機械、汎用ガスタービン、産業用ロボット、その他産業機械・部品の販売・修理
大阪動力工業株式会社	90百万円	100%	都市ごみ焼却装置、ボイラ・タービン・砕石設備等の据付・修理・改造

(次ページにつづく)

会社名	資本金	当社議決権比率	事業内容
株式会社 カワサキモータースジャパン	560百万円	100%	二輪車、ジェットスキーの国内総販売元
川重冷熱工業株式会社	1,460百万円	83%	ボイラ、空調機器、吸収式ヒートポンプ等の製造・販売・据付工事・アフターサービス
川重工事株式会社	350百万円	100%	土木建築および鉄構、管槽品の据付工事
川重防災工業株式会社	1,708百万円	67%	呼吸器、医療装置、消火装置の製造・販売・据付・修理
川重プラント株式会社	40百万円	100%	各種プラント、設備の設計・製作・据付・保守・3D-CAD配管設計、制御ソフトウェアの設計・製作
Kawasaki Motors Corp., U.S.A.	65百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売
Kawasaki Motors Manufacturing Corp., U.S.A.	70百万米ドル	100%	アメリカにおける二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジン、鉄道車両、産業用ロボットの製造
Kawasaki Rail Car, Inc.	60百万米ドル	(注)1	鉄道車両・関連製品の製造・アフターサービス、各種エンジニアリング業務
Kawasaki Construction Machinery Corp. of America	8百万米ドル	(注)2	アメリカにおける建設機械および同関連製品の製造・販売・アフターサービス
Kawasaki Motors Europe N.V.	14百万ユーロ	100%	欧州における二輪車、四輪バギー車、ジェットスキー、汎用ガソリンエンジンの販売統括
Kawasaki Motors Enterprise (Thailand) Co.,Ltd.	1,900百万バーツ	92%	タイにおける二輪車の製造・販売
Kawasaki Motors (Phils.) Corporation	101百万ペソ	50%	フィリピンにおける二輪車の製造・販売

(注) 1. Kawasaki Rail Car, Inc.は、Kawasaki Motors Manufacturing Corp., U.S.A.の完全子会社であります。

2. Kawasaki Construction Machinery Corp. of Americaは、Kawasaki Motors Corp., U.S.A.の完全子会社であります。

上記の重要な子会社17社を含め、連結対象子会社は104社、持分法適用会社は15社であり、当期の連結売上高は1兆2,395億円と、前期に比べ950億円（8.3%）の増加、連結当期純利益は130億円となりました。

(2) 主な技術提携先

相手先会社名	国籍	対象製品	部門名
(技術導入)			
ボーイング社	アメリカ	CH－47型ヘリコプタ	航空宇宙部門
ロッキード・マーチン社	アメリカ	P－3C対潜哨戒機	航空宇宙部門
ハネウェル インターナショナル社	アメリカ	航空機用ガスタービンエンジン	ガスタービン・機械部門
ロールスロイス社	イギリス	艦艇用ガスタービン主機関	ガスタービン・機械部門
MAN・B&W ディーゼル社	デンマーク	2サイクル陸舶用ディーゼルエンジン	ガスタービン・機械部門
(技術輸出)			
MODENAS社	マレーシア	二輪車	汎用機部門
バジャジ オート社	インド	二輪車	汎用機部門

4. 本社、支社、海外事務所ならびに工場

(1) 本社等　神戸本社(神戸市)、東京本社(東京都港区)、東京設計事務所(東京都江東区)、技術研究所(明石市、野田市)以上4か所

(2) 支社　北海道支社(札幌市)、東北支社(仙台市)、中部支社(名古屋市)、関西支社(大阪市)、中国支社(広島市)、四国支社(高松市)、九州支社(福岡市)以上7か所

(3) 海外事務所(現地法人を含む)　ニューヨーク、ヒューストン(以上アメリカ)、サンパウロ(ブラジル)、ロンドン(イギリス)、デュッセルドルフ(ドイツ)、アムステルダム(オランダ)、ソウル(韓国)、北京、上海、香港(以上中国)、台北(台湾)、バンコク(タイ)、クアラルンプール(マレーシア)、シンガポール、ジャカルタ(インドネシア)以上15か所

(4) 工場　野田工場(野田市)、八千代工場(八千代市)、岐阜工場(各務原市)、名古屋第一工場、名古屋第二工場(以上愛知県海部郡)、神戸工場、兵庫工場、西神工場(以上神戸市)、明石工場(明石市)、播州工場、播磨工場(以上兵庫県加古郡)以上11か所

5. 主要な事業内容

当社は、次に掲げる主要営業品目に係る設計、調達、製造、据付、修理ならびに販売等を主な事業としております。

部　門	主　要　営　業　品　目
車両	・鉄道車両、新交通システム、モノレール、ホームドア、高圧容器、アーケード ・ホイールローダ、道路舗装機械、鉱山機械など各種土木建設機械 ・破砕機、粉砕機、微粉砕機 ・鋳鋼製品、精密鋳造製品
航空宇宙	・航空機(各種固定翼機およびヘリコプタ)、ミサイル、電子機器、宇宙開発関連機器、各種シミュレータ
ガスタービン・機械	・航空機用ジェットエンジン、航空機用・舶用ガスタービンエンジン、航空機用トランスミッション ・中小型ガスタービン発電設備、コージェネレーション(熱電併給)設備 ・蒸気タービン、ガスタービン、ディーゼルエンジンなど各種陸舶用原動機 ・送風機、圧縮機、天然ガス圧送設備、風洞設備、トンネル換気装置 ・可変ピッチプロペラ、サイドスラスタ、旋回式スラスタ
プラント・環境・鉄構	・製鉄プラント、セメントプラント、化学プラント、地域冷暖房プラント、繊維プラント、砂糖プラント、食品加工プラント、輸送システム、物流システムなど各種産業用プラント ・排煙脱硫・脱硝設備 ・蒸気タービン、ガスタービンによる各種発電プラント ・事業用発電ボイラ、産業用ボイラなど各種陸舶用ボイラ ・灰処理設備、荷役搬送設備 ・原子力設備 ・転炉排ガス処理設備、空冷熱交換器 ・都市ごみ焼却設備、水処理設備、造水設備 ・粗大ごみ破砕・リサイクル設備、産業廃棄物処理設備 ・橋梁、ＬＮＧ・ＬＰＧタンクなど各種貯蔵設備、水圧鉄管、水門扉、空港施設、ロケット射点設備、港湾荷役施設、消防訓練施設、放射光装置、立体駐車場、可動建築物、風力発電設備、太陽光発電設備 ・鋼管構造・鉄骨など各種鋼構造物 ・シールド掘進機、トンネル掘削機
汎用機	・二輪車、パーソナルウォータークラフト(ジェットスキー)、四輪バギー車、多用途四輪車 ・ポータブル発電機、刈払機 ・汎用ガソリンエンジン ・トランスミッション ・産業用ロボット

6. 従業員の状況

区　　分	事務・技術職員			生　産　職　員			合　　　計		
	男	女	計	男	女	計	男	女	計
従業員数（名）	6,146	518	6,664	4,868	36	4,904	11,014	554	11,568
平均年齢（歳）	42.5	38.6	42.2	44.0	38.4	43.9	43.1	38.6	42.9
平均勤続年数（年）	19.2	17.3	19.0	24.9	19.9	24.9	21.7	17.5	21.5

（注）従業員数は前期末比2,499名減少しましたが、その主な要因は株式会社川崎造船に1,783名、株式会社カワサキプレシジョンマシナリに636名がそれぞれ転籍したことによります。

7. 取締役および監査役

地　　位	氏　　名	担当または主な職業
※取締役社長	田崎雅元	
※取締役副社長	井上義郎	社長補佐　企画・管理統括
※取締役副社長	西村　正	社長補佐　営業統括
※常務取締役	須郷　隆	航空宇宙カンパニープレジデント
※常務取締役	佐伯武彦	車両カンパニープレジデント兼汎用機カンパニーバイスプレジデント
※常務取締役	前田卓也	プラント・環境・鉄構カンパニープレジデント
※常務取締役	山下健悟	ガスタービン・機械カンパニープレジデント
※常務取締役	森田進一	汎用機カンパニープレジデント
○常務取締役	中山幹彦	技術本部長　知的財産部担当
○常務取締役	寺崎正俊	経営企画部長兼新事業推進部長
取締役	田所修一	株式会社川崎造船　取締役社長
監査役	西尾常光	（常勤）
○監査役	和田義次	（常勤）
監査役	前田　貢	弁護士
○監査役	川本　洋	川崎汽船株式会社　顧問

（注）1. ※印は、代表取締役を示します。
2. 監査役 前田　貢氏および川本　洋氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第1項に定める社外監査役であります。
3. ○印は、平成14年6月27日開催の第179期定時株主総会において、新たに就任した取締役および監査役を示します。
4. 当期中に、第179期定時株主総会終結のときをもって、常務取締役 橋口寛信、取締役大前　太の両氏および監査役 田付俊明氏が退任しました。
5. 平成15年4月1日付けで取締役の地位が変更となり、取締役副社長（代表取締役）井上義郎および常務取締役（代表取締役）山下健悟は取締役に、常務取締役（代表取締役）佐伯武彦は取締役副社長（代表取締役）に、また常務取締役 中山幹彦および常務取締役 寺崎正俊はそれぞれ常務取締役（代表取締役）となりました。

6.　平成15年４月１日付けの業務執行体制は次のとおりとなりました。

地　　位	氏　　名	担当または主な職業
社　　長	田﨑雅元	
副社長	西村　正	社長補佐　営業統括
副社長	佐伯武彦	社長補佐　生産統括　調達部担当
常　　務	須郷　隆	航空宇宙カンパニープレジデント
常　　務	前田卓也	プラント・環境・鉄構カンパニープレジデント
常　　務	森田進一	汎用機カンパニープレジデント
常　　務	中山幹彦	技術開発本部長　知的財産部担当
常　　務	寺崎正俊	経営企画部長　財務経理　法務部担当
上席執行役員	池田志朗	総務部長
上席執行役員	佐藤禔員	財務経理部長
執行役員	新藤　功	プラント・環境・鉄構カンパニーバイスプレジデント兼プラントビジネスセンター長
執行役員	黒﨑泰充	技術開発本部副本部長兼技術研究所長
執行役員	青木昭二	航空宇宙カンパニーバイスプレジデント(営業担当)
執行役員	中村明人	航空宇宙カンパニーバイスプレジデント(技術担当)
執行役員	吉野　隆	ガスタービン・機械カンパニープレジデント
執行役員	松﨑　昭	車両カンパニーバイスプレジデント(建設機械・破砕機担当)兼建設機械ビジネスセンター長
執行役員	大橋忠晴	車両カンパニープレジデント
執行役員	元山近思	航空宇宙カンパニーバイスプレジデント(企画・生産担当)
執行役員	浜田　滋	社長特命事項(Kawasaki Motors Corp.,U.S.A.担当)
執行役員	三原修二	汎用機カンパニーバイスプレジデント兼企画本部長
執行役員	池田光昭	ガスタービン・機械カンパニーバイスプレジデント兼営業本部長
執行役員	鶴谷将俊	社長特命事項(Kawasaki Motors Europe N.V.担当)
執行役員	野口二郎	人事労政部長
執行役員	富家　勝	プラント・環境・鉄構カンパニーバイスプレジデント兼環境ビジネスセンター長
執行役員	田中德夫	関西支社長
執行役員	糸賀興右	技術開発本部システム技術開発センター長
執行役員	天江文昭	汎用機カンパニーバイスプレジデント兼技術本部長

(次ページにつづく)

地　　位	氏　　名	担当または主な職業
執行役員	渡　辺　昭　男	ガスタービン・機械カンパニーバイスプレジデント兼ガスタービンビジネスセンター長
執行役員	三　嶋　和　彦	車両カンパニーバイスプレジデント(車両担当)

以　上

(注)　本営業報告書中の記載金額は表示単位未満の端数を切捨てております。

添付書類(2)

貸借対照表

（平成15年３月31日現在）

（単位　百万円）

科目	金額
資産の部	
流動資産	**593,512**
現金預金	33,698
受取手形	2,735
売掛金	268,387
原材料及び貯蔵品	23,277
仕掛品	211,545
前渡金	5,513
前払費用	235
繰延税金資産	7,914
短期貸付金	31,047
未収入金	9,164
未収収益	40
その他	1,866
貸倒引当金	△ 1,914
固定資産	**259,178**
有形固定資産	135,294
建物	41,113
構築物	7,810
機械装置	29,924
船舶	36
航空機	654
車両運搬具	972
工具器具備品	12,202
土地	39,173
建設仮勘定	3,406
無形固定資産	6,026
ソフトウェア	3,679
製造実施権	614
その他	1,732
投資等	117,857
投資有価証券	39,617
子会社株式出資金	63,730
長期貸付金	3,163
長期繰延税金資産	3,923
その他	11,735
貸倒引当金	△ 4,313
資産合計	852,690

科目	金額
負債の部	
流動負債	**477,560**
支払手形	31,759
買掛金	202,075
短期借入金	72,086
長期借入金(返済１年以内)	15,224
社債（償還１年以内）	10,000
転換社債(償還１年以内)	19,079
設備支払手形	799
未払金	9,185
未払費用	16,448
未払法人税等	3,608
前受金	77,934
預り金	3,147
前受収益	15
賞与引当金	11,408
保証工事引当金	481
事業構造改善費用引当金	2,259
その他	2,048
固定負債	**228,635**
社債	90,000
転換社債	41,286
長期借入金	73,155
長期未払金	1,136
退職給付引当金	21,859
役員退職慰労引当金	308
その他	889
負債合計	**706,196**
資本の部	
資本金	**81,427**
資本剰余金	**24,682**
資本準備金	24,682
利益剰余金	**36,471**
利益準備金	15,997
任意積立金	6,057
特別償却積立金	627
海外投資等損失準備金	2
固定資産圧縮積立金	3,451
固定資産圧縮特別勘定積立金	1,975
当期未処分利益	14,415
(当期利益)	(6,057)
株式等評価差額金	**3,939**
自己株式	**△ 25**
資本合計	**146,494**
負債・資本合計	852,690

(注) 1. 有形固定資産の減価償却累計額　357,321百万円

2. 貸借対照表に計上した固定資産のほか、リースにより使用している重要な固定資産として、立型プロファイラがある。

3. 子会社に対する短期金銭債権　144,485百万円
　〃　長期金銭債権　1,411百万円
　〃　短期金銭債務　61,043百万円

4. 重要な外貨建資産・負債

売掛金	122,497百万円	718,562千米ドル 201,566千ユーロほか
子会社株式出資金	37,910百万円	141,600千米ドル 1,760,000千タイバーツほか

5. 担保に供している資産

有形固定資産	681百万円
投資有価証券	30百万円

6. 時価を付したことにより増加した純資産額　3,939百万円
(商法旧第290条第1項第6号)

7. 保証債務　67,497百万円

8. 転換社債に含まれる新株予約権が全て行使された場合には、普通株式(発行価額459円又は598円)が114,224千株増加する。

9. 1株当たりの当期利益　4円33銭

添付書類(3)

損益計算書

(平成14年4月1日から
平成15年3月31日まで)

(単位　百万円)

科目		
経常損益の部		
営業損益の部		
売上高		894,715
売上原価		814,947
販売費及び一般管理費		63,432
営業利益		16,335
営業外損益の部		
営業外収益		6,529
受取利息	840	
受取配当金	4,597	
その他	1,091	
営業外費用		15,427
支払利息	2,402	
社債利息	2,705	
為替差損	2,495	
その他	7,823	
経常利益		7,437
特別損益の部		
特別利益		5,919
固定資産売却益	3,530	
子会社株式売却益	486	
退職給付信託設定益	1,902	
特別損失		4,105
不動産開発事業関連損失	923	
事業構造改善費用	3,181	
税引前当期利益		9,251
法人税、住民税及び事業税	6,763	
法人税等調整額	△ 3,569	
差引		3,193
当期利益		6,057
前期繰越利益		8,357
当期未処分利益		14,415

(注) 1.　子会社との取引高

売　　上　　高	270,467百万円
仕　　入　　高	148,894百万円
営業取引以外の取引高	5,592百万円

2.　研究開発費の総額　13,772百万円

3.　固定資産売却益は、社宅跡地等の売却によるものである。

4.　子会社株式売却益は、宇治観光㈱等の株式売却益である。

5.　退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。

6.　事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用である。

(重要な会計方針)

1.　有価証券の評価方法は以下による。

1)　子会社及び関連会社株式
移動平均法による原価法

2)　その他有価証券
・市場価格のあるもの……決算期末日の市場価格等に基づく時価法
なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「株式等評価差額金」として表示している。
また、売却原価は移動平均法により算定している。
・市場価格のないもの……移動平均法による原価法
なお、売買目的有価証券ならびに満期保有目的債券については保有していない。

2.　たな卸資産は、個別法及び移動平均法による原価法により評価している。

3.　デリバティブの評価方法は、時価法によっている。

4.　有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年4月1日以降に取得した建物（建物附属設備を除く）については、定額法を採用している。

5.　外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」(企業会計審議会平成11年10月22日)）によっている。
なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。

6.　引当金の計上基準

1)　貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

2)　賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

3) 事業構造改善費用引当金は、当期から実施している鉄構事業の生産拠点集約により翌期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。なお、この引当金は商法旧第287条ノ２に規定する引当金である。

4) 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務および年金資産（退職給付信託）の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

なお、退職給付引当金のうち、相殺表示されている退職給付信託における年金資産額は27,274百万円である。

5) 役員退職慰労引当金は、役員の退職慰労金支給に備えるため、内規に基づく50%相当額を計上している。なお、この引当金は商法旧第287条ノ２に規定する引当金である。

7. ヘッジ会計の方針

繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。

8. 請負工事に係る収益の計上は、長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。

9. 消費税及び地方消費税の会計処理は、税抜方式によっている。

添付書類(4)

利益処分案

	円
当期未処分利益	14,415,679,970
特別償却積立金戻入額	276,664,003
海外投資等損失準備金戻入額	697,200
固定資産圧縮積立金戻入額	91,288,767
固定資産圧縮特別勘定積立金戻入額	1,239,171,330
計	16,023,501,270
これを次のとおり処分します。	
配当金(1株につき2円)	2,780,727,364
役員賞与金	30,000,000
(うち監査役賞与金)	(0)
特別償却積立金	143,812,457
海外投資等損失準備金	190,211
固定資産圧縮積立金	1,332,470,630
固定資産圧縮特別勘定積立金	1,629,042,027
次期繰越利益	10,107,258,581

添付書類(5)

会計監査人の監査報告書　謄本

独立監査人の監査報告書

平成15年５月７日

川崎重工業株式会社

取締役会　御中

朝　日　監　査　法　人

代表社員 関与社員　公認会計士　中　谷　紀　之　㊞

代表社員 関与社員　公認会計士　橘　　　和　良　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第２条の規定に基づき、川崎重工業株式会社の平成14年４月１日から平成15年３月31日までの第180期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3)　利益処分案は、法令及び定款に適合しているものと認める。
(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

会社と当監査法人又は関与社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

添付書類(6)

監査役会の監査報告書　謄本

監　査　報　告　書

当監査役会は、平成14年４月１日から平成15年３月31日までの第180期営業年度における取締役の職務の執行に関し、各監査役から監査の方法および結果の報告を受け、協議のうえ、本監査報告書を作成し、次のとおり報告いたします。

1.　監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会その他重要な会議に出席するほか、取締役等から営業の報告を聴取し、重要な書類等を閲覧し、本社および主要な事業所において業務および財産の状況を調査するとともに、子会社に対しても営業の報告を求め、必要に応じて業務および財産の状況を調査いたしました。また、会計監査人から報告および説明を受け、計算書類および附属明細書につき検討を加えました。

取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の利益供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分等に関しては、上記の監査のほか、必要に応じて取締役等から報告を求め、当該取引の状況を調査しました。

2.　監査の結果

(1)　会計監査人朝日監査法人の監査の方法および結果は相当であると認めます。

(2)　営業報告書は、法令および定款に従い、会社の状況を正しく示しているものと認めます。

(3)　利益処分に関する議案は、会社財産の状況その他の事情に照らし指摘すべき事項は認められません。

(4)　附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5)　取締役の職務執行に関しては、子会社に関する職務を含め、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

なお、取締役の競業取引、取締役と会社の利益相反取引、会社が行った無償の利益供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分等についても、取締役の義務違反は認められません。

平成15年５月８日

川崎重工業株式会社　監査役会

監査役(常勤)　西　尾　常　光　㊞
監査役(常勤)　和　田　義　次　㊞
監査役　前　田　　貢　㊞
監査役　川　本　　洋　㊞

(注)　監査役前田　貢および監査役川本　洋は、株式会社の監査等に関する商法の特例に関する法律第18条第１項に定める社外監査役であります。

（ご参考）

連結貸借対照表

（平成15年３月31日現在）

（単位　百万円）

科目	金額	科目	金額
資産の部		**負債の部**	
流動資産	**827,961**	**流動負債**	**690,190**
現金及び預金	61,184	支払手形及び買掛金	294,768
受取手形及び売掛金	380,544	短期借入金	172,168
たな卸資産	342,387	未払法人税等	7,560
繰延税金資産	18,423	繰延税金負債	283
その他	30,597	賞与引当金	19,540
貸倒引当金	△5,175	保証工事引当金	2,302
		事業構造改善費用引当金	2,259
固定資産	**321,199**	受注工事損失引当金	832
有形固定資産	234,352	その他	190,473
建物及び構築物	93,296	前受金	100,828
機械装置及び運搬具	60,550	１年内償還社債	29,079
土地	53,429	その他	60,565
建設仮勘定	6,467	**固定負債**	**278,794**
その他	20,608	社債	131,286
無形固定資産	10,084	長期借入金	95,650
投資その他の資産	76,761	繰延税金負債	2,824
投資有価証券	46,962	退職給付引当金	41,350
長期貸付金	3,830	役員退職慰労引当金	1,017
繰延税金資産	10,764	その他	6,665
その他	20,248	**負債合計**	**968,985**
貸倒引当金	△5,044	**少数株主持分**	**5,590**
		資本の部	
		資本金	**81,427**
		資本剰余金	**24,682**
		利益剰余金	**77,069**
		その他有価証券評価差額金	**3,671**
		為替換算調整勘定	**△12,225**
		自己株式	**△40**
		資本合計	**174,584**
資産合計	**1,149,160**	**負債、少数株主持分及び資本合計**	**1,149,160**

連結損益計算書

(平成14年4月1日から
平成15年3月31日まで)

(単位　百万円)

科目		
売上高		1,239,598
売上原価		1,069,341
売上総利益		170,256
販売費及び一般管理費		139,713
営業利益		30,543
営業外収益		8,423
受取利息	3,923	
受取配当金	760	
有価証券売却益	877	
その他	2,862	
営業外費用		22,693
支払利息	10,290	
為替差損	2,452	
持分法による投資損失	466	
その他	9,483	
経常利益		16,273
特別利益		5,265
固定資産売却益	3,286	
子会社株式売却益	76	
退職給付信託設定益	1,902	
特別損失		4,310
不動産開発事業関連損失	923	
事業構造改善費用	3,181	
退職給付会計基準変更時差異償却額	205	
税金等調整前当期純利益		17,228
法人税、住民税及び事業税	11,395	
法人税等調整額	△ 7,555	
差引		3,839
少数株主利益		365
当期純利益		13,022

議決権の行使についての参考書類

Ⅰ．総株主の議決権の数　　1,382,617個

Ⅱ．議案および参考事項

第１号議案　第180期利益処分案承認の件

利益処分案の内容は、前記21ページに記載のとおりであります。

第177期から無配の状況が続いており、株主の皆様に大変ご迷惑をおかけしてまいりましたが、経営全般にわたる収益改善策を推進いたしました結果、前期に続き当期についても利益を計上することができましたので、復配をいたしたいと存じます。

配当金につきましては、利益水準ならびに経営環境等諸般の事情を勘案し、１株あたり２円とさせていただきたいと存じます。

また、取締役に対する役員賞与金につきましては、3,000万円を計上させていただきたいと存じます。

第２号議案　利益準備金減少の件

経営環境の変化に柔軟に対応できるよう、商法第289条第２項の規定に基づき、平成15年３月31日現在の当社の利益準備金15,997,672,187円の全額を減少し、剰余金に振替えることといたしたいと存じます。

第３号議案　定款一部変更の件

商法等の改正に伴い以下の定款変更を実施するものであります。

(1) 「商法等の一部を改正する法律」（平成14年法律第44号）が平成15年４月１日に施行され、株券失効制度が創設されたことに伴い、変更案第９条および第10条のとおり所要の変更を行ないます。また、単元未満株式の買増し制度が創設されましたので、株主の皆様の便宜のためこれを採用することとし、変更案第８条を新設するとともに、変更案第９条および第10条のとおり所要の変更を行ないます。さらに、株主総会における特別決議について、総株主の議決権数の過半数を持つ株主の出席を必要とする現在の定足数要件を、定款に規定することにより、３分の１以上に緩和できることとなりましたので、変更案第15条に第２項を新設します。

(2) 平成14年５月１日に施行された「商法及び株式会社の監査等に関する商法の特例に関する法律の一部を改正する法律」（平成13年法律第149号）により監査役の任期が４年に伸長されたことに伴い、変更案第31条のとおり所要の変更を行ないます。

変更案の内容は、次のとおりであります。

（下線は変更部分を示します。）

現　行　定　款	変　更　案
（新　設）	(単元未満株式の買増し) 第８条　当会社の単元未満株式を有する株主（実質株主を含む。以下同じ。）は、株式取扱規則に定めるところにより、その単元未満株式の数と併せて１単元の株式の数となるべき数の株式を売り渡すべき旨を請求することができる。
(株式の取扱い) 第８条　当会社の株式の名義書換、実質株主通知の受理、単元未満株式の買取り、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。	(株式の取扱い) 第９条　当会社の株式の名義書換、株券喪失登録、実質株主通知の受理、単元未満株式の買取りおよび買増し、その他株式に関する取扱いおよび手数料は、取締役会で定める株式取扱規則による。
(名義書換代理人) 第９条　当会社は、株式につき名義書換代理人をおく。 ②　名義書換代理人およびその事務取扱場所は、取締役会の決議によって選定し、これを公告する。	(名義書換代理人) 第10条　　　（現行どおり） ②　　　（現行どおり）

（次ページにつづく）

（下線は変更部分を示します。）

現　行　定　款	変　更　案
③　当会社の株主名簿および実質株主名簿は、名義書換代理人の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取り、その他株式に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	③　当会社の株主名簿、実質株主名簿および株券喪失登録簿は、名義書換代理人の事務取扱場所に備えおき、株式の名義書換、実質株主通知の受理、単元未満株式の買取りおよび買増し、株券喪失登録、その他株式に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。
（基準日） 第10条　当会社は、毎年３月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載または記録された議決権を有する株主（実質株主を含む。以下同じ。）をもって、その決算期の定時株主総会において権利を行使すべき株主とする。	（基準日） 第11条　当会社は、毎年３月31日の最終の株主名簿（実質株主名簿を含む。以下同じ。）に記載または記録された議決権を有する株主をもって、その決算期の定時株主総会において権利を行使すべき株主とする。
②　前項のほか必要があるときは、取締役会の決議により、あらかじめ公告して、臨時に基準日を定めることができる。	②　（現行どおり）
第11条～第13条　（条文省略）	第12条～第14条　（条文番号のみ変更）
（普通決議） 第14条　総会の決議は、法令に別段の定めある場合を除くほか、出席株主の議決権の過半数で行なう。	（決議の方法） 第15条　総会の決議は、法令および定款に別段の定めある場合を除くほか、出席株主の議決権の過半数で行なう。
（新　設）	②　商法第343条の規定によるべき総会の決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上で行なう。
第15条～第29条　（条文省略）	第16条～第30条　（条文番号のみ変更）
（任期） 第30条　監査役の任期は、就任後３年内の最終の決算期に関する定時株主総会終結のときまでとする。	（任期） 第31条　監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結のときまでとする。
第31条～第40条　（条文省略）	第32条～第41条　（条文番号のみ変更）

第４号議案　取締役11名選任の件

取締役全員（11名）の任期は、本総会終結のときをもって満了いたしますので、改めて取締役11名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏名（生年月日）	略歴［他の会社の代表状況］	所有する当社株式数
1	田崎雅元（昭和10年９月６日生）	昭和33年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成４年６月　当社取締役 平成８年６月　同 常務取締役 平成９年６月　同 専務取締役 平成12年６月　同 取締役社長 現在に至る ［他の会社の代表状況］ 神港ビルヂング㈱ 代表取締役	64,000株
2	西村正（昭和13年１月４日生）	昭和36年４月　当社入社 平成７年６月　同 取締役 平成９年６月　同 常務取締役 平成13年４月　同 取締役副社長 社長補佐 営業統括 現在に至る	39,000株
3	佐伯武彦（昭和12年８月８日生）	昭和36年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成９年６月　当社取締役 平成12年６月　同 常務取締役 平成15年４月　同 取締役副社長 社長補佐 生産統括 調達部担当 現在に至る ［他の会社の代表状況］ Kawasaki Motors Manufacturing Corp., U.S.A. 取締役会長	136,000株

候補者番号	氏名 (生年月日)	略歴 ［他の会社の代表状況］	所有する当社株式数
4	須　郷　　　隆 (昭和14年２月７日生)	昭和37年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成９年６月　当社取締役 航空宇宙事業本部航空宇宙営業本部長 平成11年６月　同 常務取締役 航空宇宙事業本部副本部長 平成13年４月　同 常務取締役 航空宇宙カンパニープレジデント 現在に至る ［他の会社の代表状況］ 日本飛行機㈱ 取締役会長	61,000株
5	前　田　卓　也 (昭和15年６月２日生)	昭和38年４月　当社入社 平成10年７月　同 産機・鉄構事業本部付（物流システム・輸送システム担当） 平成11年４月　同 産機プラント事業部長 平成11年６月　同 取締役 産機プラント事業部長 平成13年４月　同 常務取締役 プラント・環境・鉄構カンパニープレジデント 現在に至る	44,000株
6	森　田　進　一 (昭和17年３月31日生)	昭和39年４月　川崎航空機工業㈱（現川崎重工業㈱）入社 平成10年７月　当社汎用機事業本部企画室長 平成12年２月　同 総合企画室長 平成12年６月　同 取締役 総合企画室長 広報室、関連企業室担当 平成13年４月　同 常務取締役 経営企画部長 平成13年10月　同 常務取締役 経営企画部長兼汎用機カンパニーバイスプレジデント 平成14年１月　同 常務取締役 汎用機カンパニーバイスプレジデント 平成14年４月　同 常務取締役 汎用機カンパニープレジデント 現在に至る ［他の会社の代表状況］ ㈱カワサキマシンシステムズ ㈱カワサキモータースジャパン 各取締役社長	45,000株

候補者番号	氏名 (生年月日)	略歴 [他の会社の代表状況]	所有する当社株式数
7	中山幹彦 (昭和16年10月２日生)	昭和40年４月　当社入社 平成９年６月　同 船舶事業本部技術室長 平成11年４月　同 船舶事業部神戸造船工場長 平成13年４月　同 執行役員 船舶カンパニー神戸工場長 平成14年６月　同 常務取締役 技術本部長 知的財産部担当 平成15年４月　同 常務取締役 技術開発本部長 知的財産部担当 現在に至る	135,000株
8	寺崎正俊 (昭和17年11月18日生)	昭和41年４月　当社入社 平成９年６月　同 労働部長 平成13年４月　同 執行役員 人事労政部長 平成14年１月　同 執行役員 経営企画部長 人事労政部担当 平成14年４月　同 執行役員 経営企画部長 平成14年６月　同 常務取締役 経営企画部長 平成14年10月　同 常務取締役 経営企画部長兼新事業推進部長 平成15年４月　同 常務取締役 経営企画部長 財務経理法務部担当 現在に至る	39,000株
9	田所修一 (昭和15年10月27日生)	昭和39年４月　当社入社 平成10年４月　同 船舶・車両事業本部企画室長 平成11年４月　同 船舶・車両事業本部船舶事業部長 平成11年６月　同 取締役 船舶・車両事業本部船舶事業部長 平成13年４月　同 常務取締役 船舶カンパニープレジデント 平成14年10月　同 取締役 ㈱川崎造船取締役社長 現在に至る [他の会社の代表状況] ㈱川崎造船 取締役社長	38,000株

候補者番号	氏名（生年月日）	略歴［他の会社の代表状況］	所有する当社株式数
10	吉野隆 (昭和18年5月29日生)	昭和44年4月　当社入社 平成10年4月　同 原動機事業部副事業部長兼管理部長 平成11年4月　同 機械事業部長兼原動機事業部管理部長 平成12年4月　同 機械事業部長 平成13年4月　同 執行役員 ガスタービン・機械カンパニーバイスプレジデント（技術・品証担当）兼機械ビジネスセンター長 平成14年4月　同 執行役員 ガスタービン・機械カンパニーバイスプレジデント兼ガスタービン開発センター長兼機械ビジネスセンター長 平成15年4月　同 執行役員 ガスタービン・機械カンパニープレジデント 現在に至る	13,000株
11	大橋忠晴 (昭和19年11月9日生)	昭和44年4月　当社入社 平成9年10月　Kawasaki Rail Car, Inc.取締役社長 平成13年4月　当社 執行役員 車両カンパニーバイスプレジデント（車両担当） 平成15年4月　同 執行役員 車両カンパニープレジデント 現在に至る	14,000株

（注）　田﨑雅元は、財団法人日本航空機開発協会およびスーパーマリンガスタービン技術研究組合の理事長を兼務しており、当社はこれらの法人および組合との間で次の取引を行なっています。

①　財団法人日本航空機開発協会
・財団法人日本航空機開発協会の銀行借入に対する保証供与
・民間航空機用機体の研究開発作業の受託
・民間航空機用機体の開発に必要な民間分担金の支払

②　スーパーマリンガスタービン技術研究組合
・舶用ガスタービンの研究開発作業の受託
・上記に係わる事業分担金の当社からの支払

なお、その他の取締役候補者と当社との間には、いずれも特別の利害関係はありません。

第５号議案　監査役１名選任の件

監査役 前田　貢氏の任期は、本総会終結のときをもって満了いたしますので、改めて監査役１名の選任をお願いいたしたいと存じます。

なお、本議案につきましては、あらかじめ監査役会の同意を得ております。

監査役候補者は、次のとおりであります。

氏　名 （生年月日）	略　歴	所有する 当社株式数
前　田　　貢 （昭和７年２月28日生）	昭和40年４月　弁護士登録 昭和49年４月　前田法律事務所（現前田村田法律事務所）開設 現在に至る 平成５年４月　神戸弁護士会会長（１年間） 平成12年６月　当社監査役 現在に至る	11,000株

（注）　監査役候補者と当社との間には、特別の利害関係はありません。また、監査役候補者は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の資格要件を満たしております。

第６号議案　退任取締役に退職慰労金贈呈の件

本総会終結のときをもって退任される取締役 井上義郎、山下健悟の両氏に対し、取締役在任中の労に報いるため、当社の定める一定の基準に従い、退職慰労金を贈呈することといたしたいと存じます。

なお、その具体的金額、贈呈の時期、方法の決定は、取締役会にご一任願いたいと存じます。

退任取締役の略歴は、次のとおりであります。

氏　名	略　歴
井　上　義　郎	平成５年６月　当社取締役 平成９年６月　同 常務取締役 平成11年６月　同 専務取締役 平成12年６月　同 取締役副社長 平成15年４月　同 取締役　現在に至る
山　下　健　悟	平成12年６月　当社取締役 平成13年４月　同 常務取締役 平成15年４月　同 取締役　現在に至る

以　上

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June 4, 2003

Dear Shareholders

Masamoto Tazaki
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

We would like to invite you to the 180th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. to be held as outlined below.

If you are unable to attend, you may vote in writing and are respectfully requested to return to us the Voting Right Exercise Form indicating your approval or disapproval with your seal or signature after reading the attached information. Additionally, you may vote by internet (http://www.web54.net) using your ID and provisional password printed on the Voting Right Exercise Form.

Date and time : Friday June 27, 2003 , 10:00a.m. (9:00a.m. open place)
Place : 5-7 Higashikawasaki-cho 1 chome, Chuo-ku, Kobe
Kobe Joho Bunka Building 4F , Kobe Shimbun Matsukata Hall

Agenda:

Report:

Business report, balance sheet and income statement for the 180th Business Term (from April 1 , 2002 to March 31 , 2003)

Proposals:

No.1: Approval of proposed appropriation of retained earnings for the 180th Business Term
No.2: Reduction of the legal reserve of retained earnings
No.3: Partial amendments to the Articles of Incorporation
No.4: Election of 11 Directors
No.5: Election of 1 Corporate auditor
No.6: Retirement bonus for retiring Directors

-END-

This is a summary translation of a notice in Japanese circulated to Japanese shareholders and merely for the convenience of foreign shareholders.

Referential information for exercising your voting rights

1.Total number of voting rights held by all shareholders:

1,382,617 votes

2.Proposal and referential matters

No.1 : Approval of proposed appropriation of retained earnings for the 180th Business Term.

The proposal for the appropriation of retained earnings is as follows.

The Company has not paid a dividend since the 177th Business Term. We are pleased to announce, however, that as the result of measures to improve the Company's earnings structure, implemented across all business areas, the Company recorded a net profit for the second consecutive year in the 180th Business Term. It is therefore proposed that a dividend be reinstated.

In consideration of the level of profits and various other factors, including the Company's operating environment, it is proposed that a year-end dividend be paid in the amount of ¥2.00 per ordinary share.

Moreover, it is proposed that bonuses be paid to directors in the aggregate amount of ¥30,000,000.

Proposed appropriations of retained earnings

	(In yen)	(In U.S.dollars)
Unappropriated retained earnings at the end of the period	14,415,679,970	119,930,782
Reversal of reserve for special depreciation	276,664,003	2,301,697
Reversal of reserve for overseas investment loss	697,200	5,800
Reversal of reserve for deferred gain on sales of fixed assets	1,330,460,097	11,068,720
Total	16,023,501,270	133,306,999
Proposed appropriations:		
Cash dividends(¥2 per share)	2,780,727,364	23,134,171
Directors' bonuses	30,000,000	249,584
Reserve for special depreciation	143,812,457	1,196,443
Reserve for overseas investment loss	190,211	1,582
Reserve for deferred gain on sales of Fixed assets	2,961,512,657	24,638,209
Retained earnings to be carried forward	10,107,258,581	84,087,010

(Note) Japanese Yen is converted to the U.S. Dollars at the rate of 120.2 Yen per dollar, the exchange rate at March 31, 2003.

No.2: Reduction of the legal reserve of retained earnings.

To be able to flexibly respond to changes in the operating environment, it is proposed that the entire amount (¥15,997,672,187) of the earned surplus reserve as of March 31, 2003, be transferred to retained earnings pursuant to Article 289 (2) of the Commercial Code of Japan.

No.3: Partial amendments to the Articles of Incorporation.

Shareholder approval is requested for the following amendments to the Articles of Incorporation, which reflect revisions to the Commercial Code of Japan.

(1) The "Partial Revision of the Commercial Code" (2002 Law No. 44), which became effective on April 1, 2003, created a system for invalidating share certificates. Accordingly, the relevant sections of the new Article 9 and Article 10 are to be amended. This revision also created a system for the additional purchase of shares constituting less than one round lot, for the convenience of shareholders. Accordingly, a new Article 8 is to be added, and the relevant sections of the new Article 9 and Article 10 are to be amended. In addition, this revision allows for the Articles of Incorporation to stipulate a relaxed quorum requirement for special resolutions at general meetings of shareholders. It is therefore proposed that a new Section 2 be added to Article 15, stipulating that in place of the current requirement that special resolutions require a quorum of the presence of shareholders representing a majority of all shareholders voting rights for approval, the quorum required for approval of special resolutions shall be the presence of shareholders representing at least one-third (1/3) of all shareholders voting rights.

(2)The "Partial Revision to the Law for Special Exceptions to the Commercial Code Concerning the Audit, etc. of Kabushiki-Kaisha" (2001 Law No 149), which became effective on May 1, 2002, extended the term of office for corporate auditors to four (4) years. Accordingly, the relevant section of the new Article 31 is to be amended.

The details of these amendments are as follows (amended portions underlined):

Current Article	Proposed Revision
(New)	(Repurchase of Shares Constituting Less than One Unit of Stock) Article 8. Shareholders (including beneficial shareholders) owning less than one unit of stock may request the Corporation to sell them the additional number of shares required to constitute one unit of stock.
(Handling of Shares) Article 8. The procedures relating to the registration of transfer of shares of the Corporation, acceptance of notice of beneficial shareholders, purchase of Odd Lot Shares, other transactions relating to shares, and charges incidental thereto shall be governed by the regulations relating to share handling to be promulgated by the Board of Directors.	(Handling of Shares) Article 9. The procedures relating to the registration of transfer of shares of the Corporation, registration of lost share certificates, acceptance of notice of beneficial shareholders, purchase or additional purchase of Odd Lot Shares, other transactions relating to shares, and charges incidental thereto shall be governed by the regulations relating to share handling to be promulgated by the Board of Directors.
(Transfer Agent) Article 9. The Corporation shall appoint a share transfer agent. (2) Selection of the transfer agent shall be determined by the Board of Directors, which shall publish the name of the agent and the office where such business will be handled. (3) The register of shareholders of the Corporation and the register of beneficial shareholders shall be kept at the office of the transfer agent. The registration of transfer of shares, acceptance of notice of beneficial shareholders, purchase of Odd Lot Shares and other business concerning shares shall be handled by the transfer agent. The Corporation shall not handle such business.	(Transfer Agent) Article 10. (Unchanged) (2) (Unchanged) (3) The register of shareholders of the Corporation, the register of beneficial shareholders, and the register of lost share certificates, shall be kept at the office of the transfer agent. The registration of transfer of shares, acceptance of notice of beneficial shareholders, purchase and additional purchase of Odd Lot Shares, registration of lost share certificates, and other business concerning shares shall be handled by the transfer agent. The Corporation shall not handle such business.

Current Article	Proposed Revision
(Record Date) Article 10. The shareholders (including beneficial shareholders), who are registered in the register of shareholders (including the beneficial register of shareholders) as shareholders entitled to execute voting rights at the end of March 31 of each year, shall be shareholders entitled to execute shareholders' rights at the Ordinary Meeting of Shareholders for the settlement term for accounts. (2) In addition to the preceding paragraph, when necessary, another record date may be fixed by resolution of the Board of Directors upon prior publication of notice.	(Record Date) Article 11. The shareholders (including beneficial shareholders), who are registered in the register of shareholders as shareholders entitled to execute voting rights at the end of March 31 of each year, shall be shareholders entitled to execute shareholders' rights at the Ordinary Meeting of Shareholders for the settlement term for accounts. (2) (Unchanged)
Articles 11 – 13 (Provision Omitted)	Articles 12 – 14 (Only the number of each respective article is amended.)
(Resolution) Article 14. Unless otherwise provided for by law or ordinance, for a resolution at the Meeting of Shareholders to be adopted, a majority of votes of the shareholders present is required. (New)	(Method for Approving Resolutions) Article 15. Unless otherwise provided for by law or ordinance or by these Articles of Incorporation, for a resolution at the Meeting of Shareholders to be adopted, a majority of votes of the shareholders present is required. (2) The approval of resolutions regulated by Article 343 of the Commercial Code shall require the presence of shareholders holding at least one-third (1/3) of the total number of shareholder voting rights, and the approval of shareholders representing at least two-thirds (2/3) of those voting rights.
Articles 15 – 29 (Provision Omitted)	Articles 16 – 30 (Only the number of each respective article is amended.)
(Term of Office) Article 30. The term of office of Auditors shall expire at the Ordinary Meeting of Shareholders convened for the purpose of the settlement of accounts for the last fiscal period during the third year after their election.	(Term of Office) Article 31. The term of office of Auditors shall expire at the Ordinary Meeting of Shareholders convened for the purpose of the settlement of accounts for the last fiscal period during the fourth year after their election.
Articles 31 – 40 (Provision Omitted)	Articles 42 – 41 (Only the number of each respective article is amended.)

No.4: Election of 11 Directors.

As the term of all Directors (11 directors) will expire at the end of this ordinary general meeting of shareholders, it is proposed that 11 Directors be elected.

The candidates for Directors is as follows :

No.	Name (Date of Birth)	Brief Personal Record [Representation in other company]	Shares of the company
1	Masamoto Tazaki (Sept.6, 1935)	Apr.1958- entered Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jun.1992- Director Jun.1996- Managing Director Jun.1997- Executive Managing Director Jun.2000- President (present post) [Representation in other company] Representative Director, The Shinko Building, Limited.	64,000 Shares
2	Tadashi Nishimura (Jan.4,1938)	Apr.1961- entered Kawasaki Heavy Industries, Ltd. Jun.1995- Director Jun.1997- Managing Director Apr.2001- Executive Vice President Overall Administration of Sales (present post)	39,000 Shares
3	Takehiko Saeki (Aug.8,1937)	Apr.1961- entered Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jun.1997- Director Jun.2000- Managing Director Apr.2003- Executive Vice President Overall Administration of Production, Procurement Department (present post) [Representation in other company] Chairman , Kawasaki Motors Manufacturing Corp., U.S.A	136,000 Shares
4	Takashi Sugoh (Feb.7,1939)	Apr.1962- entered Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jun.1997- Director General Manager , Aerospace Sales Div. Jun.1999- Managing Director Deputy Senior General Manager , Aerospace Group Apr.2001- President, Aerospace Company (present post) [Representation in other company] Chairman , NIPPI Corporation	61,000 Shares

No.	Name (Date of Birth)	Brief Personal Record [Representation in other company]	Shares of the company
5	Takuya Maeda (Jun.2,1940)	Apr.1963- entered Kawasaki Heavy Industries, Ltd. Jul.1998- In charge of Material Handling & FA System Engineering and Integrated Transit System Engineering of Machinery & Steel Structure Group Apr.1999- General Manager , Industrial Plant Engineering Div. Jun.1999- Director General Manager , Industrial Plant Engineering Div. Apr.2001- Managing Director President, Plant & Infrastructure Engineering Company (present post)	44,000 Shares
6	Shinichi Morita (Mar.31,1942)	Apr.1964- entered Kawasaki Aircraft Co., Ltd. (At present Kawasaki Heavy Industries, Ltd.) Jul.1998- Senior Manager , Planning Office of Consumer Products & Machinery Group Feb.2000- Senior Manager , Corporate Planning Office Jun.2000- Director Senior Manager , Corporate Planning Office In charge of Public Relations Dept. and Subsidiary Company Control Office Apr.2001- Managing Director Senior Manager, Corporate Planning Dept. Oct.2001- Senior Manager, Corporate Planning Dept Vice President, Consumer Products & Machinery Company Jan.2002- Vice President, Consumer Products & Machinery Company Apr.2002- President, Consumer Products & Machinery Company (present post) [Representation in other companies] President , Kawasaki Machine Systems, Ltd. President , Kawasaki Motors Corporation Japan	45,000 Shares

No.	Name (Date of Birth)	Brief Personal Record [Representation in other company]	Shares of the company
7	Mikihiko Nakayama (Oct.2,1941)	Apr.1965- entered Kawasaki Heavy Industries, Ltd. Jun.1997- Senior Manager, Central Technical Office, Ship Group Apr.1999- General Manager, Kobe Shipyard Apr.2001- Executive Officer General Manager, Kobe Shipyard, Shipbuilding Company Jun.2002- Managing Director General Manager, Corporate Technology Div. Overall Administration of Intellectual Property Department (present post)	135,000 Shares
8	Masatoshi Terasaki (Nov.18,1942)	Apr.1966- entered Kawasaki Heavy Industries, Ltd. Jun.1997- Senior Manager, Labor Department Apr.2001- Executive Officer Senior Manager, Personal & Labor Administration Department Apri.2002- Senior Manager, Corporate Planning Department Jun.2002-Managing Director Senior Manager, Corporate Planning Department Apri.2003- Senior Manager, Corporate Planning Department In charge of Administration of Finance & Accounting, Legal Department (present post)	39,000 Shares
9	Shuichi Tadokoro (Oct.27,1940)	Apr.1964- entered Kawasaki Heavy Industries, Ltd. Apr.1998- Senior Manager , Planning & Control Office , Ship & Rolling Stock Group Apr.1999- General Manager, Ship Div. Jun.1999- Director General Manager , Ship Div. Apr.2001- Managing Director President, Shipbuilding Company Oct.2002- Director President, Kawasaki Shipbuilding Corporation (present post) [Representation in other companies] President, Kawasaki Shipbuilding Corporation	38,000 Shares

No.	Name (Date of Birth)	Brief Personal Record [Representation in other company]	Shares of the company
10	Takashi Yoshino (May 29,1943)	Apr.1969- entered Kawasaki Heavy Industries, Ltd. Apr.1999- General Manager, Machinery Div. Apr.2001- Executive Officer Vice President, Gas Turbine & Machinery Company(In charge of Technology & Quality Assurance) General Manager, Machinery Div. Apr.2002- Vice President, Gas Turbine & Machinery Company General Manager, Gas Turbine Research & Development Center General Manager, Machinery Div. Apr.2003- President , Gas Turbine & Machinery Company (present post)	13,000 Shares
11	Tadaharu Ohashi (Nov.9,1944)	Apr.1969- entered Kawasaki Heavy Industries, Ltd. Oct.1997- President, Kawasaki Rail Car, Inc. Apr.2001- Executive Officer Vice President, Rolling Stock, Construction Machinery & Crushing Plant Company Apr.2003- President , Rolling Stock, Construction Machinery & Crushing Plant Company (present post)	14,000 Shares

(Notes) The candidate, Masamoto Tazaki is Chairman of JADC (Japan Aircraft Development Corporation) and Chairman of SMGT (Technological Research Association of Super Marine Gas Turbine), with both which the company engages in following transaction s.

1.JADC

- Debt guarantee to banks from which JADC borrows.
- The acceptance of research and development work of Airframe for civilian airplane.
- Payment of a portion of the expense for the above project.

2.SMGT

- The acceptance of research and development work of gas turbines of ships.
- Payment of a portion of the expense for the above project.

There is no special interest relationship between the Company and the other candidates.

No.5: Election of 1 Corporate auditor.

As Mr. Mitsugi Maeda's term will expire at the end of this ordinary general meeting of shareholders, it is proposed that 1 Corporate auditor be newly elected.

The candidate for Corporate auditor is as follows :

Name (Date of Birth)	Brief Personal Record	Shares of The company
Mitsugi Maeda (Feb. 28,1922)	Apr.1965- Lawyer (present post) Jun.2000- Corporate Auditor (present post)	11,000 shares

There is no special interest between the Company and the candidate.

No.6: Retirement bonus for retiring Directors.

Directors, Yoshiro Inoue and Kengo Yamashita will retire at the end of this ordinary general meeting of shareholders . In appreciation of their service during their terms in office, it is proposed to pay them a retirement bonus according to the standards of the Company. Additionally, it is proposed that the exact amount, date, and manner of payment for the retiring Directors are entrusted to the Board of Directors .

Brief personal records of each of the retiring Directors are as follows :

Name	Brief Personal Records
Yoshiro Inoue	Jun.1993- Director Jun.1997- Managing Director Jun.1999- Executive Managing Director Jun.2000- Executive Vice President Apr.2003- Director (present post)
Kengo Yamashita	Jun.2000- Director Apr.2000- Managing Director Apr.2003- Director (present post)

-END-

(Attachment)

Condensed Non-consolidated Balance Sheet

(As of March 31, 2003)

	(In millions of yen)	In Thousands of U.S.dollars
Assets :		
Current assets	593,512	4,937,706
Property, plant and equipment	135,295	1,125,580
Other non-current assets	123,884	1,030,648
Total assets	852,691	7,093,934
Liabilities and shareholders' equity :		
Current liabilities	477,561	3,973,051
Long-term liabilities	228,636	1,902,128
Shareholders' equity	146,494	1,218,755
Total liabilities and shareholders' equity	852,691	7,093,934

Condensed Non-consolidated Statement of Income

(For the year ended March 31, 2003)

	(In millions of yen)	In Thousands of U.S.dollars
Net sales	894,716	7,443,560
Cost of sales	814,948	6,779,932
Gross profit	79,768	663,628
Selling, general and administrative expenses	63,433	527,726
Operating profit	16,335	135,902
Other income (expenses)	(7,083)	(58,932)
Profit before income taxes	9,252	76,970
Income taxes		
Current	(6,763)	(56,268)
Deferred	3,569	29,697
Net profit	6,058	50,399

(Note) Japanese Yen is translated into U.S. Dollars at the rate of 120.2 Yen per dollar, the exchange rate at March 31, 2003.

EXHIBIT 4

平成15年6月27日

株　主　各　位

神戸市中央区東川崎町3丁目1番1号
（本社事務所）
神戸市中央区東川崎町1丁目1番3号
川崎重工業株式会社
取締役社長　田　﨑　雅　元

第180期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお喜び申しあげます。

さて、本日開催の当社第180期定時株主総会において、下記のとおり報告ならびに決議されましたので、ご通知申しあげます。

敬　具

記

報告事項　第180期（平成14年4月1日から平成15年3月31日まで）営業報告書、貸借対照表および損益計算書報告の件

本件は、上記計算書類の内容を報告いたしました。

第1号議案　第180期利益処分案承認の件

本件は、原案どおり承認可決され、利益配当金は1株につき2円と決定いたしました。

第2号議案　利益準備金減少の件

本件は、原案どおり、商法第289条第2項の規定に基づき、当社の利益準備金15,997,672,187円の全額を減少し、剰余金に振替えることとして、承認可決されました。

第3号議案　定款一部変更の件

本件は、原案どおり、株券失効制度の創設、単元未満株式の買増し制度の導入、株主総会における特別決議の定足数要件の変更および監査役の任期の伸長に関し、所要の変更を行なうこととして、承認可決されました。

第4号議案　取締役11名選任の件

本件は、原案どおり田﨑雅元、西村　正、佐伯武彦、須郷　隆、前田卓也、森田進一、中山幹彦、寺崎正俊、田所修一の９名が再選され重任し、新たに吉野　隆、大橋忠晴の２名が選任され就任いたしました。

第5号議案　監査役１名選任の件

本件は、原案どおり前田　貢が再選され重任いたしました。

第6号議案　退任取締役に退職慰労金贈呈の件

本件は、退任取締役 井上義郎、山下健悟の両氏に対し、当社の定める一定の基準に従い、退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法の決定は、取締役会に一任することに承認可決されました。

以　上

本定時株主総会終了後開催の取締役会において、次のとおり役付取締役が選任され就任いたしました。

取締役社長（代表取締役）	田﨑雅元	常務取締役（代表取締役）	森田進一
取締役副社長（代表取締役）	西村　正	常務取締役（代表取締役）	中山幹彦
取締役副社長（代表取締役）	佐伯武彦	常務取締役（代表取締役）	寺崎正俊
常務取締役（代表取締役）	須郷　隆	常務取締役（代表取締役）	吉野　隆
常務取締役（代表取締役）	前田卓也	常務取締役（代表取締役）	大橋忠晴

また、監査役の互選により、常勤の監査役は次のとおり決定いたしました。

監査役	西尾常光	監査役	和田義次

当社は、貸借対照表および損益計算書を、定款紙での決算公告に代えて、ホームページに掲載しております。

ホームページアドレスは次のとおりです。

http://www.khi.co.jp/

June 27, 2003

Dear Shareholders

Masamoto Tazaki
President
Kawasaki Heavy Industries, Ltd.
1-1 Higashikawasaki-cho 3chome,
Chuo-ku, Kobe

RESOLUTIONS OF GENERAL MEETING OF SHAREHOLDERS

We inform you of the resolutions of the 180th Ordinary General Meeting of Shareholders of Kawasaki Heavy Industries, Ltd. held in Kobe on June 27, 2003 as follows:

Reported:

Business report, Balance Sheet and Income Statement for the 180th business term (from April 1 ,2002 to March 31 , 2003) were reported.

Resolutions:

No.1: Approval of proposed Appropriation of Retained Earnings for the 180th business term

This proposal was approved as originally proposed. The dividend per ordinary share was determined to be ¥2.00.

No.2: Reduction of the legal reserve of retained earnings

This proposal for the entire amount (¥15,997,672,187) of the earned surplus be transferred to retained earnings pursuant to Article 289 (2) of the Commercial Code of Japan was approved as originally proposed.

No.3: Amendment to the Articles of Incorporation

This proposal to make the necessary amendments as follows was approved as originally proposed:

- Creating a system for invalidating share certificates.
- Creating a system for the additional purchase of shares constituting less than one round lot.
- Changing the requirement for a quorum of special resolutions.
- Extending the term of office for Corporate auditors.

No.4: Election of 11 Directors

The following 11 Directors were elected and have taken office:
Masamoto Tazaki, Tadashi Nishimura, Takehiko Saeki, Takashi Sugoh, Takuya Maeda, Shinichi Morita, Mikihiko Nakayama, Masatoshi Terasaki, Shuichi Tadokoro, Takashi Yoshino, Tadaharu Ohashi

No.5: Election of 1 Corporate auditors

Corporate auditor Mitsugi Maeda was elected and have taken office.

No.6: Retirement bonus for retiring Directors

It was approved as originally proposed that Retirement bonus be paid for Messrs. Yoshiro Inoue and Kengo Yamashita according to the standards of the Company, and that the exact amount, date and manner of payment for the retiring Directors be entrusted to the Board of Directors.

This translation has been prepared solely for the convenience of shareholders.

-END-

EXHIBIT 5

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO.2003007 2003年5月9日

平成１５年３月期　決算短信（連結）

川崎重工は、平成15年3月期決算（平成14年4月1日～平成15年3月31日）について、つぎのとおりお知らせいたします。

15年3月期決算概要

注）2003年5月22日にリリースした訂正箇所について修正後のものです。

連結決算

（単位：億円）

	当連結会計年度（15年3月期）	前連結会計年度（14年3月期）	増　減
受　注　高	12,274	10,347	1,926
売　上　高	12,395	11,445	950
営業利益	305	313	△ 7
経常利益	162	142	20
税引前当期純利益	172	159	12
当期純利益	130	62	67
1株当たり当期純利益	9.34円	4.51円	4.82円
総　資　産	11,491	12,550	△ 1,059
株主資本	1,745	1,677	68
営業活動によるｷｬｯｼｭﾌﾛｰ	567	607	△ 40
投資活動によるｷｬｯｼｭﾌﾛｰ	△ 268	△ 280	12
フリーキャッシュフロー	299	327	△ 27
財務活動によるｷｬｯｼｭﾌﾛｰ	△ 596	△ 185	△ 410

単独決算

（単位：億円）

	当期（15年3月期）	前期（14年3月期）	増　減
受　注　高	9,153	8,250	903
売　上　高	8,947	9,146	△ 199
営業利益	163	252	△ 89
経常利益	74	120	△ 45
税引前当期純利益	92	135	△ 43
当期純利益	60	78	△ 18
1株当たり当期純利益	4.33円	5.65円	△ 1.31円
1株当たり配当金	2.0円	0.0円	2.0円
総　資　産	[illegible]	10,172	△ 1,645

平成 15年 3月期　決算短信 (連結)

平成 15年 5月 9日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①

コード番号 7012　(URL http://www.khi.co.jp/)　他２証券取引所

代表者　役職名 取締役社長　氏名 田﨑　雅元　本社所在都道府県

問合せ先責任者　役職名 財務経理部長　氏名 佐藤　提員　兵庫県

問合せ先窓口　広報室　TEL (03) 3435 - 2130

決算取締役会開催日　平成 15年 5月 9日

米国会計基準採用の有無　無

1．15年 3月期の連結業績（平成 14年 4月 1日 ～ 平成 15年 3月 31日）

(1)連結経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	1,239,598	8.3	30,543	△ 2.4	16,273	14.5
14年 3月期	1,144,534	7.9	31,310	602.0	14,208	-

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	13,022	107.3	9.34	8.83	7.6	1.3	1.3
14年 3月期	6,281	-	4.51	4.37	3.7	1.1	1.2

(注)①持分法投資損益　15年 3月期　△466 百万円　14年 3月期　378 百万円

②期中平均株式数（連結）　15年 3月期 1,390,344,511 株　14年 3月期 1,390,587,928 株

③会計処理の方法の変更　無

④売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)連結財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	1,149,160	174,584	15.1	125.55
14年 3月期	1,255,074	167,730	13.3	120.61

(注)期末発行済株式数（連結）　15年 3月期 1,390,230,242 株　14年 3月期 1,390,570,341 株

(3)連結キャッシュ･フローの状況

	営業活動によるキャッシュ・フロー	投資活動によるキャッシュ・フロー	財務活動によるキャッシュ・フロー	現金及び現金同等物期末残高
	百万円	百万円	百万円	百万円
15年 3月期	56,769	△ 26,826	△ 59,600	59,837
14年 3月期	60,793	△ 28,089	△ 18,588	89,776

(4)連結範囲及び持分法の適用に関する事項

連結子会社数 104 社　持分法適用非連結子会社数 0 社　持分法適用関連会社数 15 社

(5)連結範囲及び持分法の適用の異動状況

連結（新規）5 社 （除外）6 社　持分法（新規）0 社 （除外） 2 社

2．16年 3月期の連結業績予想（ 平成 15年 4月 1日 ～ 平成 16年 3月 31日 ）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	520,000	△ 5,000	△ 5,000
通期	1,170,000	14,000	8,000

（参考）1株当たり予想当期純利益（通期）　5円 75銭

＊連結＊

1. 企業集団の状況

当グループは、当社、子会社107社及び関連会社27社により構成されており、当社を中心として船舶事業、車両事業、航空宇宙事業、ガスタービン・機械事業、プラント・環境・鉄構事業、汎用機事業及びその他事業を営んでおります。なお、これらの７事業区分は事業の種類別セグメントの区分と同一であります。当グループの主な事業内容と当社及び主要関係会社の位置付けを概説すれば以下のとおりとなります。

[主な事業内容]

船舶事業

船舶等の製造・販売

車両事業

鉄道車両、土木建設機械、除雪機械、破砕機等の製造・販売

航空宇宙事業

航空機等の製造・販売

ガスタービン・機械事業

ジェットエンジン、汎用ガスタービン、原動機、油圧機器等の製造・販売

プラント・環境・鉄構事業

産業機械、ボイラ、環境装置、鋼構造物等の製造・販売

汎用機事業

二輪車、四輪バギー車（ATV)、多用途四輪車、パーソナルウォータークラフト（「ジェットスキー」)、汎用ガソリンエンジン、産業用ロボット等の製造・販売

その他事業

防災機器、医療機器等の製造・販売、商業、販売・受注の仲介・斡旋、福利施設の管理等

[当社及び主要関係会社の位置付け]

船舶事業

（株）川崎造船（連結子会社）で製造・販売を行っているほか、南通中遠川崎船舶工程有限公司（関連会社）が独自に船舶の製造・販売を行っております。

車両事業

当社で製造・販売を行っているほか、海外向鉄道車両についてはKawasaki Rail Car, Inc.（連結子会社）が一部の製造・販売を、Kawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）が一部の製造を行っております。また、Kawasaki Construction Machinery Corp. of America（連結子会社）が土木建設機械等の製造の一部及び販売を、（株)カワサキマシンシステムズ（連結子会社）ほかが土木建設機械等の販売を担当しております。

航空宇宙事業

当社で製造・販売を行っているほか、日本飛行機(株)（関連会社・平成15年4月1日に完全子会社化）が独自に製造・販売ならびに製造の一部分担を行っております。

ガスタービン・機械事業

当社で製造・販売を行っているほか、（株）カワサキプレシジョンマシナリ（連結子会社）が油圧装置の製造・販売を行っております。また、川重冷熱工業(株)（連結子会社）がボイラ及び空調機器の製造・販売を独自に行い、(株)カワサキマシンシステムズ（連結子会社）が汎用ガスタービンの販売を行っております。

プラント・環境・鉄構事業

＊連結＊

汎用機事業

当社で製造・販売を行っているほか、製造については二輪車、四輪バギー車（ATV)、パーソナルウォータークラフト、汎用ガソリンエンジン、産業用ロボット等の一部をKawasaki Motors Manufacturing Corp., U.S.A.（連結子会社）ほかがそれぞれ製造しております。更に販売面においては、国内向二輪車ほかを(株)カワサキモータースジャパン（連結子会社）が、産業用ロボットの販売を(株)カワサキマシンシステムズ（連結子会社）が、海外向二輪車ほかをKawasaki Motors Corp., U.S.A.、Kawasaki Motors Europe N.V.（いずれも連結子会社）ほかが、海外向産業用ロボットをKawasaki Robotics（U.S.A.）Inc.（連結子会社）ほかがそれぞれ販売しております。

その他事業

川重防災工業(株)（連結子会社）が防災機器、医療機器等の製造・販売を行っているほか、川重商事(株)、川崎興産（株）（いずれも連結子会社）ほかが商業を、Kawasaki Heavy Industries（U.S.A.）Inc.、Kawasaki Heavy Industries（U.K.）Ltd.（いずれも連結子会社）ほかが海外における販売・受注の仲介・斡旋等の業務を行っております。また、上記のほか川重不動産(株)、川崎食品産業（株）（いずれも連結子会社）ほかが福利施設管理等の諸事業を営んでおります。

以上で述べた事項を事業系統図によって示すと、次頁のとおりであります。

連結

事業系統図

	製造・販売	製造	販売	付帯関連事業
船舶	川崎重工業株式会社	(株)川崎造船		川重神戸サポート(株)
		南通中遠川崎船舶工程有限公司		
車両		Kawasaki Rail Car, Inc.		川重車両コンポ(株)
		Kawasaki Construction Machinery Corp. of America		川重車両テクノ(株)
		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキマシンシステムズ	
航空宇宙		日本飛行機(株) (注4)		(株)ケージーエム
				川重岐阜エンジニアリング(株)
ガスタービン・機械		(株)カワサキプレシジョンマシナリ		
		川重冷熱工業(株) (注3)		
		Kawasaki Precision Machinery (U.K.) Limited		
			(株)カワサキマシンシステムズ	
プラント・環境・鉄構		川重工事(株)		川崎エンジニアリング(株)
				大阪動力工業(株)
汎用機		Kawasaki Motors Manufacturing Corp., U.S.A.	(株)カワサキモータースジャパン	
			(株)カワサキマシンシステムズ	
			Kawasaki Motors Corp., U.S.A.	
			Kawasaki Motors Europe N.V.	
			Kawasaki Motors Enterprise (Thailand) Co., Ltd.	
			Kawasaki Robotics (U.S.A) Inc.	

その他		川重防災工業(株) (注2)		
		(商業)	(受注仲介)	(その他)
		川崎興産(株)	Kawasaki Heavy Industries (U.S.A.) Inc.	川重不動産(株)
		川重商事(株)	Kawasaki Heavy Industries (U.K.) Ltd.	川崎食品産業(株)

(注) 1. 実線枠は連結子会社、点線枠は持分法関連会社であり、主要な会社のみ記載している。
2. 川重防災工業(株)は東証2部および大証2部に上場している。
3. 川重冷熱工業(株)はJASDAQに上場している。
4. 日本飛行機(株)は平成15年3月26日に東証1部上場廃止となり、同年4月1日に当社の完全子会社となった。

2. 経営方針および経営成績

（1）経営方針

〔経営の基本方針および経営目標〕

当グループは、先端技術をもって陸・海・空にわたる新しい価値を創造し社会の発展に貢献するという理念の下、技術やブランドで差別化された優れた製品・サービスを顧客に提供することにより顧客満足度の向上を図り、企業価値を高めるとともに、株主をはじめ顧客、従業員、地域社会の期待に応えていくことを経営の基本方針としております。

この基本方針の下、事業環境の変化に適応した事業構造への転換により高収益体質を確立し、持続的な成長軌道に乗せることを目指して、投下資本利益率（ＲＯＩＣ）９％（税引き前）以上の達成を中期経営計画の具体的目標として掲げております。目標達成年度は、国内景気の長期低迷、想定を上回る公共事業の縮小、航空需要の低迷等の経営環境の著しい変化、並びに大型プロジェクトの期ずれ等により、中計策定当初に設定した２００４年度から２年遅れになる見通しですが、目標の達成へ向けて、引き続き事業の選択と集中､収益力向上のためのビジネスモデルの変革､経営スタイルの変革等を柱とする事業構造改革に取り組んでいるところであります。

また当グループは、タイムリーな情報開示を通して透明性の高い経営を目指すとともに、経営環境の変化に迅速に対応するため、社内カンパニー制・執行役員制を採用し、権限委譲を進める一方で、取締役会において経営計画を含む重要事項の意志決定と業務執行の監督を行っております。また全監査役が、取締役会および執行役員会に出席するとともに、重要書類を監査役閲覧に付すなど、監査機能の充実を図っております。

〔会社の対処すべき課題〕

内外ともに当面厳しい経営環境を想定せざるを得ませんが、こうした中にあっても、安定的な収益基盤を確立し、持続的成長を果たすことによって企業価値を高めていくために、引き続き事業の構造改革や収益力強化のための諸施策を着実に推進していきます。

平成１５年度については､コストダウンや品質の向上をはじめとする不断の製品競争力の強化に加えて、質主量従型経営の方針の下、技術やブランドで差別化された製品・サービスの提供、さらにビジネスモデルの見直しによって収益力を強化するとともに、事業構造の改革についても継続的に取り組み、安定的な収益を上げ得る経営基盤の確立を目指しています。

また、事業の選択と集中についても、今後の成長が期待される航空宇宙事業、汎用機事業、車両事業、ガスタービン・機械事業の中核・育成事業を中心に経営資源を重点投入し、収益の柱として強化していきます。

この一環として、航空宇宙事業では、防衛庁向け次期固定翼哨戒機・次期輸送機開発の主担当企業として当社が指名されたのを機に、開発体制を充実させ、さらに中長期的視点に立った航空機生産工場の整備を進めるとともに、本年４月に日本飛行機株式会社を株式交換により当社の完全子会社とし、グループ全体としての開発・生産・整備体制を効率化していきます。

汎用機事業では、商品競争力を高めるため開発体制を強化し、積極的に新機種を投入するとともに、スズキ株式会社との提携を深化させ、二輪車の相互ＯＥＭ供給や、部品の共通化・共同購入などに加え、共同開発を推進し、収益力の一層の向上を図っていきます。

海外展開を強化しています。また国内では、台車事業や、部品・メンテナンス等の周辺事業を強化し、収益力の向上を図っていきます。

ガスタービン・機械事業では、電力の自由化等に伴う分散型発電の需要拡大を背景にして、２万ｋＷクラスまでのラインアップを完成し、自社開発の強みを活かしながら、サービス・メンテナンスまでも視野に入れた事業展開を強化しています。また、国内市場に続き、海外市場についても積極的に展開していきます。

一方、船舶事業およびガスタービン・機械事業の精機部門については、事業運営のフレキシビリティーを一層高め、効率的な事業運営を行うため、昨年１０月をもって株式会社川崎造船、株式会社カワサキプレシジョンマシナリとして分社しました。これにより、確固たる自立体制の下で競争力の向上を図り、川崎重工グループ全体としての収益力を一層高めていきます。

また、車両事業の破砕機部門については、本年４月に株式会社神戸製鋼所と営業・設計部門を統合した合弁会社を設立しました。受注量の拡大を図るとともに、経営の効率化に向けて製造部門を含めた将来の事業統合についても協議を進めています。

さらに、民間設備投資の低迷、公共投資の削減等により、依然として厳しい事業環境に直面しているプラント・環境・鉄構事業については、人員のスリム化や諸経費の削減による固定費の削減等、損益分岐点の一層の引き下げに取り組んでいます。その一環として、鉄構部門の野田工場を本年９月末をもって閉鎖して播磨工場に集約するなど、市場規模の縮小に対応した生産体制の見直しも行なっています。

当グループは、このように事業環境の変化に適応させるべく中期経営計画に沿って諸施策を着実に実行することによって持続的成長を遂げ、企業価値の増大を図っていきます。

（２）経営成績

１）当期の連結業績の概況

当期におけるわが国経済は、公共投資の抑制が続く中、不良債権処理問題の長期化など景気回復へ向けた足取りの重さや、失業率の高止まりと所得の伸び悩みによる個人消費の低迷などにより民間設備投資も回復せず、極めて低調に推移しました。

このような経営環境の下、当社は積極的に営業活動を展開した結果、連結受注高は大口受注のあった車両事業、プラント・環境・鉄構事業を中心に増加し１兆 2,274 億円と前期を 1,926 億円上回りました。

また、当期の連結売上高については船舶事業、車両事業、汎用機事業を中心に増加し、前期を 950 億円上回る１兆 2,395 億円となりました。

利益面につきましては、安定的な収益基盤確立に向けた諸施策を推進した結果、当期の営業利益は 305 億円とほぼ前期並みとなり、経常利益は 162 億円と前期比 20 億円増加しました。

当期純利益につきましては、固定資産の売却益など 52 億円を特別利益に、鉄構事業の生産拠点集約に伴う事業構造改善費用など 43 億円を特別損失にそれぞれ計上した結果、130 億円と前期比 67 億円の増加となりました。

連結キャッシュ・フローにつきましては、当期の営業活動において 567 億円の資金の純増（前期は 607 億円の純増）となりました。また、投資活動においては、設備投資などにより 268 億円の資金の純減（前期は 280 億円の純減）、財務活動では、借入債務の圧縮を進めたことで 596 億円の資金の純

減（前期は185億円の純減）となりました（フリーキャッシュフローは299億円の資金の純増)。これらの結果、当期の現金及び現金同等物期末残高は、前期末に比べ299億円減少し598億円となりました。

なお、当期の単独業績につきましては、受注高9,153億円、売上高8,947億円、経常利益74億円、当期純利益60億円となりました。

当社は将来の成長に備え収益力と経営基盤の強化･拡充を図るため、内部留保の充実に配慮しつつ、株主の皆様へ安定的な配当を継続することを基本方針としております。当期は前期に引き続き利益を計上しましたので利益水準・経営環境等を勘案し、1株あたり2円を配当させていただく予定であります。

当期の連結セグメント別の業績は、以下のとおりであります。

（単位：億円）

事業種類別セグメント	当期（15年3月期）		前期（14年3月期）		(参考)受注高	
	売上高	営業損益	売上高	営業損益	当期（15年3月期）	前期（14年3月期）
船舶	1,054	14	924	55	1,109	1,061
車両	1,647	54	1,217	4	1,766	825
航空宇宙	1,548	60	1,610	138	1,630	1,516
ガスタービン･機械	1,810	60	1,715	54	1,578	1,586
プラント･環境･鉄構	2,190	△ 42	2,206	△ 6	2,082	1,601
汎用機	3,180	134	2,812	51	3,180	2,812
その他	963	22	958	14	927	944
合計	12,395	305	11,445	313	12,274	10,347

(注)売上高はセグメント間取引控除後の対外部顧客売上高

船舶事業

連結受注高は、ＬＰＧ船４隻、ＬＮＧ船３隻、ばら積み貨物船５隻の計12隻を受注した結果、1,109億円と前期を上回りました。

連結売上高はＬＰＧ船、ばら積み貨物船、コンテナ船、潜水艦等の計上により、前期を129億円上回る1,054億円となりましたが、営業利益は為替レート悪化の影響などにより前期比41億円減の14億円となりました。

車両事業

連結受注高は、国内向けでＪＲ各社向けならびに私鉄公営交通向け鉄道車両が増加したことに加え、海外向けでもニューヨーク市交通局向け次世代地下鉄車両や台湾向け新幹線軌道工事の大口受注があったため、1,766億円と大幅に増加しました。

連結売上高は、私鉄・公営向け電車など国内向け鉄道車両やニューヨーク市交通局向け地下鉄電車の納入が増加したことなどにより1,647億円となり、営業利益も54億円と大きく増加しました。

航空宇宙事業

連結受注高は、防衛庁より次期固定翼哨戒機・次期輸送機の国産開発について主契約企業として受

＊連結＊

連結売上高は、次期固定翼哨戒機・次期輸送機の開発作業開始により防衛庁向けは増加しましたが、民需が米国同時多発テロ以降の需要低迷の影響で、ボーイング社向け分担製造品などを中心に減少したため、事業全体では 1,548 億円と前期を 62 億円下回りました。営業利益も売上高の減少に為替レートの悪化も加わり 60 億円と大きく減少しました。

ガスタービン・機械事業

連結受注高は、防衛庁からヘリコプタ用エンジン、デイーゼル主機関などを受注したほか内外顧客から中小型ガスタービン発電設備、舶用蒸気タービン主機関、V2500・トレント等の民需航空機用エンジン分担製造品を受注し 1,578 億円とほぼ前期並みとなりました。

連結売上高は、舶用蒸気タービン主機関の納入が増加したこと、精機部門の売上が拡大したことで 1,810 億円と前期を 94 億円上回り、営業利益も 60 億円と 6 億円の増益となりました。

プラント・環境・鉄構事業

連結受注高は、都市ごみ焼却設備、イラン向けアンモニア・肥料プラント、バンコク新空港向け旅客手荷物処理設備などの大口案件を受注したため 2,082 億円と前期比 481 億円増加しました。

連結売上高は、各地方自治体向け都市ごみ焼却設備は減少しましたが、ブラジル向けコンバインドサイクル発電設備等を売上計上し、事業全体では 2,190 億円とほぼ前期並みとなりました。営業損益は、厳しい事業環境の中採算確保に努めたものの、採算面で厳しい案件が残り、42 億円の赤字となりました。

汎用機事業

連結売上高は、米国市場で二輪車、ＡＴＶ（四輪バギー車）、産業用ロボットの販売が拡大したことに加え、欧州・国内向けも回復したことから 3,180 億円と前期比 368 億円の増加となりました。営業利益は、売上高の増加に加えニューモデルを中心とした原価低減や販売経費の効率化等が寄与し、前期比 82 億円増の 134 億円となりました。

2）平成15 年度の連結業績見通し

国内外の経営環境は当面厳しい状況が継続するものと予想していますが、当社は将来に向けて持続的成長軌道に乗せることを経営の最重要課題とし、安定的経営基盤の確立に向けて収益力の一層の強化を図ってまいります。

連結売上高については、前年度と比べて車両事業、プラント・環境・鉄構事業などにおいて減少が見込まれるため、約 6%減の 1 兆 1,700 億円となる見通しであります。

利益面については，経営全般にわたる収益改善諸施策を強力に推進することにより、連結経常利益は 140 億円、連結当期純利益は 80 億円となる見通しであります。

なお、単独業績については、売上高 7,700 億円、経常利益 80 億円、当期純利益 60 億円となる見通しであります。

本業績見通しにおける為替レートは、１ドル＝120 円、１ユーロ＝123 円を前提としております。

【 補足-1】

平成16年3月期業績見通し 補足資料

1．全社見通し

(単位：億円)

	16年3月期見通し		15年3月期実績		増　減		14年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
売上高	11,700	7,700	12,395	8,947	△ 695	△ 1,247	11,445	9,146
営業損益	260	150	305	163	△ 45	△ 13	313	252
経常損益	140	80	162	74	△ 22	6	142	120
当期純損益	80	60	130	60	△ 50	-	62	78

	16年3月期見通し		15年3月期実績		増　減		14年3月期実績	
	連結	単独	連結	単独	連結	単独	連結	単独
受注高	12,000	8,000	12,274	9,153	△ 274	△ 1,153	10,347	8,250
ROIC（税引前）	4.2%		4.6%		△ 0.4%		4.3%	
研究開発費	310	280	309	292	1	△ 12	296	287
設備投資額	420	280	351	240	69	40	331	186
減価償却費	330	180	315	189	15	△ 9	319	210
期末従業員数	29,800	11,200	28,642	11,568	1,158	△ 368	28,936	14,067
（うち海外従業員）	(5,200)		(5,123)		(77)		(5,048)	

(注)
- 16年3月期見通し 前提為替レート：120円/US$、123円/ユーロ
- ROIC（税引前）＝（税引前損益+支払利息）／投下資本
- 設備投資額は有形・無形固定資産の新規計上額、減価償却費は有形・無形固定資産の減価償却実施額
- 研究開発費は発生ベース、汎用機の改良研究費を含む。

2．セグメント（部門）別見通し

①連結見通し

(a) 売上損益

(単位：億円)

事業セグメント	16年3月期見通し		15年3月期実績		増　減		14年3月期実績	
	売上高	営業損益	売上高	営業損益	売上高	営業損益	売上高	営業損益
船　舶	1,000	30	1,054	14	△ 54	16	924	55
車　両	1,300	20	1,647	54	△ 347	△ 34	1,217	4
航空宇宙	1,700	20	1,548	60	152	△ 40	1,610	138
ガスタービン・機械	1,400	40	1,810	60	△ 410	△ 20	1,715	54
プラント・環境・鉄構	2,000	20	2,190	△ 42	△ 190	62	2,206	△ 6
汎 用 機	3,000	110	3,180	134	△ 180	△ 24	2,812	51
そ の 他	1,300	20	963	22	337	△ 2	958	14
合　計	11,700	260	12,395	305	△ 695	△ 45	11,445	313

(b) 受注高

(単位：億円)

事業セグメント	16年3月期見通し	15年3月期実績	増減	14年3月期実績
船　舶	1,000	1,109	△ 109	1,061
車　両	1,300	1,766	△ 466	825
航空宇宙	2,100	1,630	470	1,516
ガスタービン・機械	1,200	1,578	△ 378	1,586
プラント・環境・鉄構	2,000	2,082	△ 82	1,601
汎 用 機	3,000	3,180	△ 180	2,812
そ の 他	1,400	927	473	944
合　計	12,000	12,274	△ 274	10,347

②単独見通し

(a) 売上高・受注高

(単位：億円)

事業セグメント	16年3月期見通し		15年3月期実績		増 減		14年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
船 舶	-	-	476	727	△ 476	△ 727	899	1,036
車 両	1,000	1,100	1,038	1,375	△ 38	△ 275	925	714
航空宇宙	1,400	1,900	1,532	1,614	△ 132	286	1,586	1,491
ガスタービン・機械	1,300	1,100	1,519	1,251	△ 219	△ 151	1,623	1,498
プラント・環境・鉄構	2,000	1,900	2,133	1,937	△ 133	△ 37	2,089	1,488
汎 用 機	2,000	2,000	2,247	2,247	△ 247	△ 247	2,020	2,020
合 計	7,700	8,000	8,947	9,153	△ 1,247	△ 1,153	9,146	8,250
輸 出 高	3,600	3,500	4,023	4,614	△ 423	△ 1,114	4,063	3,719
輸出比率	46.8%	43.8%	44.9%	50.4%			44.4%	45.0%

(b) 輸出売上高・受注高

(単位：億円)

事業セグメント	16年3月期見通し		15年3月期実績		増 減		14年3月期実績	
	売上高	受注高	売上高	受注高	売上高	受注高	売上高	受注高
船 舶	-	-	299	538	△ 299	△ 538	622	452
車 両	300	450	363	669	△ 63	△ 219	366	137
航空宇宙	350	300	351	331	△ 1	△ 31	499	465
ガスタービン・機械	500	350	564	348	△ 64	2	562	492
プラント・環境・鉄構	750	700	511	793	239	△ 93	306	465
汎 用 機	1,700	1,700	1,933	1,933	△ 233	△ 233	1,705	1,705
合 計	3,600	3,500	4,023	4,614	△ 423	△ 1,114	4,063	3,719

3. 連結財務諸表等

比較連結損益計算書

（単位　百万円）

科目	当連結会計年度 (平成14年4月1日から 平成15年3月31日まで)	前連結会計年度 (平成13年4月1日から 平成14年3月31日まで)	比較増減
Ⅰ 売上高	1,239,598	1,144,534	95,064
Ⅱ 売上原価	1,069,341	977,875	91,466
売上総利益	170,256	166,658	3,598
Ⅲ 販売費及び一般管理費	139,713	135,348	4,365
営業利益	30,543	31,310	△ 766
Ⅳ 営業外収益	8,423	7,244	1,179
1. 受取利息	(3,923)	(3,996)	(△ 72)
2. 受取配当金	(760)	(801)	(△ 41)
3. 持分法による投資利益	(-)	(378)	(△ 378)
4. 有価証券売却益	(877)	(109)	(767)
5. その他	(2,862)	(1,958)	(904)
Ⅴ 営業外費用	22,693	24,346	△ 1,652
1. 支払利息	(10,290)	(12,146)	(△ 1,855)
2. 為替差損	(2,452)	(4,371)	(△ 1,918)
3. 持分法による投資損失	(466)	(-)	(466)
4. その他	(9,483)	(7,828)	(1,655)
経常利益	16,273	14,208	2,064
Ⅵ 特別利益	5,265	6,542	△ 1,277
1. 固定資産売却益	(3,286)	(6,542)	(△ 3,256)
2. 子会社株式売却益	(76)	(-)	(△ 76)
3. 退職給付信託設定益	(1,902)	(-)	(△ 1,902)
Ⅶ 特別損失	4,310	4,757	△ 447
1. 不動産開発事業関連損失	(923)	(-)	(923)
2. 事業構造改善費用	(3,181)	(-)	(3,181)
3. 退職給付会計基準変更時差異償却額	(205)	(205)	(-)
4. 投資有価証券評価損失	(-)	(3,903)	(△ 3,903)
5. 関係会社投融資等評価損失	(-)	(648)	(△ 648)
税金等調整前当期純利益	17,228	15,993	1,234
法人税、住民税及び事業税	11,395	6,113	5,281
法人税等調整額	△ 7,555	3,130	△ 10,686
少数株主利益	365	467	△ 101
当期純利益	13,022	6,281	6,740

連結

比較連結剰余金計算書

（単位　百万円）

科　目	当連結会計年度 （平成14年4月1日から 平成15年3月31日まで）	前連結会計年度 （平成13年4月1日から 平成14年3月31日まで）
Ⅰ　連結剰余金期首残高	-	58,452
Ⅱ　連結剰余金減少高	-	624
1. 役員賞与	(-)	(49)
2. 持分比率変動等に伴う減少高	(-)	(575)
Ⅲ　当期純利益	-	6,281
Ⅳ　連結剰余金期末残高	-	64,109
(資本剰余金の部)		
Ⅰ　資本剰余金期首残高	24,682	-
Ⅱ　資本剰余金増加高	0	-
1. 転換社債転換に伴う増加高	(0)	(-)
Ⅲ　資本剰余金期末残高	24,682	-
(利益剰余金の部)		
Ⅰ　利益剰余金期首残高	64,109	-
Ⅱ　利益剰余金増加高	13,022	-
1. 当期純利益	(13,022)	(-)
Ⅲ　利益剰余金減少高	62	-
1. 役員賞与	(62)	(-)
Ⅳ　利益剰余金期末残高	77,069	-

（注）役員賞与は、連結子会社の役員に係るものである

＊連結＊

比較連結貸借対照表（資産の部）

（単位　百万円）

科目	当連結会計年度 （平成15年3月31日現在）	前連結会計年度 （平成14年3月31日現在）	比較増減
資産の部			
Ⅰ 流動資産	827,961	902,670	△ 74,709
1. 現金及び預金	61,184	91,344	△ 30,159
2. 受取手形及び売掛金	380,544	389,986	△ 9,441
3. たな卸資産	342,387	372,268	△ 29,881
4. 繰延税金資産	18,423	16,993	1,429
5. その他	30,597	37,970	△ 7,372
貸倒引当金	△ 5,175	△ 5,892	716
Ⅱ 固定資産	321,199	352,403	△ 31,204
1. 有形固定資産	234,352	241,516	△ 7,164
(1) 建物及び構築物	93,296	91,216	2,079
(2) 機械装置及び運搬具	60,550	65,201	△ 4,651
(3) 土地	53,429	54,115	△ 685
(4) 建設仮勘定	6,467	8,744	△ 2,276
(5) その他	20,608	22,237	△ 1,628
2. 無形固定資産	10,084	10,076	8
3. 投資その他の資産	76,761	100,810	△ 24,049
(1) 投資有価証券	46,962	76,368	△ 29,406
(2) 長期貸付金	3,830	3,965	△ 135
(3) 繰延税金資産	10,764	4,916	5,847
(4) その他	20,248	20,710	△ 462
貸倒引当金	△ 5,044	△ 5,150	106
資産合計	1,149,160	1,255,074	△ 105,913

＊連結＊

比較連結貸借対照表（負債・資本の部）

（単位　百万円）

科目	当連結会計年度 (平成15年3月31日現在)	前連結会計年度 (平成14年3月31日現在)	比較増減
負債の部			
I 流動負債	690,190	752,556	△ 62,365
1. 支払手形及び買掛金	294,768	325,663	△ 30,894
2. 短期借入金	172,168	223,112	△ 50,944
3. 未払法人税等	7,560	3,347	4,212
4. 繰延税金負債	283	320	△ 36
5. 賞与引当金	19,540	18,953	586
6. 保証工事引当金	2,302	2,479	△ 176
7. 事業構造改善費用引当金	2,259	-	2,259
8. 受注工事損失引当金	832	79	752
9. その他	190,473	178,599	11,874
(1) 前受金	100,828	111,423	△ 10,594
(2) 1年内償還社債	29,079	20,000	9,079
(3) その他	60,565	47,176	13,389
II 固定負債	278,794	329,604	△ 50,810
1. 社債	131,286	160,366	△ 29,080
2. 長期借入金	95,650	87,803	7,846
3. 繰延税金負債	2,824	4,337	△ 1,513
4. 退職給付引当金	41,350	66,770	△ 25,420
5. 役員退職慰労引当金	1,017	1,042	△ 24
6. その他	6,665	9,284	△ 2,619
負債合計	968,985	1,082,161	△ 113,175
少数株主持分	5,590	5,183	407
資本の部			
I 資本金	-	81,426	△ 81,426
II 資本準備金	-	24,682	△ 24,682
III 連結剰余金	-	64,109	△ 64,109
IV その他有価証券評価差額金	-	5,925	△ 5,925
V 為替換算調整勘定	-	△ 8,406	8,406
VI 自己株式	-	△ 6	6
資本合計	-	167,730	△ 167,730
I 資本金	81,427	-	81,427
II 資本剰余金	24,682	-	24,682
III 利益剰余金	77,069	-	77,069
IV その他有価証券評価差額金	3,671	-	3,671
V 為替換算調整勘定	△ 12,225	-	△ 12,225
VI 自己株式	△ 40	-	△ 40
資本合計	174,584	-	174,584
負債、少数株主持分及び資本合計	1,149,160	1,255,074	△ 105,913

＊連結＊

比較連結キャッシュ・フロー計算書

（単位　百万円）

科　目	当連結会計年度 (平成14年４月１日から 平成15年３月31日まで)	前連結会計年度 (平成13年４月１日から 平成14年３月31日まで)
Ⅰ　営業活動によるキャッシュ・フロー		
1. 税金等調整前当期純利益	17,228	15,993
2. 減　価　償　却　費	31,595	31,997
3. 退職給付引当金の増加額	1,954	10,182
4. 賞与引当金の増加額	603	3,478
5. 貸倒引当金の増加額または減少額（△）	△ 717	1,793
6. 受注工事損失引当金の増加額または減少額（△）	752	△ 6,516
7. 事業構造改善費用引当金の増加額	2,259	-
8. 棚卸資産処分損	1,155	-
9. 投資有価証券評価損失	909	3,903
10. 関係会社投融資等評価損失	-	648
11. 株　式　売　却　損　益	△ 954	△ 109
12. 固定資産売却損益	△ 2,052	△ 5,047
13. 退職給付信託設定益	△ 1,902	-
14. 受取利息及び受取配当金	△ 4,683	△ 4,797
15. 支　払　利　息	10,290	12,146
16. 売上債権の減少額	3,736	38,986
17. たな卸資産の増加額（△）または減少額	24,835	△ 18,809
18. その他流動資産の増加額（△）または減少額	8,955	△ 3,972
19. 仕入債務の減少額（△）	△ 26,737	△ 9,971
20. 前受金の増加額または減少額（△）	△ 10,646	6,969
21. その他流動負債の増加額または減少額（△）	13,147	△ 3,582
22. そ　の　他	△ 576	△ 110
小　計	69,154	73,183
23. 利息及び配当金の受取額	4,220	4,730
24. 利息の支払額	△ 10,120	△ 11,400
25. 法人税等の支払額	△ 6,485	△ 5,720
営業活動によるキャッシュ・フロー	56,769	60,793
Ⅱ　投資活動によるキャッシュ・フロー		
1. 定期預金（預入期間３ヶ月超）の純減少額	220	268
2. 有形固定資産取得による支出	△ 31,348	△ 31,405
3. 有形固定資産売却による収入	8,428	10,676
4. 無形固定資産取得による支出	△ 2,207	△ 2,904
5. 無形固定資産売却による収入	40	133
6. 投資有価証券取得による支出	△ 4,239	△ 6,594
7. 投資有価証券売却による収入	2,642	204
8. 短期貸付金の純増加額（△）または純減少額	△ 179	368
9. 長期貸付けによる支出	△ 1,804	△ 2,086
10. 長期貸付金の回収による収入	762	3,156
11. そ　の　他	859	93
投資活動によるキャッシュ・フロー	△ 26,826	△ 28,089
Ⅲ　財務活動によるキャッシュ・フロー		
1. 短期借入金の純増加額または純減少額（△）	△ 53,048	837
2. 長期借入れによる収入	34,128	12,938
3. 長期借入金の返済による支出	△ 20,579	△ 11,771
4. 社債の償還による支出	△ 20,000	△ 20,531
5. 自己株式取得に伴う支出	△ 1	-
6. 配当金の支払額	△ 1	△ 5
7. 少数株主への配当金の支払額	△ 98	△ 56
財務活動によるキャッシュ・フロー	△ 59,600	△ 18,588
Ⅳ　現金及び現金同等物に係る換算差額	△ 280	448
Ⅴ　現金及び現金同等物の増加額または減少額（△）	△ 29,939	14,564
Ⅵ　現金及び現金同等物の期首残高	89,776	75,211
Ⅶ　現金及び現金同等物の期末残高	59,837	89,776

連結財務諸表作成のための基本となる重要な事項

1. 連結範囲及び持分法の適用に関する事項

連結子会社数　１０４社

主要会社名：

（国内）(株)川崎造船、(株)カワサキプレシジョンマシナリ、川重商事(株)、
(株)カワサキマシンシステムズ、(株)カワサキモータースジャパン、川重冷熱工業(株)、
川重工事(株)、大阪動力工業(株)、川重防災工業(株)

（海外）Kawasaki Motors Corp., U.S.A.、Kawasaki Motors Manufacturing Corp., U.S.A.、
Kawasaki Rail Car, Inc.、Kawasaki Construction Machinery Corp. of America、
Kawasaki Motors Europe N.V.、Kawasaki Motors Enterprise (Thailand) Co., Ltd.、
Kawasaki Motors (Phils.) Corporation.

非連結子会社数　３社

関連会社数　２７社(うち持分法適用会社数　１５社　主要会社名：日本飛行機(株)、川崎設備工業(株))

2. 連結範囲及び持分法の適用の異動状況

(1) 連結範囲

（新規）　５社　(株)川崎造船、(株)明石船型研究所、(株)川崎造船検査、(株)エコ・マイニング
Kawasaki Aeronautica Do Brasil Industria Ltda.

（除外）　６社　(株)博多車両メンテナンス、(株)宇治観光、他４社

(2) 持分法適用会社

（除外）　２社　(株)明石船型研究所、(株)コミュータヘリコプタ先進技術研究所

3. 連結子会社の事業年度等に関する事項

連結子会社の決算日については、国内会社では、(株)カワサキモータースジャパンが12月31日、川重鉄構工事（株）が２月末日、海外会社では、Kawasaki Motors Corp., U.S.A.他27社が12月31日であり、連結決算日(３月31日)と異なっているが、その差異が３ヵ月を超えないため、連結財務諸表の作成に当たって、当該連結子会社は仮決算を行っていない。

4. 会計処理基準に関する事項

(1) 資産の評価基準及び評価方法

①有価証券

満期保有目的債券

主として償却原価法により評価している。

その他有価証券

・時価のあるもの

決算期末日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定）により評価している。

・時価のないもの

主として移動平均法による原価法により評価している。

なお、売買目的有価証券については保有していない。

②たな卸資産

主として個別法、移動平均法及び先入先出法による原価法により評価している。

③デリバティブ取引により生じる正味の債権債務

時価法により評価している。

(2) 減価償却資産の減価償却の償却方法

①有形固定資産

主として定率法により償却している。ただし、平成10年４月１日以降取得した建物（建物附属設備を除く）については、定額法により償却している。

②無形固定資産

定額法により償却している。

(3) 引当金の計上基準

①貸倒引当金

債権の貸倒による損失に備えるため、一般債権については主として過去の貸倒実績率による繰入額

を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。

②賞与引当金

従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。

③保証工事引当金

保証工事費用の支出に備え、過去の実績または個別の見積もりに基づき計上している。

④事業構造改善費用引当金

当連結会計年度から実施している鉄構事業の生産拠点集約により翌年度以降に発生すると見込まれる費用について、合理的に算定が可能な金額を計上している。

⑤受注工事損失引当金

年度末の未引渡工事のうち、大幅な損失が発生すると見込まれ、かつ、年度末時点で当該損失額を合理的に見積ることが可能な工事について、翌年度以降の損失見積額を計上している。

⑥退職給付引当金

従業員の退職給付に備え、当連結会計年度末の退職給付債務および年金資産（退職給付信託を含む）の見込額に基づき当連結会計年度末において発生していると認められる額を計上しており、会計基準変更時差異（130,927百万円）は、一部子会社を除き10年による按分額を費用処理している。

また数理計算上の差異は、主として10年による定額法により翌連結会計年度から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。

⑦役員退職慰労引当金

役員の退職慰労金支給に備え、主として社内規定に基づく50%相当額を計上している。

(4) 外貨建の資産又は負債の本邦通貨への換算の基準

改訂後の外貨建取引等会計処理基準(「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会　平成11年10月22日））によっている。

(5) 重要なリース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっている。

(6) ヘッジ会計の方法

①ヘッジ会計の方法

繰延ヘッジ処理を採用している。

②ヘッジ手段とヘッジ対象

ヘッジ手段	ヘッジ対象
為替予約、通貨スワップ	外貨建金銭債権・債務等(予定取引を含む)
金利スワップ、金利オプション	借入金

③ヘッジ方針

各社社内規定に基づき、為替変動リスク及び金利変動リスクをヘッジしている。

④ヘッジ有効性評価の方法

金融商品会計に関する実務指針に基づき評価している。

(7) 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっている。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産負債の評価については、全面時価評価法を採用している。

6. 連結調整勘定の償却に関する事項

連結調整勘定の償却については、発生日以後５年間の均等償却を行っている。ただし、金額的に重要性に乏しいものについては、連結剰余金増加高または減少高として処理している。

7. 利益処分項目等の取扱いに関する事項

利益処分は、連結会計年度において確定した利益処分を基礎として連結する方法（確定方式）により処理している。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金（現金及び現金同等物）は、手許資金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３ヶ月以内に償還期限の到来する短期投資からなる。

注 記 事 項

（連結損益計算書関係）

当連結会計年度 （平成14年４月１日から平成15年３月31日まで）	前連結会計年度 （平成13年４月１日から平成14年３月31日まで）
1. 固定資産売却益は、社宅跡地等の売却によるものである。 2. 子会社株式売却益は、宇治観光(株)等の株式売却益である。 3. 退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。 4. 事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用である。 5. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付債務に係る会計基準変更時差異を５年均等費用処理したものである。 6. 研究開発費の総額　15,493百万円	1. 固定資産売却益は、旧東京設計事務所の土地売却等によるものである。 2. 投資有価証券評価損失は、上場有価証券の評価減によるものである。 3. 関係会社投融資等評価損失は、関係会社に対する出資金の評価減等によるものである。 4. 退職給付会計基準変更時差異償却額は、子会社の一部において退職給付に係る積立不足である会計基準変更時差異を５年均等費用処理したものである。 5. 研究開発費の総額　16,549百万円

（連結貸借対照表関係）

当連結会計年度 （平成15年３月31日現在）	前連結会計年度 （平成14年３月31日現在）
1. 受取手形割引高は、26百万円である。	1. 受取手形割引高は、873百万円である。
2. 受取手形裏書譲渡高は、30百万円である。	2. 受取手形裏書譲渡高は、30百万円である。
3. 有形固定資産に対する減価償却累計額　526,757百万円	3. 有形固定資産に対する減価償却累計額　532,636百万円
4. 保証債務　31,526百万円	4. 保証債務　38,805百万円
5. ――――――	5. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当連結会計年度末日は金融機関の休日であったため、次の連結会計度末日満期手形が期末残高に含まれている。 受取手形　2,897百万円 支払手形　8,116百万円 設備支払手形　194百万円
6. 無形固定資産に含まれている連結調整勘定の残高は、16百万円である。	6. 無形固定資産に含まれている連結調整勘定の残高は、352百万円である。

（連結キャッシュ・フロー計算書関係）

当連結会計年度 （平成14年４月１日から平成15年３月31日まで）	前連結会計年度 （平成13年４月１日から平成14年３月31日まで）
現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　61,184百万円 預金期間が３ヶ月を超える定期預金　△1,347 現金及び現金同等物　59,837	現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　91,344百万円 預金期間が３ヶ月を超える定期預金　△ 1,567 現金及び現金同等物　89,776

＊連結＊

（有価証券）

当連結会計年度（平成14年４月１日から平成15年３月31日まで）

1.　売買目的有価証券

該当事項なし。

2.　満期保有目的の債券で時価のあるもの

該当事項なし。

3.　その他有価証券で時価のあるもの

（単位　百万円）

区分	取得原価	連結決算日における連結貸借対照表計上額	差額
連結貸借対照表計上額が取得原価を超えるもの			
株式	11,610	19,636	8,026
小計	11,610	19,636	8,026
連結貸借対照表計上額が取得原価を超えないもの			
株式	4,394	3,134	△1,260
小計	4,394	3,134	△1,260
合計	16,005	22,770	6,765

4.　当連結会計年度中に売却したその他有価証券

（単位　百万円）

種類	売却額	売却益の合計額	売却損の合計額
(1) 株式	1,669	998	△140
(2) その他	59		△35
合計	1,728	998	△175

5.　時価のない有価証券

(1) 満期保有目的の債券

（単位　百万円）

内容	連結貸借対照表計上額
非上場内国債券	25
合計	25

(2) その他有価証券

（単位　百万円）

内容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	8,956
② 優先出資証券	5,000
③ 事業団等に対する出資証券	295
合計	14,252

6.　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

（単位　百万円）

内　　　容	１　年　内	１年超５年以内	５年超10年以内	１０年　超
非上場内国債券	—	25	—	—
合　　　計	—	25	—	—

前連結会計年度（平成13年４月１日から平成14年３月31日まで）

1.　売買目的有価証券

該当事項なし。

2.　満期保有目的の債券で時価のあるもの

該当事項なし。

3.　その他有価証券で時価のあるもの

（単位　百万円）

区　　　分	取　得　原　価	連結決算日における連結貸借対照表計上額	差　　　額
連結貸借対照表計上額が取得原価を超えるもの			
株　　　式	21,402	37,411	16,009
小　　　計	21,402	37,411	16,009
連結貸借対照表計上額が取得原価を超えないもの			
(1) 株　　　式	21,706	16,262	△　5,443
(2) そ　の　他	94	80	△　14
小　　　計	21,800	16,343	△　5,457
合　　　計	43,203	53,755	10,551

4.　当連結会計年度中に売却したその他有価証券

（単位　百万円）

種　　　類	売　却　額	売却益の合計額	売却損の合計額
株　　　式	349	140	△31
合　　　計	349	140	△31

5.　時価のない有価証券

(1) 満期保有目的の債券

（単位　百万円）

内　　　容	連結貸借対照表計上額
非上場内国債券	25
合　　　計	25

(2) その他有価証券

(単位　百万円)

内　容	連結貸借対照表計上額
① 非上場株式(店頭売買株式を除く)	6,181
② 優先出資証券	5,000
③ 事業団等に対する出資証券	351
合　計	11,533

6.　その他有価証券のうち満期があるもの及び満期保有目的の債券の連結決算日後における償還予定額

(単位　百万円)

内　容	1 年 内	1年超5年以内	5年超10年以内	10年 超
非上場内国債券	—	25	—	—
合　計	—	25	—	—

＊連結＊

(退職給付関係)

<table>
<tr><th>当連結会計年度
(平成14年４月１日から平成15年３月31日まで)</th><th>前連結会計年度
(平成13年４月１日から平成14年３月31日まで)</th></tr>
<tr><td>1.　採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。また、当社において当連結会計年度より退職給付信託を設定している。

2.　退職給付債務に関する事項
(1) 退職給付債務　△181,281百万円
(2) 年金資産（注2)　26,683
(3) 未積立退職給付債務((1)＋(2))　△154,597
(4) 未認識過去勤務債務（注3)　△2,187
(5) 未認識数理計算上の差異　25,552
(6) 会計基準変更時差異の未処理額　90,353
(7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△40,880
(8) 前払年金費用（注2)　470
(9) 退職給付引当金（(7)－(8))　△41,350
(注1)一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
(注2)海外連結子会社の退職年金制度および当社の退職給付信託に係るものである。
(注3)当社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。

3.　退職給付費用に関する事項
(1) 勤務費用　9,696百万円
(2) 利息費用　5,707
(3) 期待運用収益（注2)　△466
(4) 過去勤務債務の費用処理額　△243
(5) 数理計算上の差異の費用処理額　2,041
(6) 会計基準変更時差異の費用処理額　13,181
(7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6))　29,918
(注1)簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。
(注2)海外連結子会社の退職年金制度に係るものである。

4.　退職給付債務等の計算の基礎に関する事項
(1) 退職給付見込額の期間配分方法　期間定額基準
(2) 割引率　主として3.0％
(3) 期待運用収益率(注)　9.0％
(4) 過去勤務債務の額の処理年数　10年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による)
(5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている)
(6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。
(注)海外連結子会社の退職年金制度に係るものである。</td><td>1.　採用している退職給付制度の概要
当社及び国内連結子会社は、退職一時金制度を設けている。なお、一部の海外連結子会社は、退職年金制度を設けている。

2.　退職給付債務に関する事項
(1) 退職給付債務　△192,450百万円
(2) 年金資産（注2)　5,095
(3) 未積立退職給付債務((1)＋(2))　△187,355
(4) 未認識過去勤務債務（注3)　△2,518
(5) 未認識数理計算上の差異　20,058
(6) 会計基準変更時差異の未処理額　103,438
(7) 連結貸借対照表計上額純額((3)＋(4)＋(5)＋(6))　△66,376
(8) 前払年金費用（注2)　393
(9) 退職給付引当金（(7)－(8))　△66,770
(注1)一部の子会社は、退職給付債務の算定にあたり、簡便法を採用している。
(注2)海外連結子会社の退職年金制度に係るものである。
(注3)当社において、退職一時金制度を変更したことにより過去勤務債務(債務の減額)が発生している。

3.　退職給付費用に関する事項
(1) 勤務費用　9,443百万円
(2) 利息費用　6,166
(3) 期待運用収益（注2)　△378
(4) 過去勤務債務の費用処理額　―
(5) 数理計算上の差異の費用処理額　407
(6) 会計基準変更時差異の費用処理額　13,059
(7) 退職給付費用((1)＋(2)＋(3)＋(4)＋(5)＋(6))　28,697
(注1)簡便法を採用している連結子会社の退職給付費用は、「(1)勤務費用」に計上している。
(注2)海外連結子会社の退職年金制度に係るものである。

4.　退職給付債務等の計算の基礎に関する事項
(1) 退職給付見込額の期間配分方法　期間定額基準
(2) 割引率　主として3.0％
(3) 期待運用収益率(注)　8.5％
(4) 過去勤務債務の額の処理年数　10年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法による)
(5) 数理計算上の差異の処理年数　10年～15年(発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により、翌連結会計年度から費用処理することとしている)
(6) 会計基準変更時差異の処理年数　主として10年。一部の子会社では、一括費用処理または５年の期間によっている。
(注)海外連結子会社の退職年金制度に係るものである。</td></tr>
</table>

(税効果会計関係)

当連結会計年度 (平成15年3月31日現在)	前連結会計年度 (平成14年3月31日現在)
1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

当連結会計年度(平成15年3月31日現在)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(繰延税金資産)	
賞与引当金損金算入限度超過額	7,572百万円
退職給付引当金損金算入限度超過額	13,281
貸倒引当金損金算入限度超過額	3,191
棚卸資産に含まれる未実現利益消去額	3,380
固定資産に含まれる未実現利益消去額	905
減価償却限度超過額	1,194
繰越欠損金	5,952
投資有価証券評価損否認額	1,670
繰越外国税額控除	805
その他	9,900
繰延税金資産　小計	47,855
評価性引当額	△　7,173
繰延税金資産　合計	40,681
(繰延税金負債)	
固定資産圧縮積立金等	5,110
工事進行基準に係る損益申告調整額	1,247
その他有価証券評価差額金	2,999
その他	5,245
繰延税金負債　合計	14,601
繰延税金資産の純額	26,079

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率	41.9%
(調整)	
交際費等永久に損金に算入されない項目	7.3
受取配当金等永久に益金に算入されない項目	△ 9.2
課税所得を超過する未実現利益消去	△15.5
その他	△ 2.1
税効果会計適用後の法人税等の負担率	22.2

3. 地方税法等の一部を改正する法律(平成15年法律第9号)が平成15年3月31日に公布されたことに伴い、当連結会計年度の繰延税金資産及び負債の計算(ただし、平成16年4月1日以降解消が見込まれるものに限る。)に使用した法定実効税率は、前連結会計年度の41.9%から40.5%へ変更された。その結果、繰延税金資産の金額(繰延税金負債の金額を控除した金額)が119百万円減少し、当連結会計年度に計上された法人税等調整額が242百万円、その他有価証券評価差額金が122百万円、それぞれ増加している

前連結会計年度(平成14年3月31日現在)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(繰延税金資産)	
賞与引当金損金算入限度超過額	5,748百万円
退職給付引当金損金算入限度超過額	6,202
貸倒引当金損金算入限度超過額	3,440
固定資産に含まれる未実現利益消去額	1,013
減価償却限度超過額	1,099
繰越欠損金	13,013
投資有価証券評価損否認額	2,144
繰越外国税額控除	1,296
その他	8,036
繰延税金資産　小計	41,995
評価性引当額	△　9,081
繰延税金資産　合計	32,913
(繰延税金負債)	
固定資産圧縮積立金等	4,160
工事進行基準に係る損益申告調整額	2,650
その他有価証券評価差額金	4,425
その他	4,424
繰延税金負債　合計	15,661
繰延税金資産の純額	17,251

2. 法定実効税率と税効果会計適用後の法人税等の負担率との差異の原因となった主要な項目別の内訳

法定実効税率	41.9%
(調整)	
交際費等永久に損金に算入されない項目	7.0
連結子会社からの受取配当金消去	5.3
課税所得を超過する未実現利益消去	4.6
受取配当金等永久に益金に算入されない項目	△ 5.0
その他	3.9
税効果会計適用後の法人税等の負担率	57.8

＊連結＊

（関連当事者との取引）

当連結会計年度（平成14年４月１日から平成15年３月31日まで）

1．役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
					百万円		百万円
役員及びその近親者	田﨑 雅元	当社代表取締役社長 (財)日本航空機開発協会理事長	なし	(財) 日本航空機開発協会との営業取引 ・同社の借入金についての債務保証 ・民間航空機用機体の開発に係る民間分担金の支払 ・民間航空機用機体の研究開発作業の受託	 594 511 282	 ― ― ―	 ― ― ―
		当社代表取締役社長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る事業分担金の支払	 543 195	 ― ―	 ― ―
	須郷 隆	当社代表取締役 (株)コミュータヘリコプタ先進技術研究所代表清算人	なし	(株) コミュータヘリコプタ先進技術研究所の清算に伴う同社所有の特許権・ノウハウ等の買取	8	―	―

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。

2．子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任１名 転籍２名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	百万円 26,394	売掛金	百万円 12,666
	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売等	間接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	13,874	―	―

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

＊連結＊

前連結会計年度（平成13年４月１日から平成14年３月31日まで）

1. 役員及び個人主要株主等

属性	氏名	事業の内容又は職業	議決権等の所有(被所有)割合	取引の内容	取引金額	科目	期末残高
役員及びその近親者	亀井 俊郎	当社取締役会長 スーパーマリンガスタービン技術研究組合理事長	なし	スーパーマリンガスタービン技術研究組合との営業取引 ・舶用ガスタービンの研究開発作業の受託 ・上記に係る賦課金の支払	百万円 299 51	 — —	百万円 — —

取引条件及び取引条件の決定方針等

1. 取引条件は当社と関連を有しない他の当事者と同様である。
2. 上記の取引は、いわゆる第三者のための取引である。
3. 上記金額のうち、取引金額は消費税等を含んでいない。
4. 亀井俊郎は平成13年6月28日付で当社取締役を退任している。

2. 子会社等

属性	会社名	住所	資本金	事業の内容	議決権等の所有割合	関係内容		取引の内容	取引金額	科目	期末残高
						役員の兼任等	事業上の関係				
関連会社	民間航空機㈱	東京都港区	百万円 10	民間航空機の設計、試作、製造、販売等	直接 40%	兼任１名 転籍２名	Ｂ７７７型機用生産分担品の受注、販売等	営業取引 Ｂ７７７型機用当社生産分担品の納入	百万円 40,164	売掛金	百万円 14,556
関連会社	南通中遠川崎船舶工程有限公司	中華人民共和国	千米ドル 80,000	船舶の製造、販売等	直接 50%	兼任５名 出向１名	新造船所建設に関する技術移転契約等	営業取引以外の取引 同社の借入金についての債務保証	18,251	—	—

取引条件及び取引条件の決定方針等

1. 民間航空機㈱に対する販売価格は、総原価を勘案して交渉の上決定している。
2. 上記金額のうち、取引金額は消費税等を含まず、期末残高は消費税等を含んで記載している。

＊連結＊

4. セグメント情報

(1) 事業の種類別セグメント情報

当連結会計年度(平成14年４月１日から平成15年３月31日まで)

(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	105,457	164,773	154,847	181,043	219,092	318,024	96,358	1,239,598	-	1,239,598
(2)セグメント間の内部売上高又は振替高	1,555	3,157	2,372	20,880	22,556	3,033	39,774	93,329	△93,329	-
計	107,013	167,930	157,220	201,923	241,649	321,057	136,133	1,332,927	△93,329	1,239,598
営業費用	105,605	162,440	151,125	195,831	245,891	307,654	134,229	1,302,777	△93,722	1,209,055
営業利益又は損失（△）	1,408	5,490	6,095	6,091	△ 4,242	13,403	1,903	30,150	393	30,543
Ⅱ 資産、減価償却費及び資本的支出										
資産	95,660	117,276	166,223	160,875	191,519	260,359	143,509	1,135,424	13,736	1,149,160
減価償却費	1,962	2,853	3,370	3,944	2,307	12,190	2,534	29,163	2,431	31,595
資本的支出	2,550	3,266	5,522	3,263	622	13,927	1,676	30,829	4,335	35,164

前連結会計年度(平成13年４月１日から平成14年３月31日まで)

(単位　百万円)

	船舶事業	車両事業	航空宇宙事業	ｶﾞｽﾀｰﾋﾞﾝ・機械事業	プラント・環境・鉄構事業	汎用機事業	その他事業	計	消去又は全社	連結
Ⅰ 売上高及び営業損益										
売上高										
(1)外部顧客に対する売上高	92,478	121,780	161,072	171,585	220,604	281,207	95,805	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	1,289	3,755	2,020	28,072	14,768	3,589	39,962	93,459	△93,459	-
計	93,767	125,536	163,092	199,658	235,372	284,796	135,768	1,237,993	△93,459	1,144,534
営業費用	88,212	125,071	149,228	194,218	236,009	279,614	134,080	1,206,436	△93,212	1,113,223
営業利益又は損失（△）	5,555	464	13,864	5,439	△ 636	5,182	1,687	31,556	△ 246	31,310
Ⅱ 資産、減価償却費及び資本的支出										
資産	88,687	141,332	150,933	170,754	237,688	267,796	120,146	1,177,339	77,734	1,255,074
減価償却費	1,941	2,897	3,425	4,254	2,664	11,553	2,873	29,610	2,387	31,997
資本的支出	1,462	6,925	2,570	4,598	814	12,873	2,592	31,838	1,294	33,132

(注)1. 各事業区分の主要製品

事業区分	主要製品
船舶事業	船舶
車両事業	鉄道車両、土木建設機械、除雪機械、破砕機
航空宇宙事業	航空機
ガスタービン・機械事業	ジェットエンジン、汎用ガスタービン、原動機、油圧機器
プラント・環境・鉄構事業	産業機械、ボイラ、環境装置、鋼構造物
汎用機事業	二輪車、パーソナルウォータークラフト、四輪バギー車（ATV）、多用途四輪車、汎用ガソリンエンジン、産業用ロボット
その他事業	防災機器、医療機器、商業、販売・受注の仲介・斡旋、福利施設の管理等

2. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ108,724百万円及び155,580百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。
3. 「減価償却費」及び「資本的支出」には、当社の全社共通固定資産にかかる償却費と支出額が含まれている。

＊連結＊

(2) 所在地別セグメント情報

当連結会計年度(平成14年４月１日から平成15年３月31日まで)　　（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	907,166	252,178	56,940	19,105	4,207	1,239,598	-	1,239,598
(2)セグメント間の内部売上高又は振替高	202,170	13,686	5,520	11,271	114	232,764	△ 232,764	-
計	1,109,337	265,864	62,461	30,377	4,322	1,472,362	△ 232,764	1,239,598
営業費用	1,083,291	262,249	61,850	29,494	4,214	1,441,101	△ 232,045	1,209,055
営業利益	26,046	3,615	610	882	107	31,261	△ 718	30,543
Ⅱ 資産	958,762	140,742	41,581	18,768	2,763	1,162,617	△ 13,456	1,149,160

前連結会計年度(平成13年４月１日から平成14年３月31日まで)　　（単位　百万円）

	日本	北米	欧州	アジア	その他の地域	計	消去又は全社	連結
Ⅰ 売上高及び営業損益								
売上高								
(1)外部顧客に対する売上高	868,758	204,509	47,101	20,495	3,669	1,144,534	-	1,144,534
(2)セグメント間の内部売上高又は振替高	186,659	12,933	3,848	10,105	133	213,679	△ 213,679	-
計	1,055,418	217,442	50,949	30,601	3,802	1,358,213	△ 213,679	1,144,534
営業費用	1,024,034	212,346	54,290	29,936	3,735	1,324,342	△ 211,119	1,113,223
営業利益又は損失（△）	31,383	5,096	△ 3,340	664	67	33,870	△ 2,560	31,310
Ⅱ 資産	1,012,985	148,412	38,570	21,064	1,965	1,222,997	32,076	1,255,074

(注) 1. 国又は地域の区分は、主として地理的近接度に基づいて設定している。

2. 各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、ドイツ、オランダ、フランス、イタリア
アジア	中国、インドネシア、フィリピン、タイ
その他の地域	オーストラリア

3. 当連結会計年度及び前連結会計年度における資産のうち、「消去又は全社」の項目に含めた全社資産の金額はそれぞれ108,724百万円及び155,580百万円となり、その主なものは、当社での余資運用資金（現金及び預金）、全社共通固定資産、繰延税金資産及び長期投資資金（投資有価証券）である。

(3) 海外売上高

当連結会計年度(平成14年４月１日から平成15年３月31日まで)　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	303,681	92,154	87,014	52,493	535,344
Ⅱ連結売上高					1,239,598
Ⅲ連結売上高に占める海外売上高の割合	24.4%	7.4%	7.0%	4.2%	43.1%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	ドイツ、ノルウェー、フランス、イギリス、オランダ
アジア	中国、台湾、韓国
その他の地域	ブラジル、パナマ、トルコ

前連結会計年度(平成13年４月１日から平成14年３月31日まで)　　(単位　百万円)

	北　米	欧　州	アジア	その他の地域	計
Ⅰ海外売上高	272,066	62,138	95,832	65,988	496,025
Ⅱ連結売上高					1,144,534
Ⅲ連結売上高に占める海外売上高の割合	23.7%	5.4%	8.3%	5.7%	43.3%

(注)1.海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高である。
2.国又は地域の区分は、主として地理的近接度に基づいて設定している。
3.各国又は地域の区分に属する主な国又は地域

国又は地域の区分	主な国又は地域
北米	米国、カナダ
欧州	イギリス、オランダ、ドイツ、フランス、イタリア
アジア	香港、マレーシア、タイ
その他の地域	パナマ、バハマ、オーストラリア、メキシコ

5. 生産、受注及び販売の状況(連結)

＊連結＊

＜生産実績＞ (単位 百万円)

事業の種類別セグメント	当連結会計年度(平成14年４月１日から平成15年３月31日まで)		前連結会計年度(平成13年４月１日から平成14年３月31日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	97,296	8.7	86,952	7.9	10,344	11.8
車両	138,548	12.5	124,913	11.4	13,634	10.9
航空宇宙	145,573	13.1	140,686	12.9	4,887	3.4
ｶﾞｽﾀｰﾋﾞﾝ・機械	171,771	15.5	177,783	16.3	△ 6,012	△ 3.3
ﾌﾟﾗﾝﾄ・環境・鉄構	204,261	18.4	205,111	18.8	△ 849	△ 0.4
汎用機	224,908	20.3	230,978	21.2	△ 6,070	△ 2.6
その他	124,197	11.2	121,786	11.1	2,411	1.9
合計	1,106,557	100.0	1,088,211	100.0	18,345	1.6

(注) 金額は、生産高(製造原価)によっている。

＜受注高＞

事業の種類別セグメント	当連結会計年度(平成14年４月１日から平成15年３月31日まで)		前連結会計年度(平成13年４月１日から平成14年３月31日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	110,926	9.0	106,106	10.2	4,819	4.5
車両	176,693	14.3	82,584	7.9	94,108	113.9
航空宇宙	163,023	13.2	151,641	14.6	11,382	7.5
ｶﾞｽﾀｰﾋﾞﾝ・機械	157,801	12.8	158,661	15.3	△ 860	△ 0.5
ﾌﾟﾗﾝﾄ・環境・鉄構	208,267	16.9	160,142	15.4	48,125	30.0
汎用機	318,024	25.9	281,207	27.1	36,817	13.0
その他	92,712	7.5	94,428	9.1	△ 1,716	△ 1.8
合計	1,227,449	100.0	1,034,771	100.0	192,677	18.6

(注) 汎用機部門については主として見込み生産を行っていることから、受注高は売上高と同額として表示している。

＜売上高＞

事業の種類別セグメント	当連結会計年度(平成14年４月１日から平成15年３月31日まで)		前連結会計年度(平成13年４月１日から平成14年３月31日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	105,457	8.5	92,478	8.0	12,979	14.0
車両	164,773	13.2	121,780	10.6	42,992	35.3
航空宇宙	154,847	12.4	161,072	14.0	△ 6,224	△ 3.8
ｶﾞｽﾀｰﾋﾞﾝ・機械	181,043	14.6	171,585	14.9	9,457	5.5
ﾌﾟﾗﾝﾄ・環境・鉄構	219,092	17.6	220,604	19.2	△ 1,512	△ 0.6
汎用機	318,024	25.6	281,207	24.5	36,817	13.0
その他	96,358	7.7	95,805	8.3	553	0.5
合計	1,239,598	100.0	1,144,534	100.0	95,063	8.3

＜受注残高＞

事業の種類別セグメント	当連結会計年度(平成14年４月１日から平成15年３月31日まで)		前連結会計年度(平成13年４月１日から平成14年３月31日まで)		比較増減	
	金額	構成比%	金額	構成比%	金額	増減率%
船舶	173,303	14.7	194,274	15.6	△ 20,970	△ 10.7
車両	273,562	23.2	272,641	21.9	920	0.3
航空宇宙	208,409	17.7	195,446	15.7	12,962	6.6
ｶﾞｽﾀｰﾋﾞﾝ・機械	170,262	14.4	204,819	16.5	△ 34,557	△ 16.8
ﾌﾟﾗﾝﾄ・環境・鉄構	327,910	27.8	347,496	28.0	△ 19,585	△ 5.6
汎用機	-	-	-	-	-	-
その他	22,113	1.8	25,759	2.0	△ 3,646	△ 14.1
合計	1,175,562	100.0	1,240,438	100.0	△ 64,876	△ 5.2

(注) 新造船の引渡・受注・受注残隻数

	当連結会計年度	前連結会計年度
引渡隻数	12隻 約60万GT (約88万DWT)	14隻 約74万GT (約99万DWT)
(船種別内訳)	LPG船 4, ｺﾝﾃﾅ船 2, ﾊﾞﾙｸｷｬﾘｱ 6	VLCC 1, LPG船 3, ｺﾝﾃﾅ船 5, ﾊﾞﾙｸｷｬﾘｱ 4, 潜水艦 1
受注隻数	12隻 約64万GT (約61万DWT)	10隻 約42万GT (約41万DWT)
(船種別内訳)	LNG船 3, LPG船 4, ﾊﾞﾙｸｷｬﾘｱ 5	LNG船 3, LPG船 2, ﾊﾞﾙｸｷｬﾘｱ 4, 潜水艦 1
受注残隻数	23隻 約118万GT (約103万DWT)	25隻 約146万GT (約190万DWT)
(船種別内訳)	LNG船 7, LPG船 8, ﾊﾞﾙｸｷｬﾘｱ 6, 潜水艦 2	LNG船 4, LPG船 8, VLCC 2, ﾊﾞﾙｸｷｬﾘｱ 7

単独

6. 個別財務諸表の概要

平成 15年 3月期　個別財務諸表の概要

平成 15年 5月 9日

上場会社名　川崎重工業株式会社　上場取引所 東① 大① 名①
コード番号 7012　(URL http://www.khi.co.jp/)　他２証券取引所
代表者　役職名 取締役社長　氏名 田﨑 雅元　本社所在都道府県
問合せ先責任者　役職名 財務経理部長　氏名 佐藤 提員　兵庫県
問合せ先窓口 広報室 TEL (03) 3435 - 2130
決算取締役会開催日　平成 15年 5月 9日　中間配当制度の有無　有
定時株主総会開催日　平成 15年 6月 27日　単元株制度採用の有無　有（１単元 1,000 株）

１. 15年 3月期の業績（平成 14年 4月 1日 ～ 平成 15年 3月 31日）

(1)経営成績　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益	
	百万円	%	百万円	%	百万円	%
15年 3月期	894,715	△ 2.1	16,335	△ 35.3	7,437	△ 38.1
14年 3月期	914,616	7.5	25,258	-	12,021	-

	当期純利益		1株当たり当期純利益	潜在株式調整後1株当たり当期純利益	株主資本当期純利益率	総資本経常利益率	売上高経常利益率
	百万円	%	円 銭	円 銭	%	%	%
15年 3月期	6,057	△ 22.9	4.33	4.20	4.1	0.7	0.8
14年 3月期	7,863	-	5.65	5.41	5.5	1.1	1.3

(注)①期中平均株式数　15年 3月期 1,390,477,951 株　14年 3月期 1,390,587,928 株
②会計処理の方法の変更　無
③売上高、営業利益、経常利益、当期純利益におけるパーセント表示は、対前期増減率

(2)配当状況

	1株当たり年間配当金	中間	期末	配当金総額（年間）	配当性向	株主資本配当率
	円 銭	円 銭	円 銭	百万円	%	%
15年 3月期	2.00	0.00	2.00	2,780	45.9	1.9
14年 3月期	0.00	0.00	0.00	0	-	-

(3)財政状態

	総資産	株主資本	株主資本比率	1株当たり株主資本
	百万円	百万円	%	円 銭
15年 3月期	852,690	146,494	17.1	105.34
14年 3月期	1,017,272	142,208	13.9	102.26

(注)①期末発行済株式数　15年 3月期　1,390,363,682 株　14年 3月期　1,390,570,341 株
②期末自己株式数　15年 3月期　233,954 株　14年 3月期　25,623 株

２. 16年 3月期の業績予想（平成 15年 4月 1日 ～ 平成 16年 3月 31日）

	売上高	経常利益	当期純利益	1株当たり年間配当金 中間	期末	
	百万円	百万円	百万円	円 銭	円 銭	円 銭
中間期	300,000	△ 10,000	△ 6,000			
通期	770,000	8,000	6,000			

（参考）１株当たり予想当期純利益（通期）　4円 31銭

※上記業績予想に関する事項は、添付資料7 ～9 ページを御覧ください。

＊単独＊

7. 個別財務諸表等

比較損益計算書

（単位 百万円）

科目	当期（平成14年4月1日から平成15年3月31日まで）	%	前期（平成13年4月1日から平成14年3月31日まで）	%	比較増減
経常損益の部					
営業損益の部					
売上高	894,715	100.0	914,616	100.0	△ 19,900
売上原価	814,947		821,226		△ 6,278
販売費及び一般管理費	63,432		68,131		△ 4,698
営業利益	16,335	1.8	25,258	2.7	△ 8,922
営業外損益の部					
営業外収益	6,529		4,358		2,170
受取利息	(840)		(1,115)		(△ 275)
受取配当金	(4,597)		(2,507)		(2,089)
その他	(1,091)		(736)		(355)
営業外費用	15,427		17,595		△ 2,168
支払利息	(2,402)		(2,718)		(△ 316)
社債利息	(2,705)		(2,994)		(△ 288)
為替差損	(2,495)		(4,946)		(△ 2,450)
その他	(7,823)		(6,936)		(886)
経常利益	7,437	0.8	12,021	1.3	△ 4,584
特別損益の部					
特別利益	5,919		6,542		△ 623
固定資産売却益	(3,530)		(6,542)		(△ 3,011)
子会社株式売却益	(486)		(-)		(486)
退職給付信託設定益	(1,902)		(-)		(1,902)
特別損失	4,105		4,985		△ 880
不動産開発事業関連損失	(923)		(-)		(923)
事業構造改善費用	(3,181)		(-)		(3,181)
投資有価証券評価損失	(-)		(3,903)		(△ 3,903)
関係会社投融資等評価損失	(-)		(1,082)		(△ 1,082)
税引前当期純利益	9,251	1.0	13,578	1.4	△ 4,326
法人税、住民税及び事業税	(6,763)		(666)		(6,096)
法人税等調整額	(△ 3,569)		(5,048)		(△ 8,617)
差引	3,193		5,715		△ 2,521
当期純利益	6,057	0.6	7,863	0.8	△ 1,805
前期繰越利益	8,357		3,437		4,920
当期未処分利益	14,415		11,300		3,115

＊単独＊

比較利益処分案

（単位　百万円）

	当　期 （平成14年4月1日から 平成15年3月31日まで）	前　期 （平成13年4月1日から 平成14年3月31日まで）
当期未処分利益	14, 415	11, 300
特別償却積立金戻入額	276	175
海外投資等損失準備金戻入額	0	3
固定資産圧縮積立金戻入額	91	23
固定資産圧縮特別勘定積立金戻入額	1, 239	−
計	16, 023	11, 502
これを次のとおり処分します。		
配当金（1株につき 2円）	2, 780	−
役員賞与金	30	−
（うち監査役賞与金）	(−)	(−)
特別償却積立金	143	78
海外投資等損失準備金	0	−
固定資産圧縮積立金	1, 332	1, 090
固定資産圧縮特別勘定積立金	1, 629	1, 975
次期繰越利益	10, 107	8, 357

＊単独＊

比較貸借対照表（資産の部）

（単位　百万円）

科目	当期（平成15年３月31日現在）	前期（平成14年３月31日現在）	比較増減
資産の部			
Ⅰ 流動資産	593,512	722,796	△ 129,284
現金預金	33,698	64,231	△ 30,532
受取手形	2,735	5,568	△ 2,833
売掛金	268,387	330,683	△ 62,296
原材料及び貯蔵品	23,277	30,157	△ 6,879
仕掛品	211,545	243,405	△ 31,859
前渡金	5,513	14,404	△ 8,890
前払費用	235	232	3
繰延税金資産	7,914	9,698	△ 1,784
短期貸付金	31,047	17,667	13,379
未収入金	9,164	7,888	1,275
未収収益	40	78	△ 37
その他	1,866	1,245	620
貸倒引当金	△ 1,914	△ 2,466	551
Ⅱ 固定資産	259,178	294,475	△ 35,297
有形固定資産	135,294	157,248	△ 21,953
建物	41,113	43,997	△ 2,884
構築物	7,810	11,925	△ 4,114
ドック船台	－	2,168	△ 2,168
機械装置	29,924	38,640	△ 8,716
船舶	36	33	3
航空機	654	243	411
車両運搬具	972	742	230
工具器具備品	12,202	13,716	△ 1,513
土地	39,173	42,654	△ 3,481
建設仮勘定	3,406	3,126	280
無形固定資産	6,026	5,501	525
ソフトウェア	3,679	3,741	△ 61
製造実施権	614	862	△ 247
その他	1,732	897	834
投資等	117,857	131,726	△ 13,868
投資有価証券	39,617	69,093	△ 29,475
子会社株式出資金	63,730	47,716	16,014
長期貸付金	3,163	3,719	△ 556
長期繰延税金資産	3,923	－	3,923
その他	11,735	15,765	△ 4,030
貸倒引当金	△ 4,313	△ 4,568	254
資産合計	852,690	1,017,272	△ 164,581

＊単独＊

比較貸借対照表（負債・資本の部）

（単位　百万円）

科目	当期 （平成15年３月31日現在）	前期 （平成14年３月31日現在）	比較増減
負債の部			
Ⅰ 流動負債	477,560	594,508	△ 116,947
支払手形	31,759	68,527	△ 36,767
買掛金	202,075	220,350	△ 18,275
短期借入金	72,086	124,275	△ 52,188
長期借入金（返済１年以内）	15,224	9,624	5,600
社債（償還１年以内）	10,000	20,000	△ 10,000
転換社債（償還１年以内）	19,079	－	19,079
設備支払手形	799	1,563	△ 764
未払金	9,185	7,633	1,551
未払費用	16,448	14,824	1,623
未払法人税等	3,608	72	3,535
前受金	77,934	106,916	△ 28,982
預り金	3,147	2,270	876
前受収益	15	17	△ 2
賞与引当金	11,408	12,677	△ 1,269
保証工事引当金	481	514	△ 32
事業構造改善費用引当金	2,259	－	2,259
その他	2,048	5,239	△ 3,191
Ⅱ 固定負債	228,635	280,554	△ 51,919
社債	90,000	100,000	△ 10,000
転換社債	41,286	60,366	△ 19,080
長期借入金	73,155	62,571	10,584
長期未払金	1,136	1,505	△ 368
長期繰延税金負債	－	1,716	△ 1,716
退職給付引当金	21,859	52,976	△ 31,116
役員退職慰労引当金	308	306	2
その他	889	1,113	△ 223
負債合計	706,196	875,063	△ 168,866
資本の部			
Ⅰ 資本金	81,427	81,426	－
Ⅱ 資本剰余金	24,682	24,682	－
資本準備金	24,682	24,682	－
Ⅲ 利益剰余金	36,471	30,413	6,057
利益準備金	15,997	15,997	－
任意積立金	6,057	3,115	2,942
特別償却積立金	627	724	△ 96
海外投資等損失準備金	2	6	△ 3
固定資産圧縮積立金	3,451	2,384	1,066
固定資産圧縮特別勘定積立金	1,975	－	1,975
当期未処分利益	14,415	11,300	3,115
〔当期純利益〕	(6,057)	(7,863)	(△ 1,805)
Ⅴ 評価差額金	3,939	5,689	△ 1,750
その他有価証券評価差額金	3,939	5,689	△ 1,750
Ⅵ 自己株式	△ 25	△ 3	△ 22
資本合計	146,494	142,208	4,285
負債・資本合計	852,690	1,017,272	△ 164,581

＊単独＊

（重要な会計方針）

1. 有価証券の評価方法は以下による。
   1) 子会社及び関連会社株式
   移動平均法による原価法
   2) その他有価証券
   ・市場価格のあるもの・・・決算期末日の市場価格等に基づく時価法
   なお、評価差額の処理は全部資本直入法を適用し、評価差額の合計額から税効果額を控除した後の金額を資本の部に「評価差額金」として表示している。
   また、売却原価は移動平均法により算定している。
   ・市場価格のないもの・・・移動平均法による原価法
   なお、売買目的有価証券ならびに満期保有目的債券については保有していない。
2. たな卸資産は、個別法及び移動平均法による原価法により評価している。
3. デリバティブの評価方法は、時価法によっている。
4. 有形固定資産の減価償却の方法は、定率法によっている。但し、平成10年４月１日以降に取得した建物（建物附属設備を除く）については、定額法を採用している。
5. 外貨建の資産又は負債の本邦通貨への換算基準は、改訂後の外貨建取引等会計処理基準（「外貨建取引等会計処理基準の改訂に関する意見書」（企業会計審議会平成11年10月22日））によっている。
   なお、外貨建金銭債権債務は決算日の直物為替相場により円換算し換算差額は損益として処理している。
6. 引当金の計上基準
   1) 貸倒引当金は、債権の貸倒による損失に備えるため、一般債権については過去の貸倒実績率による繰入額を計上しているほか、貸倒懸念債権等特定の債権については個別に回収可能性を検討した必要額を計上している。
   2) 賞与引当金は、当社の期末手当支給規程に基づき従業員に支給する期末手当に充てるため、支給見込額に基づき計上している。
   3) 事業構造改善費用引当金は、当期から実施している鉄構事業の生産拠点集約により翌期以降に発生すると見込まれる費用について、合理的に見積が可能な金額を計上している。なお、この引当金は商法旧第287条ノ2に規定する引当金である。
   4) 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務および年金資産（退職給付信託）の見込額に基づき当期末において発生していると認められる金額を計上しており、会計基準変更時差異は、10年による按分額を費用処理している。また、数理計算上の差異は、10年による定額法により翌期から費用処理し、過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理している。
   5) 役員退職慰労引当金は、役員の退職慰労金支給に備えるため、内規に基づく50%相当額を計上している。なお、この引当金は商法旧第287条ノ2に規定する引当金である。
7. ヘッジ会計の方針
   繰延ヘッジ会計を適用しており、デリバティブ取引等ヘッジ手段を時価評価したことによる評価損益ならびに評価差額金については、ヘッジ対象に係る損益が認識されるまで資産または負債として繰り延べている。
8. 請負工事に係る収益の計上は、長期・大型の請負工事（工期１年超、請負金額50億円以上）に係る収益の計上については工事進行基準を、その他の工事については工事完成基準を採用している。
9. 消費税及び地方消費税の会計処理は、税抜方式によっている。

注　記　事　項

（損益計算書関係）

当　　　期 (平成14年４月１日から平成15年３月31日まで)	前　　　期 (平成13年４月１日から平成14年３月31日まで)
1. 子会社との取引高 売上高　270,467百万円 仕入高　148,894百万円 営業取引以外の取引高　5,592百万円 2. 研究開発費の総額　13,772百万円 3. 固定資産売却益は、社宅跡地等の売却によるものである。 4. 子会社株式売却益は、宇治観光(株)等の株式売却益である。 5. 退職給付信託設定益は、退職給付信託に保有する投資有価証券を拠出したことによる利益である。 6. 事業構造改善費用は、鉄構事業の生産拠点集約に伴う費用である。	1. 子会社との取引高 売上高　251,193百万円 仕入高　151,356百万円 営業取引以外の取引高　4,760百万円 2. 研究開発費の総額　15,619百万円 3. 固定資産売却益は、旧東京設計事務所の土地売却等によるものである。 4. 投資有価証券評価損失は、上場有価証券の評価減によるものである。 5. 関係会社投融資等評価損失は、子会社・関連会社に対する出資金・貸付金の評価減等によるものである。

（貸借対照表関係）

当　　　期 (平成15年３月31日現在)	前　　　期 (平成14年３月31日現在)
1. 有形固定資産に対する減価償却累計額 357,321百万円 2. 子会社に対する短期金銭債権　144,485百万円 〃　長期金銭債権　1,411百万円 〃　短期金銭債務　61,043百万円 3. 担保に供している資産 有形固定資産　681百万円 投資有価証券　30百万円 4. 保証債務 67,497百万円 5. ――――――――	1. 有形固定資産に対する減価償却累計額 444,136百万円 2. 子会社に対する短期金銭債権　141,228百万円 〃　長期金銭債権　1,084百万円 〃　短期金銭債務　59,913百万円 3. 担保に供している資産 有形固定資産　1,976百万円 4. 保証債務 55,261百万円 5. 期末日満期手形の会計処理については、手形交換日をもって決済処理している。なお当年度末日は金融機関の休日であったため、次の年度末日満期手形が期末残高に含まれている。 受取手形　5百万円 支払手形　4,583百万円 設備支払手形　176百万円

＊単独＊

（有 価 証 券）

当期（平成15年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位 百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,167	7,051	4,883
関連会社株式	324	826	502
合計	2,491	7,878	5,386

前期（平成14年３月31日現在）

子会社株式及び関連会社株式で時価のあるもの

（単位 百万円）

種類	貸借対照表計上額	時価	差額
子会社株式	2,276	9,899	7,622
関連会社株式	4,193	4,195	2
合計	6,470	14,095	7,625

＊単独＊

8. 受注・販売の状況（単独ベース）

2002年10月1日付けで、船舶部門とｶﾞｽﾀｰﾋﾞﾝ・機械部門のうち精機部門が分社独立したことに伴い、
両部門の受注高・売上高は上期のみの数値を表示しており、比較増減率は表示していない。

部門別売上高・受注高･受注残高

＜受 注 高＞ （単位　百万円）

部門	当期（平成14年4月1日から平成15年3月31日まで）		前期（平成13年4月1日から平成14年3月31日まで）		比較増減		主要増減理由
	金額	構成比%	金額	構成比%	金額	増減率%	
船舶部門	72,709	7.9	103,654	12.5	△ 30,945	-	分社
車両部門	137,530	15.0	71,436	8.6	66,094	92.5	台湾新幹線軌道工事他
航空宇宙部門	161,485	17.6	149,133	18.0	12,352	8.2	次期大型機開発契約
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	125,118	13.6	149,824	18.1	△ 24,705	-	精機分社
ﾌﾟﾗﾝﾄ・環境・鉄構部門	193,784	21.1	148,891	18.0	44,892	30.1	ごみ焼却設備
汎用機部門	224,730	24.5	202,074	24.4	22,656	11.2	
合計	915,358	100.0	825,013	100.0	90,344	10.9	
輸出受注高	461,498	50.4	371,969	45.0	89,529	24.0	

＜売 上 高＞ （単位　百万円）

部門	当期（平成14年4月1日から平成15年3月31日まで）		前期（平成13年4月1日から平成14年3月31日まで）		比較増減		主要増減理由
	金額	構成比%	金額	構成比%	金額	増減率%	
船舶部門	47,661	5.3	89,995	9.8	△ 42,333	-	分社
車両部門	103,845	11.6	92,589	10.1	11,256	12.1	JR私鉄向電車増
航空宇宙部門	153,224	17.1	158,638	17.3	△ 5,414	△ 3.4	
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	151,904	16.9	162,334	17.7	△ 10,429	-	
ﾌﾟﾗﾝﾄ・環境・鉄構部門	213,349	23.8	208,985	22.8	4,363	2.0	
汎用機部門	224,730	25.1	202,074	22.0	22,656	11.2	
合計	894,715	100.0	914,616	100.0	△ 19,900	△ 2.1	
輸出売上高	402,388	44.9	406,306	44.4	△ 3,917	△ 0.9	

＜受注残高＞ （単位　百万円）

部門	当期（平成15年3月31日現在）		前期（平成14年3月31日現在）		比較増減		備考
	金額	構成比%	金額	構成比%	金額	増減率%	
船舶部門	-	-	193,812	16.7	△ 193,812	-	
車両部門	225,319	24.3	194,984	16.8	30,334	15.5	
航空宇宙部門	208,023	22.4	194,975	16.8	13,048	6.6	
ｶﾞｽﾀｰﾋﾞﾝ・機械部門	164,233	17.7	213,299	18.4	△ 49,065	-	
ﾌﾟﾗﾝﾄ・環境・鉄構部門	329,104	35.5	357,425	30.9	△ 28,320	△ 7.9	
汎用機部門	-	-	-	-	-	-	
合計	926,680	100.0	1,154,496	100.0	△ 227,815	△ 19.7	
輸出受注残高	402,572	43.4	503,662	43.6	△ 101,089	△ 20.0	

＊単独＊

9. 役員の異動（2003年6月27日付）

（　）内は現役職名

（1）新任取締役候補者

氏名	現役職	新役職
吉野（よしの）　隆（たかし）	（ｶﾞｽﾀｰﾋﾞﾝ・機械ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ）	常務取締役 ｶﾞｽﾀｰﾋﾞﾝ・機械ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ就任予定
大橋（おおはし）　忠晴（ただはる）	（車両ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ）	常務取締役 車両ｶﾝﾊﾟﾆｰﾌﾟﾚｼﾞﾃﾞﾝﾄ就任予定

（2）退任予定取締役

氏名	現役職	新役職
井上（いのうえ）　義郎（よしろう）	（取締役）	ｼﾆｱ・ｽﾄﾗﾃｼﾞｯｸ・ｱﾄﾞﾊﾞｲｻﾞｰ（特別顧問）就任予定
山下（やました）　健悟（けんご）	（取締役）	顧問就任予定

以　上

May 09,2003
(Consolidated

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS

For the years ended March 31, 2003 and 2002

Operating results

	Millions of yen			Thousands of U.S. dollars
	2003	2002	Change	*2003*
Net sales	**1,239,598**	1,144,534	**+8%**	*$ 10,312,795*
Operating income	**30,543**	31,311	**-2%**	*254,101*
Net income	**13,022**	6,282	**+107%**	*108,336*
Net income per share (Yen)	**9.3**	4.5		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of March 31, 2003	**1,149,161**	**174,585**	**15%**
As of March 31, 2002	1,255,075	167,731	13%
As of March 31, 2003	*$ 9,560,408*	*$ 1,452,454*	

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity per share	Number of shares issued and outstanding
As of March 31, 2003	125.6	**1,390,230**
As of March 31, 2002	120.6	1,390,570
As of March 31, 2003	*$ 1.04*	

Cash flows

	Millions of yen		Thousands of U.S. dollars
	2003	2002	*2003*
Operating activities	**56,770**	60,793	*$ 472,296*
Investing activities	**(26,827)**	(28,089)	*(223,186)*
Financing activities	**(59,601)**	(18,588)	*(495,849)*
Cash and cash equivalents at end of year	**59,837**	89,777	*497,812*

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2004	1,170,000	8,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. The all dollar amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of 120.20=$1, the rate prevailing as of March 31, 2003, solely for the convenience of the readers.

Condensed Consolidated Balance Sheets

(Consolidated)

As of March 31, 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	*2003*
Assets :			
Current assets :			
Cash on hand and in banks	¥ **61,185**	¥ 91,344	*$ 509,027*
Marketable securities	**10**	60	*83*
Receivables, less allowance	**393,067**	396,915	*3,270,108*
Inventories	**342,387**	372,269	*2,848,478*
Other current assets	**31,313**	42,083	*260,507*
Total current assets	**827,962**	902,671	*6,888,203*
Investments and long-term loans less allowance	**65,744**	95,398	*546,955*
Net property, plant and equipment	**234,352**	241,517	*1,949,684*
Intangible and other assets	**21,103**	15,489	*175,566*
Total assets	¥ **1,149,161**	¥ 1,255,075	*$ 9,560,408*
Liabilities, minority interests and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ **201,248**	¥ 243,113	*$ 1,674,276*
Payables	**294,769**	325,664	*2,452,321*
Advances from customers	**100,829**	111,423	*838,844*
Other current liabilities	**93,345**	72,357	*776,581*
Total current liabilities	**690,191**	752,557	*5,742,022*
Long-term liabilities :			
Long-term debt, less current portion	**226,936**	248,170	*1,887,987*
Others	**51,858**	81,434	*431,431*
Total long-term liabilities	**278,794**	329,604	*2,319,418*
Minority interests	**5,591**	5,183	*46,514*
Shareholders' equity :			
Common stock	**81,427**	81,427	*677,429*
Capital surplus	**24,683**	24,682	*205,349*
Retained earnings	**77,069**	64,110	*641,173*
Net unrealized gain on securities	**3,671**	5,925	*30,541*
Foreign currency translation adjustments	**(12,225)**	(8,407)	*(101,705)*
Treasury stock	**(40)**	(6)	*(333)*
Total shareholders' equity	**174,585**	167,731	*1,452,454*
Total liabilities, minority interests and shareholders' equity	¥ **1,149,161**	¥ 1,255,075	*$ 9,560,408*

Condensed Consolidated Statements of Operations

(Consolidated)

For the years ended March 31, 2003 and 2002

	Millions of yen			Thousands of U.S. dollars
	2003	2002	% Change	*2003*
Net sales	¥ **1,239,598**	¥ 1,144,534	**+8%**	*$ 10,312,795*
Cost of sales	**1,069,341**	977,875		*8,896,348*
Gross profit	**170,257**	166,659		*1,416,447*
Selling, general and administrative expenses	**139,714**	135,348		*1,162,346*
Operating income	**30,543**	31,311	**-2%**	*254,101*
Other income (expenses) :				
Interest and dividend income	**4,684**	4,798		*38,968*
Equity in income(loss) of unconsolidated subsidiaries and affiliates	**(467)**	379		*(3,885)*
Interest expense	**(10,291)**	(12,146)		*(85,616)*
Other, net	**(7,241)**	(8,348)		*(60,240)*
Income before income taxes and minority interests	**17,228**	15,994	**+8%**	*143,328*
Income taxes	**(3,840)**	(9,245)		*(31,947)*
Minority interests in net income of consolidated subsidiaries	**(366)**	(467)		*(3,045)*
Net income	¥ **13,022**	¥ 6,282	**+107%**	*$ 108,336*

Consolidated Statements of Cash Flows

(Consolidated)

For the vear ended March 31. 2003 and 2002

	Millions of yen		Thousands of U.S. dollars
	2003	2002	2003
Cash flows from operating activities:			
Income before income taxes and minority interests	¥ 17,228	¥ 15,994	$ 143,328
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:			
Depreciation and amortization	31,595	31,998	262,854
Provision for retirement and severance benefits	1,955	10,182	16,264
Accrued bonuses	604	3,479	5,025
Gain on sale of fixed assets	(2,053)	(5,047)	(17,080)
Provision for (reversal of) estimated loss on uncompleted contract	752	(6,517)	6,256
Provision for restructuring charges	2,260	-	18,802
Loss on disposal of inventories	1,156	-	9,617
Write-downs of securities and others	910	3,904	7,571
Write-downs of investment in subsidiaries and affiliates	-	649	-
Provision for (reversal of) allowance for doubtful accounts	(718)	1,794	(5,973)
Gain on contribution of securities to employee reteirement benefit trust	(1,902)	-	(15,824)
Interest and dividend income	(4,684)	(4,798)	(38,968)
Interest expense	10,291	12,146	85,616
Gain on sale of marketable & investments securities	(954)	(109)	(7,937)
Changes in assets and liabilities:			
Decrease (increase) in			
Trade receivables	3,736	38,986	31,081
Inventories	24,835	(18,809)	206,614
Other current assets	8,956	(3,972)	74,509
Increase (decrease) in			
Trade payables	(26,738)	(9,972)	(222,446)
Advances received	(10,646)	6,970	(88,569)
Other current liabilities	13,147	(3,583)	109,376
Other, net	(576)	(111)	(4,792)
Sub total	69,154	73,184	575,324
Cash received for interest and dividends	4,221	4,730	35,117
Cash paid for interest	(10,120)	(11,401)	(84,193)
Cash paid for income taxes	(6,485)	(5,720)	(53,952)
Net cash provided by operating activities	¥ 56,770	¥ 60,793	$ 472,296
Cash flows from investing activities:			
Decrease in time deposit due more than three months	221	269	1,839
Acquisition of property,plant and equipment	(31,349)	(31,406)	(260,807)
Proceeds from sales of property,plant and equipment	8,428	10,677	70,116
Acquisition of Intangible assets	(2,208)	(2,904)	(18,369)
Proceeds from sales of Intangible assets	40	133	333
Acquisition of investment in securities	(4,240)	(6,595)	(35,274)
Proceeds from sale of investments in securities	2,643	205	21,988
Decrease (increase) in short-term loans	(179)	368	(1,489)
Payment received on long-term loans receivable	(1,805)	(2,086)	(15,017)
Proceeds from collection of long-term loans receivable	762	3,157	6,339
Other	860	93	7,155
Net cash used for investing activities	¥ (26,827)	¥ (28,089)	$ (223,186)
Cash flows from financing activities:			
Increase (decrease) in short-term bank loans	(53,048)	837	(441,331)
Proceeds from long-term debt	34,129	12,939	283,935
Repayment of long-term debt	(40,579)	(32,303)	(337,596)
Acquisition of treasury stocks	(2)	-	(17)
Cash dividends paid	(2)	(5)	(17)
Cash dividends paid to minority interests	(99)	(56)	(823)
Net cash provided by financing activities	¥ (59,601)	¥ (18,588)	$ (495,849)
Effect of exchange rate changes	(282)	449	(2,346)
Net increase (decrease) in cash and cash equivalents	(29,940)	14,565	(249,085)
Cash and cash equivalents at beginning of year	89,777	75,212	746,897
Cash and cash equivalents at end of year	¥ 59,837	¥ 89,777	$ 497,812

Segment information

(Consolidated)

(a) Information by industry segment

	(millions of yen)							
	2003							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	**¥ 105,458**	**¥ 1,556**	**¥ 107,014**	**¥ 105,605**	**¥ 1,409**	**¥ 95,661**	**¥ 1,963**	**¥ 2,551**
Rolling Stock, Construction Machinery & Crushing Plant	**164,774**	**3,157**	**167,931**	**162,441**	**5,490**	**117,276**	**2,853**	**3,266**
Aerospace	**154,848**	**2,372**	**157,220**	**151,125**	**6,095**	**166,223**	**3,370**	**5,523**
Gas Turbines & Machinery	**181,043**	**20,880**	**201,923**	**195,832**	**6,091**	**160,875**	**3,945**	**3,264**
Plant & Infrastructure Engineering	**219,092**	**22,557**	**241,649**	**245,891**	**(4,242)**	**191,520**	**2,308**	**622**
Consumer products & Machinery	**318,025**	**3,033**	**321,058**	**307,654**	**13,404**	**260,360**	**12,190**	**13,927**
Other	**96,358**	**39,774**	**136,132**	**134,230**	**1,902**	**143,510**	**2,535**	**1,677**
Total	**1,239,598**	**93,329**	**1,332,927**	**1,302,778**	**30,149**	**1,135,425**	**29,164**	**30,830**
Eliminations and corporate	**-**	**(93,329)**	**(93,329)**	**(93,723)**	**394**	**13,736**	**2,431**	**4,335**
Consolidated total	**¥ 1,239,598**	**¥ -**	**¥ 1,239,598**	**¥ 1,209,055**	**¥ 30,543**	**¥ 1,149,161**	**¥ 31,595**	**¥ 35,165**

	(millions of yen)							
	2002							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 92,478	¥ 1,290	¥ 93,768	¥ 88,213	¥ 5,555	¥ 88,688	¥ 1,941	¥ 1,462
Rolling Stock, Construction Machinery & Crushing Plant	121,780	3,756	125,536	125,072	464	141,332	2,898	6,925
Aerospace	161,072	2,021	163,093	149,229	13,864	150,934	3,425	2,571
Gas Turbines & Machinery	171,586	28,072	199,658	194,218	5,440	170,755	4,255	4,598
Plant & Infrastructure Engineering	220,605	14,768	235,373	236,010	(637)	237,688	2,665	815
Consumer products & Machinery	281,207	3,590	284,797	279,615	5,182	267,797	11,553	12,874
Other	95,806	39,962	135,768	134,080	1,688	120,146	2,873	2,593
Total	1,144,534	93,459	1,237,993	1,206,437	31,556	1,177,340	29,610	31,838
Eliminations and corporate	-	(93,459)	(93,459)	(93,213)	(246)	77,735	2,388	1,294
Consolidated total	¥ 1,144,534	¥ -	¥ 1,144,534	¥ 1,113,224	¥ 31,310	¥ 1,255,075	¥ 31,998	¥ 33,132

	(thousands of U.S. dollars)							
	2003							
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income (loss)*	*Total assets*	*Depreciation and amortization*	*Capital expenditures*
Shipbuilding	*$ 877,354*	*$ 12,945*	*$ 890,299*	*$ 878,577*	*$ 11,722*	*$ 795,849*	*$ 16,331*	*$ 21,223*
Rolling Stock, Construction Machinery & Crushing Plant	*1,370,832*	*26,265*	*1,397,097*	*1,351,423*	*45,674*	*975,674*	*23,735*	*27,171*
Aerospace	*1,288,253*	*19,734*	*1,307,987*	*1,257,280*	*50,707*	*1,382,887*	*28,037*	*45,948*
Gas Turbines & Machinery	*1,506,181*	*173,710*	*1,679,891*	*1,629,218*	*50,673*	*1,338,394*	*32,820*	*27,155*
Plant & Infrastructure Engineering	*1,822,729*	*187,662*	*2,010,391*	*2,045,682*	*(35,291)*	*1,593,344*	*19,202*	*5,175*
Consumer products & Machinery	*2,645,799*	*25,233*	*2,671,032*	*2,559,517*	*111,515*	*2,166,057*	*101,414*	*115,865*
Other	*801,647*	*330,899*	*1,132,546*	*1,116,722*	*15,824*	*1,193,927*	*21,090*	*13,952*
Total	*10,312,795*	*776,448*	*11,089,243*	*10,838,419*	*250,824*	*9,446,132*	*242,629*	*256,489*
Eliminations and corporate	*-*	*(776,448)*	*(776,448)*	*(779,725)*	*3,277*	*114,276*	*20,225*	*36,065*
Consolidated total	*$ 10,312,795*	*$ -*	*$ 10,312,795*	*$ 10,058,694*	*$ 254,101*	*$ 9,560,408*	*$ 262,854*	*$ 292,554*

(b) Information by geographic area

	2003					
	External sales	**Intersegment sales**	**Total sales**	**Operating expenses**	**Operating income**	**Total assets**
	(millions of yen)					
Japan	¥ 907,167	¥ 202,171	¥ 1,109,338	¥ 1,083,291	¥ 26,047	¥ 958,762
North America	252,178	13,686	265,864	262,249	3,615	140,742
Europe	56,940	5,521	62,461	61,851	610	41,582
Asia	19,105	11,272	30,377	29,495	882	18,768
Other Areas	4,208	114	4,322	4,215	107	2,764
Total	1,239,598	232,764	1,472,362	1,441,101	31,261	1,162,618
Eliminations and corporate	-	(232,764)	(232,764)	(232,046)	(718)	(13,457)
Consolidated total	¥ 1,239,598	¥ -	¥ 1,239,598	¥ 1,209,055	¥ 30,543	¥ 1,149,161

	2002					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income	Total assets
	(millions of yen)					
Japan	¥ 868,759	¥ 186,659	¥ 1,055,418	¥ 1,024,035	¥ 31,383	¥ 1,012,986
North America	204,510	12,933	217,443	212,346	5,097	148,412
Europe	47,101	3,849	50,950	54,290	(3,340)	38,570
Asia	20,495	10,106	30,601	29,937	664	21,064
Other Areas	3,669	133	3,802	3,735	67	1,966
Total	1,144,534	213,680	1,358,214	1,324,343	33,871	1,222,998
Eliminations and corporate	-	(213,680)	(213,680)	(211,119)	(2,561)	32,077
Consolidated total	¥ 1,144,534	¥ -	¥ 1,144,534	¥ 1,113,224	¥ 31,310	¥ 1,255,075

	2003					
	External sales	*Intersegment sales*	*Total sales*	*Operating expenses*	*Operating income*	*Total assets*
	(thousands of U.S. dollars)					
Japan	*$ 7,547,146*	*$ 1,681,955*	*$ 9,229,101*	*$ 9,012,404*	*$ 216,697*	*$ 7,976,389*
North America	*2,097,987*	*113,860*	*2,211,847*	*2,181,772*	*30,075*	*1,170,899*
Europe	*473,711*	*45,932*	*519,643*	*514,567*	*5,076*	*345,940*
Asia	*158,943*	*93,777*	*252,720*	*245,383*	*7,337*	*156,140*
Other Areas	*35,008*	*949*	*35,957*	*35,067*	*890*	*22,995*
Total	*10,312,795*	*1,936,473*	*12,249,268*	*11,989,193*	*260,075*	*9,672,363*
Eliminations and corporate	*-*	*(1,936,473)*	*(1,936,473)*	*(1,930,499)*	*(5,974)*	*(111,955)*
Consolidated total	*$ 10,312,795*	*$ -*	*$ 10,312,795*	*$ 10,058,694*	*$ 254,101*	*$ 9,560,408*

(c) Overseas sales

	2003		2002		*2003*
	Overseas sales	**% against net sales**	Overseas sales	% against net sales	*Overseas sales*
	(millions of yen)	**(%)**	(millions of yen)	(%)	*(Thousands of U.S. dollars)*
North America	¥ 303,682	24.5%	¥ 272,066	23.8%	*$ 2,526,472*
Europe	92,155	7.4%	62,139	5.4%	*766,681*
Asia	87,014	7.0%	95,832	8.4%	*723,910*
Other Areas	52,494	4.2%	65,988	5.7%	*436,722*
Total	¥ 535,345	43.1%	¥ 496,025	43.3%	*$ 4,453,785*

(Consolidated)

Net sales, orders and order backlog by industry segment

For the years ended March 31, 2003 and 2002

	Millions of yen					Thousands of U.S. dollars
	2003		2002		% Change	2003
Net sales :						
Shipbuilding	¥ 105,458	(9%)	¥ 92,478	(8%)	+14%	$ 877,354
Rolling Stock, Construction Machinery & Crushing Plant	164,774	(13%)	121,780	(11%)	+35%	1,370,832
Aerospace	154,848	(12%)	161,072	(14%)	-4%	1,288,253
Gas Turbines & Machinery	181,043	(14%)	171,586	(15%)	+6%	1,506,181
Plant & Infrastructure Engineering	219,092	(18%)	220,605	(19%)	-1%	1,822,729
Consumer products & Machinery	318,025	(26%)	281,207	(25%)	+13%	2,645,799
Other	96,358	(8%)	95,806	(8%)	+1%	801,647
Total	1,239,598	(100%)	1,144,534	(100%)	+8%	10,312,795
Orders :						
Shipbuilding	110,926	(9%)	106,106	(10%)	+5%	922,845
Rolling Stock, Construction Machinery & Crushing Plant	176,693	(14%)	82,585	(8%)	+114%	1,469,992
Aerospace	163,023	(13%)	151,641	(15%)	+8%	1,356,265
Gas Turbines & Machinery	157,802	(13%)	158,662	(15%)	-1%	1,312,828
Plant & Infrastructure Engineering	208,268	(17%)	160,143	(16%)	+30%	1,732,679
Consumer products & Machinery	318,025	(26%)	281,207	(27%)	+13%	2,645,799
Other	92,712	(8%)	94,428	(9%)	-2%	771,314
Total	¥ 1,227,449	(100%)	¥ 1,034,772	(100%)	+19%	$ 10,211,722

	Millions of yen					Thousands of U.S. dollars
	As of Mar. 31, 2003		As of Mar. 31, 2002		% Change	As of Mar. 31, 2003
Order backlog :						
Shipbuilding	¥ 173,304	(15%)	¥ 194,275	(16%)	-11%	$ 1,441,797
Rolling Stock, Construction Machinery & Crushing Plant	273,563	(23%)	272,642	(22%)	0%	2,275,899
Aerospace	208,410	(18%)	195,447	(16%)	+7%	1,733,860
Gas Turbines & Machinery	170,262	(14%)	204,819	(16%)	-17%	1,416,489
Plant & Infrastructure Engineering	327,911	(28%)	347,496	(28%)	-6%	2,728,045
Consumer products & Machinery	-	(-%)	-	(-%)	-%	-
Other	22,113	(2%)	25,760	(2%)	-14%	183,968
Total	¥ 1,175,563	(100%)	¥ 1,240,439	(100%)	-5%	$ 9,780,058

EXHIBIT 6

Kawasaki

2003年3月27日

株式および転換社債の上場廃止申請について

川崎重工は、2003年3月27日開催の取締役会において、札幌および福岡証券取引所に上場中の普通株式ならびに大阪証券取引所に上場中の転換社債について、上場廃止の申請を行うことを決議しましたので下記のとおりお知らせします。

記

1. 上場廃止申請を行う理由

当社は現在、普通株式については東京、大阪、名古屋、札幌、福岡の5証券取引所に、また転換社債については東京および大阪の2証券取引所に上場しています。しかし、札幌および福岡証券取引所における普通株式ならびに大阪証券取引所における転換社債は近年取引がほとんどなく、上場を廃止しても株主および投資家の皆様に及ぼす影響は少ないと考えられるため、上場廃止の申請を行うこととしたものです。

2. 今後の上場証券取引所

(1)普通株式
　東京、大阪および名古屋証券取引所
(2)転換社債
　東京証券取引所

3. 上場廃止申請予定日

2003年4月1日

4. 今後の見通し

上場廃止申請書類を提出し、各証券取引所にて受理されたあと、整理ポストに割当てられた日から原則1ヵ月後に上場廃止となる予定です。


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Kawasaki



FOR RELEASE: March 27, 2003

KHI Will Apply to Delist Its Stocks and Convertible Bonds from Certain Exchanges

The Board of Directors of Kawasaki Heavy Industries, Ltd. (KHI), at its meeting on March 27, 2003, decided to submit applications for delisting its common shares, now traded on the Sapporo and Fukuoka Stock Exchanges, and its convertible bonds now listed on the Osaka Securities Exchange. Details of this decision are as follows.

1. Reason for applying to delist

At present, KHI's common shares are listed on five stock exchanges, namely those in Tokyo, Osaka, Nagoya, Sapporo, and Fukuoka. In addition, KHI's convertible bonds are listed on two exchanges, those in Tokyo and Osaka. However, in recent years the volume of trading of the Company's common shares on the Sapporo and Fukuoka exchanges and the volume of convertible bonds trading on the Osaka Securities exchanges have been very small. KHI has, therefore, decided to apply to delist from these exchanges because it will have virtually no effect on shareholders and other investors.

2. Exchanges where KHI's Securities will continue to be listed

(1) Common shares: Tokyo, Osaka, and Nagoya stock exchanges

(2) Convertible bonds: Tokyo Stock Exchange

3. Scheduled date for submitting applications

April 1, 2003

4. Subsequent steps

Following the submission of the delisting applications and their acceptance by the relevant

EXHIBIT 7

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室 (東京) Tel. (03) 3435-2130 (神戸) Tel. (078) 371-9531

NO. 2003050 2003年8月8日

平成16年3月期 第1四半期業績の概況（連結）

川崎重工は、平成16年3月期 第1四半期（平成15年4月1日～平成15年6月30日）業績の概況について、つぎのとおりお知らせいたします。

記

連 結

（単位：億円）

	平成16年3月期 第1四半期
売 上 高	2,345

平成１６年３月期　第１四半期業績の概況（連結）

平成 15 年 8 月 8 日

上場会社名　川崎重工業株式会社　上場取引所　東①　大①　名①

コード番号　7012　(URL http://www.khi.co.jp/)　本社所在都道府県　兵庫県

代表者　役職名　取締役社長　氏 名　田﨑　雅元

問合せ先責任者　役職名　財務経理部長　氏 名　佐藤　提員

問合せ先窓口　広報室　TEL (03) 3435 - 2130

1.　四半期業績の概況の作成等に係る事項

売上高の会計処理の方法の最近連結会計年度における認識方法との相違の有無：無

2.　平成 16 年 3 月期第 1 四半期業績の概況（平成 15 年 4 月 1 日 ～ 平成 15 年 6 月 30 日）

（1）売上高

	売上高	前年同期比
	百万円	%
16年3月期第1四半期	234,563	−
15年3月期第1四半期	−	−
（参考）15年 3月期	1,239,598	−

注 1. 当該四半期より四半期業績の開示を行っているため、前年同四半期実績及び増減率は記載していません。

注 2. 金額は百万円未満を切り捨てて表示しています。

（セグメント別売上高）

事業の種類別セグメント	16年3月期第1四半期		（参考）15年3月期	
	金額	構成比	金額	構成比
	百万円	%	百万円	%
船舶	25,915	11.0	105,457	8.5
車両	27,342	11.6	164,773	13.2
航空宇宙	22,838	9.7	154,847	12.4
ガスタービン・機械	32,639	13.9	150,766	12.1
プラント・環境・鉄構	20,025	8.5	219,092	17.6
汎用機	79,351	33.8	318,024	25.6
その他	26,451	11.2	126,635	10.2
合計	234,563	100.0	1,239,598	100.0

注：従来、「ガスタービン・機械事業」に含めていました精機部門は当連結会計年度より「その他事業」に含めることとしました。これに伴い、１５年３月期についても変更後のセグメントに組替えて表示しています。

（売上高に関する補足説明）

当グループは通常の営業の形態として、例年第１四半期に比べ第２四半期に、上半期に比べ下半期に完成する工事の割合が大きく、特に第４四半期に売上が集中する傾向があり、第１四半期実績はほぼ当初計画通りです。

（2）当該四半期において企業集団の財政状態及び経営成績に重大な影響を与えた事象

ありません

3. 平成16年3月期の業績予想（平成15年4月1日～平成16年3月31日）

概ね計画どおりに推移しており、単独・連結とも前回（5月9日）公表値から変更致しません。

（ご参考）5月9日公表業績見通し値

①連結

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	520,000	△ 5,000	△ 5,000
通期	1,170,000	14,000	8,000

②単独

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	300,000	△ 10,000	△ 6,000
通期	770,000	8,000	6,000

*上記の業績見通しは現時点で入手可能な情報に基づき判断したものです。実際の業績は種々の要因により、この見通しと異なる結果となることがありえます。
実際の業績に影響を与える要因としては、当社の事業領域を取り巻く経済情勢、為替相場の変動、国内外の各種規制が挙げられます。

以　上

August 08, 2003

(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES

FLASH CONSOLIDATED SALES REPORT

For the first quarter ended June 30, 2003

1.Net Sales

First quarter of FY2003			
(millions of yen)		*(Thousands of U.S. dollars)*	
¥	234,564	$	*1,958,781*

Information by industry segment

	First quarter of FY2003				
	(millions of yen)			*(Thousands of U.S. dollars)*	
Shipbuilding	¥	25,915	(11%)	$	*216,411*
Rolling Stock, Construction Machinery & Crushing Plant		27,343	(12%)		*228,334*
Aerospace		22,839	(10%)		*190,719*
Gas Turbines & Machinery		32,640	(14%)		*272,564*
Plant & Infrastructure Engineering		20,025	(9%)		*167,224*
Consumer products & Machinery		79,351	(34%)		*662,640*
Other		26,451	(11%)		*220,888*
Total		234,564	(100%)		*1,958,781*

2.Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2004	¥ 1,170,000	¥ 8,000

Notes : 1. This "FLASH CONSOLIDATED SALES REPORT" has been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. *All US$ amounts in these statements represent the arithmetical results of translating Japanese yen* to U.S. dollars on the basis of ¥119.75=$1, the rate prevailing as of June 30, 2003, solely for the convenience of the readers.

【表紙】

【提出書類】	臨時報告書
【提出先】	関東財務局長
【提出日】	平成15年４月１日
【会社名】	川崎重工業株式会社
【英訳名】	Kawasaki Heavy Industries, Ltd.
【代表者の役職氏名】	取締役社長　　田　﨑　雅　元
【本店の所在の場所】	神戸市中央区東川崎町３丁目１番１号
【電話番号】	(078)682—5001(大代表)
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【最寄りの連絡場所】	神戸市中央区東川崎町１丁目１番３号 (神戸クリスタルタワー)
【電話番号】	(078)371—9551
【事務連絡者氏名】	財務経理部副部長　　富　田　健　司
【縦覧に供する場所】	川崎重工業株式会社東京本社 (東京都港区浜松町２丁目４番１号 (世界貿易センタービル)) 川崎重工業株式会社関西支社 (大阪市北区堂島浜２丁目１番29号(古河大阪ビル)) 株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜１丁目６番10号) 株式会社名古屋証券取引所 (名古屋市中区栄３丁目３番17号) 証券会員制法人福岡証券取引所 (福岡市中央区天神２丁目14番２号) 証券会員制法人札幌証券取引所 (札幌市中央区南一条西５丁目14番地の１)

1 【提出理由】

当社は、平成15年２月26日及び３月27日開催の取締役会において、下記のとおり当社代表取締役の異動を行うことを決議しましたので、証券取引法第24条の５第４項並びに企業内容等の開示に関する内閣府令第19条第２項第９号の規定に基づき本報告書を提出するものであります。

2 【報告内容】

（１）代表取締役の氏名、職名、生年月日および所有株式数

①代表取締役でなくなる者

氏名	旧職名	生年月日	所有株式数
井上　義郎	取締役副社長 代表取締役	昭和14年８月28日生	27千株
山下　健悟	常務取締役 代表取締役	昭和15年１月８日生	49千株

②新たに代表取締役となる者

氏名	新職名	旧職名	生年月日	所有株式数
中山　幹彦	常務取締役 代表取締役	常務取締役	昭和16年10月２日生	135千株
寺崎　正俊	常務取締役 代表取締役	常務取締役	昭和17年11月18日生	39千株

（２）異動の年月日

平成15年４月１日

（３）新たに代表取締役となる者の主要略歴

氏名	主要略歴
中山　幹彦	昭和40年４月　入社 平成11年４月　船舶事業部神戸造船工場長 平成13年４月　執行役員就任 平成14年６月　常務取締役、技術本部長就任
寺崎　正俊	昭和41年４月　入社 平成13年４月　執行役員就任、人事労政部長 平成14年１月　経営企画部長 平成14年６月　常務取締役就任

EXHIBIT 8

(Summary Translation)

7.Extraordinary Report dated April 1, 2003.

\- - - - - - - - - - - - - -

Extraordinary Report dated April 1, 2003 submitted to the Ministry of Finance describing the resolution of Board of Directors dated March 27,2003 which releases Mr. Inoue and Mr. Yamashita from a representative director and newly appoints Mr. Nakayama and Mr. Terasaki as a representative director on April 1, 2003.